Execution Version

MASTER PREPAID LEASE
BY AND AMONG
T-MOBILE USA TOWER LLC,
T-MOBILE WEST TOWER LLC,
T-MOBILE USA, INC.
AND

CCTMO LLC

Dated as of November 30, 2012

EXHIBIT LIST

Exhibit A	List of Sites
Exhibit B	List of Lease Sites
Exhibit C	Rent and Pre-Lease Rent
Exhibit D	Allocated Rent
Exhibit E	Option Purchase Price
Exhibit F	Form of UCC-1

Schedule 1-A	23 Year Lease Sites
Schedule 1-B	24 Year Lease Sites
Schedule 1-C	25 Year Lease Sites
Schedule 1-D	26 Year Lease Sites
Schedule 1-E	27 Year Lease Sites
Schedule 1-F	28 Year Lease Sites
Schedule 1-G	29 Year Lease Sites
Schedule 1-H	30 Year Lease Sites
Schedule 1-I	31 Year Lease Sites
Schedule 1-J	32 Year Lease Sites
Schedule 1-K	33 Year Lease Sites
Schedule 1-L	34 Year Lease Sites
Schedule 1-M	35 Year Lease Sites
Schedule 1-N	36 Year Lease Sites
Schedule 1-O	37 Year Lease Sites

MASTER PREPAID LEASE
THIS MASTER PREPAID LEASE (this “Agreement”) is entered into this 30th day of November, 2012 (the “Effective Date”), by and among T-Mobile USA Tower LLC and T-Mobile West Tower LLC, each a Delaware limited liability company (each, a “T-Mobile Lessor” and, collectively, the “T-Mobile Lessors”), T-MOBILE USA, INC., a Delaware corporation (“T-Mobile Parent”), and CCTMO LLC, a Delaware limited liability company (“Tower Operator”). T-Mobile Lessors, T-Mobile Parent and Tower Operator are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties”.
RECITALS:
A.    Certain Affiliates of T-Mobile Parent operate the Sites, which include Towers and related equipment, and such Affiliates either ground lease or otherwise have an interest in the land on which such Towers are located;
B.    Tower Operator desires to lease or operate the Sites;
C.    Tower Operator intends on marketing all available capacity at the Sites and maximizing the collocation revenue that may be derived therefrom;
D.    The obligations set forth in this Agreement are interrelated and required in order for Tower Operator to lease or operate the Sites; and
E.    Simultaneously herewith, the Parties and certain Affiliates thereof are entering into the MPL Site MLA pursuant to which T-Mobile Collocator is leasing the T-Mobile Collocation Space from Tower Operator at the Sites.
NOW, THEREFORE, the Parties agree as follows:
SECTION 1.Definitions.

(a)Certain Defined Terms. In addition to the terms defined elsewhere in this Agreement, the following terms shall have the following respective meanings when used herein with initial capital letters:

“Affiliate” (and, with a correlative meaning, “Affiliated”) means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. As used in this definition, “control” means the beneficial ownership (as such term is defined in Rules 13d-3 and 13d-5 of the Securities Exchange Act of 1934, as amended) of 50% or more of the voting interests of the Person.
“Agreement” has the meaning set forth in the preamble and includes all subsequent modifications and amendments hereof. References to this Agreement in respect of a particular Site shall include the Site Lease Agreement therefor; and references to this Agreement in general and as applied to all Sites shall include all Site Lease Agreements.
“Assumption Requirements” means, with respect to any assignment by Tower Operator or any T-Mobile Lessor of this Agreement (the “assigning party”), that (i) the applicable assignee has creditworthiness, or a guarantor with creditworthiness, reasonably sufficient to perform the obligations of the assigning party under this Agreement or that the assigning party remains liable for such obligations notwithstanding such assignment and (ii) the assignee assumes and agrees to perform all of the obligations of the assigning party hereunder.
“Available Space” means, as to any Site, the portion of the Tower and Land not constituting T-Mobile Collocation Space that is available for lease to or collocation by any Tower Subtenant and all rights appurtenant to such portion, space or area.
“Award” means any amounts paid, recovered or recoverable as damages, compensation or proceeds by reason of any Taking, including all amounts paid pursuant to any agreement with any Person which was made in settlement or under threat of any such Taking, less the reasonable costs and expenses incurred in collecting such amounts.
“Bankruptcy” means a proceeding, whether voluntary or involuntary, under the federal bankruptcy laws, a foreclosure, an assignment for the benefit of creditors, trusteeship, conservatorship or other proceeding or transaction arising out of the insolvency of a Person or any of its Affiliates or involving the complete or partial exercise of a creditor's rights or remedies in respect of payment upon a breach or default in respect of any obligation.
“Business Day” means any day other than a Saturday, Sunday or any other day on which national banks in New York, New York are not open for business.
“Cables” means co-axial cabling, electrical power cabling, ethernet cabling, fiber-optic cabling or any other cabling or wiring necessary for operating Communications Equipment together with any associated conduit piping necessary to encase or protect any such cabling.
“CERCLA” means The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.
“Claims” means any claims, demands, assessments, actions, suits, damages, obligations, fines, penalties, liabilities, losses, adjustments, costs and expenses (including those for bodily injury (including death) and property damage (including the loss of use thereof) and reasonable attorneys' and accountants' fees and expenses).
“Code” means the Internal Revenue Code of 1986, as amended.
“Collateral Agreements” means the following documents entered into on the Effective Date: (i) the Management Agreement, (ii) the Tower Operator General Assignment and Assumption Agreement and (iii) the Transition Services Agreement.
“Collocation Agreement” means an agreement, including master leases, between a T-Mobile Group Member (prior to the Effective Date) or Tower Operator (on or after the Effective Date), on the one hand, and a third party (provided that if such agreement is with a T-Mobile Group Member, such third party is not an Affiliate of such T-Mobile Group Member on the Effective Date), on the other hand, pursuant to which such T-Mobile Group Member or Tower Operator, as applicable, rents or licenses to such third party space at any Site (including space on a Tower), including all amendments, modifications, supplements, assignments, guaranties, side letters and other documents related thereto.

“Communications Equipment” means, as to any Site, all equipment now or hereafter installed at (i) the T-Mobile Collocation Space with respect to T-Mobile Collocator and (ii) any other portion of the Site with respect to a Tower Subtenant, for the provision of current or future communication services, including voice, video, internet and other data services.  Such equipment shall include switches, antennas, including microwave antennas, panels, conduits, flexible transmission lines, Cables, radios, amplifiers, filters, interconnect transmission equipment and all associated software and hardware, and will include any modifications, replacements and upgrades to such equipment.
“Conversion Closing” means the conversion of (i) a Non-Contributable Site to a Contributable Site or (ii) a Pre-Lease Site into a Lease Site subsequent to the Effective Date.
“Conversion Closing Date” means, with respect to each Conversion Closing, the date on which such Conversion Closing is deemed to have occurred.
“CPI” means the Consumer Price Index for all Urban Consumers, U.S., City Average (1982-84 = 100) All Items Index, published by the Bureau of Labor Statistics, United States Department of Labor. If the CPI ceases to be compiled and published at any time during the Term of this Agreement, but a comparable successor index is compiled and published by the Bureau of Labor Statistics, United States Department of Labor, the adjustments provided for in this Agreement which are based on the change in CPI shall be computed according to such successor index, with appropriate adjustments in the index to reflect any material differences in the method of computation from the CPI. If, at any time during the Term of this Agreement, neither the CPI nor a comparable successor index is compiled and published by the Bureau of Labor Statistics, the comparable index for “all items” compiled and published by any other branch or department of the federal government shall be used as a basis for calculation of the CPI-related adjustments provided for in this Agreement, and if no such index is compiled and published by any branch or department of the federal government, the statistics reflecting cost of living increases or decreases, as applicable, as compiled by any institution or organization or individual generally recognized as an authority by financial and insurance institutions shall be used, in each case with appropriate adjustments to the index to reflect any material differences in the method of computation from the CPI.
“Default Option Purchase Price” means 50% of the net present value, calculated as of the date of occurrence of the “event of default” referred to in Section 29(b)(i) and assuming a discount rate of 10%, of the Option Purchase Price for the Purchase Sites with respect to which the Purchase Option is being exercised by Tower Operator.
“Emergency” means any event that causes, has caused or is likely to cause (i) any bodily injury, personal injury or material property damage, (ii) the immediate suspension, revocation, termination or any other adverse effect as to any licenses or permits, (iii) any material adverse effect on the ability of T-Mobile Collocator, or any Tower Subtenants, to operate Communications Equipment at any Site, (iv) any failure of any Site to comply in any material respect with applicable FCC or FAA regulations or other licensing requirements or (v) the termination of a Ground Lease.
“Environmental Law” or “Environmental Laws” means any federal, state or local statute, Law, ordinance, code, rule, regulation, order or decree, regulating, relating to or imposing liability or standards of conduct concerning protection of the environment or public or workplace health and safety as may now or at any time hereafter be in effect, including the following, as same may be amended or replaced from time to time, and all regulations promulgated under or in connection with the Superfund Amendments and Reauthorization Act of 1986; CERCLA; The Clean Air Act;

The Clean Water Act; The Toxic Substances Control Act; The Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act; The Hazardous Materials Transportation Act; and The Occupational Safety and Health Act of 1970.
“Excluded Equipment” means (i) any T-Mobile Communications Equipment or T-Mobile Improvements and (ii) any Tower Subtenant Communications Equipment or Tower Subtenant Improvements.
“Excluded Purchase Sites” means, collectively, (i) any Site with respect to which the applicable Ground Lease has previously expired or been terminated and the applicable T-Mobile Lessor or Tower Operator has not otherwise secured the long term tenure of such Site or (ii) any Site that Tower Operator has previously purchased from the applicable T-Mobile Lessor or its Affiliates.
“FAA” means the United States Federal Aviation Administration or any successor federal Governmental Authority performing a similar function.
“FCC” means the United States Federal Communications Commission or any successor Governmental Authority performing a similar function.
“Federal Income Tax Benefits” means the Federal Depreciation Deductions and the federal income Tax deductions described in Section 34(a)(i).
“Force Majeure” means strike, riot, act of God, nationwide shortages of labor or materials, war, civil disturbance, act of the public enemy, explosion, hurricane, governmental Laws, regulations, orders or restrictions.
“Governmental Approvals” means all licenses, permits, franchises, certifications, waivers, variances, registrations, consents, approvals, qualifications and other authorizations to, from or with any Governmental Authority.
“Governmental Authority” means, with respect to any Person or any Site, any foreign, domestic, federal, territorial, state, tribal or local governmental authority, administrative body, quasi-governmental authority, court, government or self-regulatory organization, commission, board, administrative hearing body, arbitration panel, tribunal or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing, in each case having jurisdiction over such Person or such Site.
“Ground Lease” means, as to any Site, the ground lease, sublease, or any easement, license or other agreement or document pursuant to which the applicable T-Mobile Lessor or a T-Mobile Ground Lease Additional Party holds a leasehold or subleasehold interest, leasehold or subleasehold estate, easement, license, sublicense or other interest in such Site, together with any extensions of the term thereof (whether by exercise of any right or option contained therein or by execution of a new ground lease or other instrument providing for the use of such Site), and including all amendments, modifications, supplements, assignments, guarantees, side letters and other documents related thereto.
“Ground Lessor” means, as to any Site, the “lessor,” “sublessor,” “landlord,” “licensor,” “sublicensor” or similar Person under the related Ground Lease.

“Ground Rent” means, as to any Site, all rents, fees and other charges payable by the applicable T-Mobile Lessor or its Affiliates to the Ground Lessor under the Ground Lease for such Site.
“Hazardous Material” or “Hazardous Materials” means and includes petroleum products, flammable explosives, radioactive materials, asbestos or any material containing asbestos, polychlorinated biphenyls or any hazardous, toxic or dangerous waste, substance or material defined as such (or any similar term) or regulated by, in or for the purposes of Environmental Laws, including Section 101(14) of CERCLA.
“Improvements” means, as to each Site, (i) one or more equipment pads or raised platforms capable of accommodating exterior cabinets or equipment shelters, huts or buildings, electrical service and access for the placement and servicing of T-Mobile Collocator's and, if applicable, each Tower Subtenant Improvement; (ii) buildings, huts, equipment shelters or exterior cabinets; (iii) batteries, generators and associated fuel tanks or any other substances, products, materials or equipment used to provide backup power; (iv) grounding rings; (v) fencing; (vi) signage; (vii) connections for telephone service or utility service up to the meter; (viii) hardware constituting a Tower platform to hold T-Mobile Collocator's and, if applicable, each Tower Subtenant Communications Equipment; (ix) access road improvements; (x) common shelters, if any; (xi) all marking/lighting systems and light monitoring devices; and (xii) such other equipment, alterations, replacements, modifications, additions and improvements as may be installed on or made to all or any component of a Site (including the Land and the Tower). Notwithstanding the foregoing, Improvements do not include Communications Equipment (including T-Mobile Communications Equipment or Tower Operator Communications Equipment).
“Included Property” means, with respect to each Site, (i) the Land related to such Site (including the interest in any Ground Lease), (ii) the Tower located on such Site (including the T-Mobile Collocation Space) and (iii) the related Tower Operator Equipment, Improvements (excluding T-Mobile Improvements and any Tower Subtenant Improvements) and the Tower Related Assets with respect to such Site.
“Inclusion” means the inclusion in the gross income of any T-Mobile Group Member of any amount in connection with the transactions effected by this Agreement or related documents other than the amounts described in Section 34(a)(i)(D).
“Indemnified Party” means a T-Mobile Indemnitee or a Tower Operator Indemnitee, as the case may be.
“Land” means the tract of land constituting a Site, together with all easements and other rights appurtenant thereto.
“Landlord Reimbursement Taxes” means, with respect to any Site, if the applicable Ground Lease provides that Ground Lessor may pass-through any Taxes assessed against the Site or Ground Lessor to the applicable ground lessee, the amount of such Taxes to the extent related to the Land value and not related to the Tower assets for which the Ground Lessor seeks reimbursement from the ground lessee or its assignees under the provisions of the Ground Lease.
“Law” means any statute, rule, code, regulation, ordinance or Order of, or issued by, any Governmental Authority.

“Lease Site” means the (i) Initial Lease Sites and (ii) any Managed Site subject to this Agreement which is converted to a Lease Site pursuant to a Conversion Closing.
“Liens” means, with respect to any asset, any mortgage, lien, pledge, security interest, charge, attachment or encumbrance of any kind in respect of such asset.
“Managed Site” means, for purposes of this Agreement and until any such Site is converted to a Lease Site as provided herein, each Site that is identified on Exhibit A, but is not identified as a Lease Site on Exhibit B and is therefore subject to this Agreement as a Managed Site as of the Effective Date, until such Site is converted to a Lease Site as provided herein. Managed Sites include all Non-Contributable Sites and all Pre-Lease Sites which have not yet been converted to Lease Sites.
“Master Agreement” means the Master Agreement, dated as of September 28, 2012, by and among Crown Castle International Corp., Tower Operator and T-Mobile.
“Modifications” means the construction or installation of Improvements on any Site or any part of any Site after the Effective Date, or the alteration, replacement, modification or addition to all or any component of a Site after the Effective Date, whether Severable or Non-Severable.
“Mortgage” means, as to any Site, any mortgage, deed to secure debt, deed of trust, trust deed or other conveyance of, or encumbrance against, the right, title and interest of a Party in and to the Land, Tower and Improvements on such Site as security for any debt, whether now existing or hereafter arising or created.
“Mortgagee” means, as to any Site, the holder of any Mortgage, together with the heirs, legal representatives, successors, transferees and assignees of the holder.
“MPL Site MLA” means that certain Master Lease Agreement, dated of even date herewith, between Tower Operator, T-Mobile Collocator and T-Mobile Parent.
“Non-Contributable Site” means any Site that is not a Contributable Site.
“Non-Restorable Site” means a Site that has suffered a casualty that damages or destroys all or a Substantial Portion of such Site, or a Site that constitutes a non-conforming use under applicable Zoning Laws prior to such casualty, in either case such that either (i) Zoning Laws would not allow Tower Operator to rebuild a comparable replacement Tower on the Site substantially similar to the Tower damaged or destroyed by the casualty or (ii) Restoration of such Site under applicable Zoning Law, using commercially reasonable efforts, in a period of time that would enable Restoration to be commenced (and a building permit issued) within one year after the casualty, would not be possible or would require either (A) obtaining a change in the zoning classification of the Site under applicable Zoning Laws, (B) the filing and prosecution of a lawsuit or other legal proceeding in a court of law or (C) obtaining a zoning variance, special use permit or any other permit or approval under applicable Zoning Laws that cannot reasonably be obtained by Tower Operator or T-Mobile Lessors.
“Non-Severable” means, with respect to any Modification, any Modification that is not a Severable Modification.
“Order” means an administrative, judicial, or regulatory injunction, order, decree, judgment, sanction, award or writ of any nature of any Governmental Authority of competent jurisdiction.

“Permitted Use” means the use of the Sites for the ownership, operation, management, maintenance or leasing (in whole or in part) of towers and other wireless infrastructure or any similar, related, complementary or ancillary use or use that constitutes a reasonable extension or expansion of the foregoing.
“Person” means any individual, corporation, limited liability company, partnership, association, trust or any other entity or organization, including a Governmental Authority.
“Pre-Lease Rent” means, as to any Managed Site, the amount prepaid by Tower Operator, or any of its Affiliates on behalf of Tower Operator, to the applicable T-Mobile Lessor with respect to such Managed Site pursuant to this Agreement and as specified in Exhibit C.
“Prime Rate” means the rate of interest reported in the “Money Rates” column or section of The Wall Street Journal (Eastern Edition) as being the prime rate on corporate loans of larger U.S. Money Center Banks, or if The Wall Street Journal is not in publication on the applicable date, or ceases prior to the applicable date to publish such rate, then the rate being published in any other publication acceptable to T-Mobile Lessors and Tower Operator as being the prime rate on corporate loans from larger U.S. money center banks shall be used.
“Proceeds” means all insurance moneys recovered or recoverable by any T-Mobile Lessor, Tower Operator or T-Mobile Collocator as compensation for casualty damage to any Site (including the Tower and Improvements of such Site).
“Property Taxes” means, as to each Site, any and all of the following levies, assessed or imposed upon, against or with respect to the Site, any part of the Site, or the use and occupancy of the Site at any time during the Term as to such Site (whether imposed directly by a Governmental Authority or indirectly through any other Persons, and including any penalties, fines and interest related thereto): (i) real property and personal property ad valorem Taxes and assessments; (ii) charges made by any Governmental Authority or quasi public authority for improvements or betterments related to the Site; (iii) sanitary Taxes or charges, sewer or water Taxes or charges; and (iv) any other Tax imposed solely as a result of ownership of the Included Property similar to the Taxes described in (i) through (iii).
“Rent” means, as to any Lease Site, the amount prepaid by Tower Operator, or any of its Affiliates on behalf of Tower Operator, to the applicable T-Mobile Lessor with respect to such Lease Site pursuant to this Agreement and as specified in Exhibit C.
“Rent Payment Period” means, as to each Site, the taxable period set forth in Exhibit C.
“Restoration” means, as to a Site that has suffered casualty damage or is the subject of a Taking, such restoration, repairs, replacements, rebuilding, changes and alterations, including the cost of temporary repairs for the protection of such Site, or any portion of such Site pending completion of action, required to restore the applicable Site (including the Tower and Improvements on such Site but excluding any T-Mobile Communications Equipment or T-Mobile Improvements the restoration of which shall be the sole cost and obligation of T-Mobile Collocator) to a condition that is at least as good as the condition that existed immediately prior to such damage or Taking (as applicable), and such other changes or alterations as may be reasonably acceptable to T-Mobile Collocator and Tower Operator or required by Law.

“Revenue Sharing” means any requirement under a Ground Lease to pay to Ground Lessor a share of the revenue derived from a sublease, license or other occupancy agreement at the Site subject to such Ground Lease.
“Secured Tower Operator Loan” means any loans, bonds, notes or debt instruments secured by all or any portion of Tower Operator's interest hereunder or with respect to any Site, including a collateral assignment of any rights of Tower Operator hereunder, under any Transaction Document or under any related agreements or secured by the pledge of equity interests in Tower Operator.
“Severable” means, with respect to any Modification, any Modification that can be readily removed from a Site or portion of such Site without damaging it in any material respect or without diminishing or impairing the value, utility, useful life or condition that the Site or portion of such Site would have had if such Modification had not been made (assuming the Site or portion of such Site would have been in compliance with this Agreement without such Modification). Notwithstanding the foregoing, a Modification shall not be considered Severable if such Modification is necessary to render the Site or portion of such Site complete for its intended use by Tower Operator (other than Modifications consisting of ancillary items of Tower Operator Equipment of a kind customarily furnished by lessees or operators of property comparable to the Site or portion of such Sites).
“Site” means each parcel of Land subject to this Agreement, all of which are identified on Exhibit A hereto, as such exhibit may be amended or supplemented as provided in this Agreement and the Master Agreement, and the Tower and Improvements located thereon. As used in this Agreement, reference to a Site includes Non-Severable Modifications, but shall not include Severable Modifications, any T-Mobile Improvements, T-Mobile Communications Equipment, any Tower Subtenant's Improvements or Tower Subtenant Communications Equipment.
“Site Expiration Date” means, as to any Site, the sooner to occur of (A) if arrangements have not been entered into to secure the tenure of the relevant Ground Lease pursuant to an extension, new Ground Lease or otherwise, one day prior to the expiration of the relevant Ground Lease (as the same may be amended, extended or renewed pursuant to the terms of this Agreement), or (B) the applicable Site Expiration Outside Date.
“Site Expiration Outside Date” means, (i) as to the 23 Year Lease Sites, the last Business Day of the calendar year ending December 31, 2035, (ii) as to the 24 Year Lease Sites, the last Business Day of the calendar year ending December 31, 2036, (iii) as to the 25 Year Lease Sites, the last Business Day of the calendar year ending December 31, 2037, (iv) as to the 26 Year Lease Sites, the last Business Day of the calendar year ending December 31, 2038, (v) as to the 27 Year Lease Sites, the last Business Day of the calendar year ending December 31, 2039, (vi) as to the 28 Year Lease Sites, the last Business Day of the calendar year ending December 31, 2040, (vii) as to the 29 Year Lease Sites, the last Business Day of the calendar year ending December 31, 2041, (viii) as to the 30 Year Lease Sites, the last Business Day of the calendar year ending December 31, 2042, (ix) as to the 31 Year Lease Sites, the last Business Day of the calendar year ending December 31, 2043, (x) as to the 32 Year Lease Sites, the last Business Day of the calendar year ending December 31, 2044, (xi) as to the 33 Year Lease Sites, the last Business Day of the calendar year ending December 31, 2045, (xii) as to the 34 Year Lease Sites, the last Business Day of the calendar year ending December 31, 2046, (xiii) as to the 35 Year Lease Sites, the last Business Day of the calendar year ending December 31, 2047, (xiv) as to the 36 Year Lease Sites, the last Business Day of the calendar year ending December 31, 2048, and (xv) as to the 37 Year Lease Sites, the last Business Day of the calendar year ending December 31, 2049.

“Substantial Portion” means, as to a Site, so much of such Site (including the Land, Tower and Improvements of such Site, or any portion of such Site) as, when subject to a Taking or damage as a result of a casualty, leaves the untaken or undamaged portion unsuitable for the continued feasible and economic operation of such Site for owning, operating, managing, maintaining or leasing towers and other wireless infrastructure.
“Taking” means, as to any Site, any condemnation or exercise of the power of eminent domain by any Governmental Authority, or any taking in any other manner for public use, including a private purchase, in lieu of condemnation, by a Governmental Authority.
“Tax” means all forms of taxation, whenever created or imposed, whether imposed by a local, municipal, state, foreign, federal or other Governmental Authority, and whether imposed directly by a Governmental Authority or indirectly through any other Person and includes any federal, state, local or foreign income, gross receipts, ad valorem, excise, value-added, sales, use, transfer, franchise, license, stamp, occupation, withholding, employment, payroll, property or environmental tax, levy, charge, assessment or fee together with any interest, penalty, addition to tax or additional amount imposed by a Governmental Authority or indirectly through any other Person, as well as any liability for or in respect of the Taxes of, or determined by reference to the Tax liability of, another Person under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.
“Term” means (i) as to each Site, the term during which this Agreement is applicable to such Site as set forth in Section 9(a); and (ii) as to this Agreement, the period from the Effective Date until the expiration or earlier termination of this Agreement as to all Sites.
“T-Mobile” means T-Mobile Parent and Affiliates thereof that are parties to the Master Agreement.
“T-Mobile Communications Equipment” means any Communications Equipment owned or leased and used exclusively by T-Mobile Collocator.
“T-Mobile Ground Lease Additional Party” means each T-Mobile Group Member that, at any applicable time during the Term of this Agreement, has not yet contributed its right, title and interest in the Included Property of a Managed Site to the applicable T-Mobile Lessor pursuant to the Master Agreement.
“T-Mobile Group” means, collectively, T-Mobile Parent and its Affiliates (including each T-Mobile Lessor, each T-Mobile Ground Lease Additional Party and T-Mobile Collocator) whose names are set forth in the signature pages of this Agreement or any Site Lease Agreement or the Master Agreement and any Affiliate of T-Mobile Parent that at any time becomes a “sublessor” under this Agreement in accordance with the provisions of this Agreement. Solely for purposes of Section 34, the term “T-Mobile Group” shall include each T-Mobile Group Member, the affiliated group of corporations and each member of such group within the meaning of Code Section 1504 of which any T-Mobile Group Member is or shall become a member if such group shall have filed a consolidated return; if applicable, each member in any entity classified as a partnership for federal income Tax purposes and such entity itself if and to the extent such entity is treated as the Tax owner of any of the Sites or portions of the Sites or such entity is a direct or indirect partner in another entity classified as a partnership which is so treated (in either case, a “T-Mobile Partnership”); and, if applicable, any entity owned by a T-Mobile Group Member or T-Mobile

Partnership that for federal income Tax purposes is disregarded as an entity separate from its owner.
“T-Mobile Group Member” means each member of the T-Mobile Group.
“T-Mobile Improvements” means any Improvements located at a Site that support, shelter, protect, enclose or provide power or back-up power to T-Mobile Communications Equipment other than a Tower. All utility connections that provide service to T-Mobile Communications Equipment, including those providing Backhaul Services, shall be deemed T-Mobile Improvements.
“T-Mobile Indemnitee” means each T-Mobile Lessor, each T-Mobile Ground Lease Additional Party and T-Mobile Collocator and their respective Affiliates, directors, officers, employees, agents and representatives (except Tower Operator and its Affiliates and any agents of Tower Operator or its Affiliates).
“Tower” means the communications towers on the Sites from time to time.
“Tower Operator Equipment” means all physical assets (other than real property, interests in real property and Excluded Equipment), located at the applicable Site on or in, or attached to, the Land, Improvements or Towers leased to, owned by or operated by Tower Operator pursuant to this Agreement.
“Tower Operator Indemnitee” means Tower Operator and its Affiliates and its and their respective directors, officers, employees, agents and representatives.
“Tower Operator Lender” means the holder(s) of any Secured Tower Operator Loan, together with the heirs, legal representatives, successors, transferees, nominees and assignees of such holder(s). Any group of holders of the same Secured Tower Operator Loan who are represented by the same Tower Operator Lender Representatives shall be deemed to be one Tower Operator Lender for purposes of this Agreement.
“Tower Operator Lender Representative” means any administrative agent, trustee, collateral agent or similar representative acting on behalf or for the benefit of any Tower Operator Lender or group of Tower Operator Lenders with respect to the same Secured Tower Operator Loan.
“Tower Operator Negotiated Renewal” means (i) an extension or renewal of any Ground Lease by Tower Operator in accordance with this Agreement or (ii) a new Ground Lease, successive to a previously existing Ground Lease, entered into by Tower Operator; provided that, in the case of this clause (ii), (A) the term of such new Ground Lease commences immediately upon the expiration of the previously existing Ground Lease, (B) the new Ground Lease continues to remain in the name of a T-Mobile Lessor as the “ground lessee” under such new Ground Lease and (C) the new Ground Lease is otherwise executed in accordance with this Agreement.
“Tower Operator Permitted Liens” means, as to any Site, collectively, (i) Liens in respect of Property Taxes or other Taxes that are not yet delinquent as long as no foreclosure, distraint, sale or similar proceedings have been commenced with respect thereto; (ii) Liens of landlords, laborers, shippers, carriers, warehousemen, mechanics, materialmen, repairmen and other like Liens imposed by Law that arise in the ordinary course of business; (iii) general utility, roadway and other easements or rights of way that do not or would not reasonably be expected to, individually or in the aggregate, materially adversely affect the use or operation of the Tower or Site as a telecommunications tower facility; (iv) rights of, or by, through or under Persons leasing, licensing or otherwise occupying space on any Tower or otherwise utilizing any Tower pursuant to any Collocation Agreement as provided therein; (v) all Liens and other matters of public record against the underlying real property interest of any ground lessor under any ground lease; (vi) the terms and provisions of any ground lease as provided therein; (vii) any Mortgage granted by Tower Operator in connection with a Secured Tower Operator Loan; (viii) any Lien or right created by Persons other than Tower Operator or its Affiliates and not caused or consented to by Tower Operator or its Affiliates; and (ix) any Lien or right otherwise caused or consented to by any T-Mobile Group Member.
“Tower Subtenant” means, as to any Site, any Person (other than T-Mobile Collocator) that (i) is a “sublessee”, “licensee” or “sublicensee” under any Collocation Agreement affecting such Site; or (ii) subleases, licenses, sublicenses or otherwise acquires from Tower Operator the right to use Available Space on such Site.
“Tower Subtenant Communications Equipment” means any Communications Equipment owned or leased by a Tower Subtenant.
“Tower Subtenant Improvements” means any Improvements located at a Site that support, shelter, protect, enclose or provide power or back-up power to Tower Subtenant Communications Equipment other than a Tower. All utility connections that provide service to Tower Subtenant Communications Equipment shall be deemed Tower Subtenant Improvements.
“Tower Subtenant Related Party” means Tower Subtenant and its Affiliates, and its and their respective directors, officers, employees, agents and representatives.
“Tranche of Sites” refers to each of the 23 Year Lease Sites, 24 Year Lease Sites, 25 Year Lease Sites, 26 Year Lease Sites, 27 Year Lease Sites, 28 Year Lease Sites, 29 Year Lease Sites, 30 Year Lease Sites, 31 Year Lease Sites, 32 Year Lease Sites, 33 Year Lease Sites, 34 Year Lease Sites, 35 Year Lease Sites, 36 Year Lease Sites and 37 Year Lease Sites.
“Transaction Documents” means this Agreement, the Master Agreement, the MPL Site MLA, the Collateral Agreements and all other documents to be executed by the Parties in connection with the consummation of transactions contemplated by the Master Agreement, the MPL Site MLA and this Agreement.
“23 Year Lease Purchase Option Closing Date” means the last Business Day of the calendar year ending December 31, 2035.
“24 Year Lease Purchase Option Closing Date” means the last Business Day of the calendar year ending December 31, 2036.
“25 Year Lease Purchase Option Closing Date” means the last Business Day of the calendar year ending December 31, 2037.
“26 Year Lease Purchase Option Closing Date” means the last Business Day of the calendar year ending December 31, 2038.
“27 Year Lease Purchase Option Closing Date” means the last Business Day of the calendar year ending December 31, 2039.

“28 Year Lease Purchase Option Closing Date” means the last Business Day of the calendar year ending December 31, 2040.
“29 Year Lease Purchase Option Closing Date” means the last Business Day of the calendar year ending December 31, 2041.
“30 Year Lease Purchase Option Closing Date” means the last Business Day of the calendar year ending December 31, 2042
“31 Year Lease Purchase Option Closing Date” means the last Business Day of the calendar year ending December 31, 2043.
“32 Year Lease Purchase Option Closing Date” means the last Business Day of the calendar year ending December 31, 2044.
“33 Year Lease Purchase Option Closing Date” means the last Business Day of the calendar year ending December 31, 2045.
“34 Year Lease Purchase Option Closing Date” means the last Business Day of the calendar year ending December 31, 2046.
“35 Year Lease Purchase Option Closing Date” means the last Business Day of the calendar year ending December 31, 2047.
“36 Year Lease Purchase Option Closing Date” means the last Business Day of the calendar year ending December 31, 2048.
“37 Year Lease Purchase Option Closing Date” means the last Business Day of the calendar year ending December 31, 2049.
“23 Year Lease Purchase Sites” means all 23 Year Lease Sites on the 23 Year Lease Purchase Option Closing Date then subject to the terms and provisions of this Agreement that are not Excluded Purchase Sites.
“24 Year Lease Purchase Sites” means all 24 Year Lease Sites on the 24 Year Lease Purchase Option Closing Date then subject to the terms and provisions of this Agreement that are not Excluded Purchase Sites.
“25 Year Lease Purchase Sites” means all 25 Year Lease Sites on the 25 Year Lease Purchase Option Closing Date then subject to the terms and provisions of this Agreement that are not Excluded Purchase Sites.
“26 Year Lease Purchase Sites” means all 26 Year Lease Sites on the 26 Year Lease Purchase Option Closing Date then subject to the terms and provisions of this Agreement that are not Excluded Purchase Sites.
“27 Year Lease Purchase Sites” means all 27 Year Lease Sites on the 27 Year Lease Purchase Option Closing Date then subject to the terms and provisions of this Agreement that are not Excluded Purchase Sites.

“28 Year Lease Purchase Sites” means all 28 Year Lease Sites on the 28 Year Lease Purchase Option Closing Date then subject to the terms and provisions of this Agreement that are not Excluded Purchase Sites.
“29 Year Lease Purchase Sites” means all 29 Year Lease Sites on the 29 Year Lease Purchase Option Closing Date then subject to the terms and provisions of this Agreement that are not Excluded Purchase Sites.
“30 Year Lease Purchase Sites” means all 30 Year Lease Sites on the 30 Year Lease Purchase Option Closing Date then subject to the terms and provisions of this Agreement that are not Excluded Purchase Sites.
“31 Year Lease Purchase Sites” means all 31 Year Lease Sites on the 31 Year Lease Purchase Option Closing Date then subject to the terms and provisions of this Agreement that are not Excluded Purchase Sites.
“32 Year Lease Purchase Sites” means all 32 Year Lease Sites on the 32 Year Lease Purchase Option Closing Date then subject to the terms and provisions of this Agreement that are not Excluded Purchase Sites.
“33 Year Lease Purchase Sites” means all 33 Year Lease Sites on the 33 Year Lease Purchase Option Closing Date then subject to the terms and provisions of this Agreement that are not Excluded Purchase Sites.
“34 Year Lease Purchase Sites” means all 34 Year Lease Sites on the 34 Year Lease Purchase Option Closing Date then subject to the terms and provisions of this Agreement that are not Excluded Purchase Sites.
“35 Year Lease Purchase Sites” means all 35 Year Lease Sites on the 35 Year Lease Purchase Option Closing Date then subject to the terms and provisions of this Agreement that are not Excluded Purchase Sites.
“36 Year Lease Purchase Sites” means all 36 Year Lease Sites on the 36 Year Lease Purchase Option Closing Date then subject to the terms and provisions of this Agreement that are not Excluded Purchase Sites.
“37 Year Lease Purchase Sites” means all 37 Year Lease Sites on the 37 Year Lease Purchase Option Closing Date then subject to the terms and provisions of this Agreement that are not Excluded Purchase Sites.
“23 Year Lease Sites” means the Sites set forth on Schedule 1-A hereto.
“24 Year Lease Sites” means the Sites set forth on Schedule 1-B hereto.
“25 Year Lease Sites” means the Sites set forth on Schedule 1-C hereto.
“26 Year Lease Sites” means the Sites set forth on Schedule 1-D hereto.
“27 Year Lease Sites” means the Sites set forth on Schedule 1-E hereto.
“28 Year Lease Sites” means the Sites set forth on Schedule 1-F hereto.

“29 Year Lease Sites” means the Sites set forth on Schedule 1-G hereto.
“30 Year Lease Sites” means the Sites set forth on Schedule 1-H hereto.
“31 Year Lease Sites” means the Sites set forth on Schedule 1-I hereto.
“32 Year Lease Sites” means the Sites set forth on Schedule 1-J hereto.
“33 Year Lease Sites” means the Sites set forth on Schedule 1-K hereto.
“34 Year Lease Sites” means the Sites set forth on Schedule 1-L hereto.
“35 Year Lease Sites” means the Sites set forth on Schedule 1-M hereto.
“36 Year Lease Sites” means the Sites set forth on Schedule 1-N hereto.
“37 Year Lease Sites” means the Sites set forth on Schedule 1-O hereto.
“Zoning Laws” means any zoning, land use or similar Laws, including Laws relating to the use or occupancy of any communications towers or property, building codes, development orders, zoning ordinances, historic preservation laws and land use regulations.
Any other capitalized terms used in this Agreement shall have the respective meanings given to them elsewhere in this Agreement.
(b)Terms Defined Elsewhere in this Agreement. In addition to the terms defined in Section 1(a), the following terms are defined in the Section or part of this Agreement specified below:

Defined Term	Section

Allocated Rent	Section 10(c)
Authorized Collocation Agreements Documents	Section 6(b)
Authorized Ground Lease Document	Section 4(b)
Casualty Notice	Section 35(a)
Default Notice	Section 5(b)
Disputes	Section 15(d)
Effective Date	Preamble
Federal Depreciation Deductions	Section 34(a)(i)
Financial Advisors	Section 32(a)
Indemnifying Party	Section 15(c)(i)
Initial Lease Sites	Exhibit B
New Lease	Section 21(b)(iii)
NOTAM	Section 24(g)(i)
Option Purchase Price	Section 20(b)
Option Sellers	Section 20(a)
Party	Preamble
Post-Exercise Period	Section 34(g)
Proportional Rent	Section 10(d)
Purchase Option	Section 20(a)
Purchase Option Closing Dates	Section 20(a)
Purchase Sites	Section 20(a)
Qualified Tower Operator	Section 18(a)(i)
Restorable Site	Section 35(a)
Risk of Forfeiture	Section 14(b)
Section 467 Loan	Section 10(d)
Tax Assumptions	Section 34(a)(i)
Tax Claim	Section 34(d)
Tax Event	Section 34(a)(iii)
Tax Indemnitee	Section 34(a)(iii)
Tax Indemnity Notice	Section 34(a)(iii)
Tax Loss	Section 34(a)(iii)
Tax Savings	Section 34(c)
Third Party Claim	Section 15(c)(i)
T-Mobile Lessor	Preamble
T-Mobile Lessor Extension Notice	Section 4(d)(iv)
T-Mobile Lessor Obligations	Section 39(a)
T-Mobile Parent	Preamble
Tower Operator	Preamble
Tower Operator Extension or Relocation Notice	Section 4(d)(iii)
Tower Operator Property Tax Charge	Section 22(c)
Tower Operator Work	Section 12(b)
Transfer Taxes	Section 22(e)
Transferred Property	Section 20(c)
Triggering Event	Section 34(c)
Unauthorized Document	Section 4(b)

(c)Terms Defined in Master Agreement. The following defined terms in the Master Agreement are used herein as defined in the Sections or parts therein when used herein with initial capital letters:

Defined Term	Section

Applicable Closing	Section 1.1
Contributable Site	Section 4.1(a)
Lease Buyout Firm	Section 1.1
Management Agreement	Recitals
Parent Indemnity Agreement	Section 2.2(k)
Permitted Encumbrances	Section 1.1
Pre-Lease Site	Section 1.1
T-Mobile Internal Transfers Agreement	Section 1.1
Technical Closing	Section 2.6(c)
Tower Operator General Assignment and Assumption Agreement	Recitals
Tower Related Assets	Section 1.1
Transition Services Agreement	Recitals

(d)Terms Defined in the MPL Site MLA. The following defined terms in the MPL Site MLA are used herein as defined in the Sections or parts therein when used herein with initial capital letters:

Defined Term	Section

Backhaul Services	Section 19(d)
Memorandum of Site Lease Agreement	Section 1(a)
Site Lease Agreement	Section 1(a)
T-Mobile Collocation Rent	Section 4(a)
T-Mobile Collocation Space	Section 9(a)
T-Mobile Collocator	Section 1(a)
T-Mobile Ground Rent	Section 4(a)
T-Mobile Total Rent Amount	Section 4(a)

(e)Construction. The descriptive headings herein are inserted for convenience of reference only and are not intended to be a substantive part of or to affect the meaning or interpretation of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns, pronouns and verbs shall include the plural and vice versa. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. The use of the words “include” or “including” in this Agreement shall be by way of example rather than by limitation. The use of the words “or,” “either” or “any” shall not be exclusive. References to a “Schedule” or an “Exhibit” are, unless otherwise specified, to a Schedule or an Exhibit attached to this Agreement and references to a “Section,” “preamble” or “recital” are, unless otherwise specified, to a Section, preamble or recital of this Agreement. The Parties have participated equally in the negotiation and drafting of this Agreement and the Transaction

Documents. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. If any provision of this Agreement provides that Tower Operator or any of its Affiliates shall “require” any Tower Subtenant to engage or refrain from engaging in certain activities, or take or refrain from taking certain acts, such provision shall not be construed as an assurance by Tower Operator or such Affiliate of Tower Operator with respect to such Tower Subtenant's compliance therewith.

SECTION 2.Documents.

(a)Documents. This Agreement shall consist of the following documents, as amended from time to time as provided herein:

(i)this Agreement;

(ii)the following Exhibits, which are incorporated herein by this reference:

Exhibit A	List of Sites
Exhibit B	List of Lease Sites
Exhibit C	Rent and Pre-Lease Rent
Exhibit D	Allocated Rent
Exhibit E	Option Purchase Price
Exhibit F	Form of UCC-1

(iii)Schedules to the Exhibits, which are incorporated herein by reference, and all Schedules to this Agreement, which are incorporated herein by reference; and

(iv)such additional documents as are incorporated by reference, including the MPL Site MLA relating to a Site.

(b)Priority of Documents. If any of the documents referenced in Section 2(a) are inconsistent, this Agreement shall prevail over the Exhibits, the Schedules and additional incorporated documents.

(c)Survival of Terms and Provisions. All terms defined in this Agreement and all provisions of this Agreement solely to the extent necessary to the interpretation of the Master Agreement or any other Collateral Agreement referred to in the Master Agreement shall survive after the termination or expiration of this Agreement and shall remain in full force and effect until the expiration or termination of such applicable agreement.

SECTION 3.Tower Operator Lease of Lease Site and Occupancy Rights With Respect to Managed Sites.

(a)Lease Sites. Subject to the terms and conditions of this Agreement, as of the Effective Date as to the Initial Lease Sites, and thereafter as of the applicable Conversion Closing Date as to each Managed Site converted to a Lease Site hereunder pursuant to a Conversion Closing, each T-Mobile Lessor hereby lets, leases and demises unto Tower Operator, and Tower Operator hereby leases, takes and accepts from such T-Mobile Lessor, the Included Property of all of the

Lease Sites held by such T-Mobile Lessor. As to each Site, this Agreement is a grant of a subleasehold, sublicense or other interest in such Site. The rights granted to Tower Operator under this Agreement include, with respect to each Tower, the right of Tower Operator to use and employ, to the extent such rights may be legally granted to or used by Tower Operator, the Tower Related Assets related to the Sites. T-Mobile Lessors and Tower Operator acknowledge and agree that this single Agreement is indivisible, intended to cover all of the Sites and is not a separate lease and sublease or agreement with respect to individual Sites, and in the event of a Bankruptcy of any Party, all Parties intend that this Agreement be treated as a single indivisible agreement. In addition, the Parties acknowledge and agree that this Agreement is intended to be treated for U.S. federal income Tax purposes as a lease between Tower Operator and T-Mobile Lessors with respect to the Sites, and the Parties further agree to not take any position on any Tax return that is inconsistent with such treatment.

(b)Additional Lease Sites. Each Lease Site that is not an Initial Lease Site shall be made subject to this Agreement by means of a Conversion Closing (after which the T-Mobile Lessors and Tower Operator shall execute and deliver at a Technical Closing an amendment of Exhibit B hereto to reflect such Site as a Lease Site instead of a Managed Site).

(c)Managed Sites. As to each Managed Site, each T-Mobile Lessor hereby appoints Tower Operator, and Tower Operator agrees to act and shall act, as the exclusive operator during the Term of the Included Property of each Managed Site operated by such T-Mobile Lessor. Notwithstanding anything to the contrary herein, no leasehold, subleasehold or other real property interest is granted pursuant to Section 3(a) in the Included Property of any Managed Site until the Conversion Closing at which such Managed Site is converted to a Lease Site. The rights granted to Tower Operator under this Agreement include, with respect to each Tower, the right of Tower Operator to use and employ, to the extent such rights may be legally granted to or used by Tower Operator, the Tower Related Assets related to the Managed Sites. In performing its duties as operator of the Managed Sites, Tower Operator shall manage, administer and operate each of the Managed Sites, subject to the provisions of this Agreement, in a manner consistent with the standards Tower Operator uses to manage, administer and operate the Lease Sites. Except as expressly provided herein (including Section 28), no T-Mobile Ground Lease Additional Party nor T-Mobile Lessor shall exercise any rights or take any actions with respect to the operation, maintenance, leasing or licensing of any Managed Sites, all such rights being exclusively reserved to Tower Operator hereunder.

(d)Tower Operator Acceptance of Sites. Tower Operator hereby accepts the Included Property of each Site in its “AS IS” condition, without any representation or warranty of or from any T-Mobile Lessor or T-Mobile Parent or their respective Affiliates whatsoever as to its condition or suitability for any particular use, except as may be expressly set forth in the Master Agreement, the remedies for a breach of which shall be solely under and subject to the terms, conditions and limitations thereof. Except as set forth in the Master Agreement, Tower Operator hereby acknowledges that none of T-Mobile Lessor or T-Mobile Parent or any of their respective agents or Affiliates has made any representation or warranty, express or implied, with respect to any of the Included Property, or any portion of such Included Property, or the suitability or fitness for the conduct of Tower Operator's business or for any other purpose, including the Permitted Use.

(e)Site Related Revenue. During the Term, Tower Operator shall receive and shall be entitled to all of the revenue generated by each Site and the Included Property of such Site (other than the Rent and Pre-Lease Rent payable hereunder), including all revenue under the Collocation

Agreements accruing from and after the Effective Date and all revenue received under the Collocation Agreements on or prior to the Effective Date for or with respect to periods from and after the Effective Date, and no T-Mobile Lessor or any of its Affiliates shall be entitled to any of such revenue. Except as may be expressly provided otherwise in the Transitions Services Agreement, if any such revenue is paid to any T-Mobile Lessor or its Affiliates, such T-Mobile Lessor or its Affiliate receiving such revenue shall remit such revenue to Tower Operator promptly after receiving such revenue. Each T-Mobile Lessor and the applicable T-Mobile Ground Lease Additional Party (as applicable) shall direct (or cause its Affiliate to direct), in writing, all payers of amounts due and accruing after the Effective Date under the Collocation Agreements to pay such amounts to Tower Operator.

(f)Site Related Expenses. From and after the Effective Date, except as otherwise expressly provided in this Agreement or any other Transaction Document, Tower Operator shall be responsible for the payment of, and shall pay, all expenses due and accruing after the Effective Date and related to or associated with the Sites, whether ordinary or extraordinary, and whether foreseen or unforeseen. T-Mobile Lessors shall pay, as and when due, T-Mobile's Share of Transaction Revenue Sharing Payments (as defined in the Master Agreement) that are required to be made in respect of the Rent and Pre-Lease Rent for all Sites. Tower Operator shall pay, as and when due, Tower Operator's Share of Transaction Revenue Sharing Payments (as defined in the Master Agreement) that are required to be made in respect of the Rent and Pre-Paid Rent for all Sites.

(g)Filing of Financing Statements. T-Mobile Parent and each T-Mobile Lessor hereby irrevocably authorizes Tower Operator or its designee to file in any relevant jurisdiction, at any time and from time to time, any UCC-1 financing statement, which shall be substantially in the form of Exhibit F hereto, and any amendments thereto, that are in each case necessary or desirable to evidence, perfect or otherwise record Tower Operator's leasehold or management interest in each Site, as applicable, granted pursuant to this Agreement and the other Transaction Documents. T-Mobile Parent and each T-Mobile Lessor agrees, promptly upon request by Tower Operator, to provide Tower Operator with any information that is required or reasonably requested by Tower Operator in connection with the filing of any such financing statement or document.

SECTION 4.Tower Operator Rights and Obligations Under the Ground Leases.

(a)Compliance with Ground Leases. Tower Operator hereby acknowledges that, as to the Included Property of each Site, this Agreement is subject and subordinate to all of the terms and conditions of the applicable Ground Lease of such Site. From and after the Effective Date, Tower Operator shall promptly pay or cause to be paid the Ground Rent under each Ground Lease for each Site during the Term of this Agreement when such payments become due and payable and, if Tower Operator fails to pay Ground Rent under any Ground Lease on a timely basis as required hereby, Tower Operator shall be responsible for any applicable late charges, fees or interest payable to the Ground Lessor. Should any Ground Lessor refuse the payment of Ground Rent for an applicable Site from any Person other than the applicable T-Mobile Lessor or its Affiliate, as applicable, then such T-Mobile Lessor or its Affiliate, as applicable, shall promptly pay such amount after Tower Operator pays or causes such amount to be paid to such T-Mobile Lessor or its Affiliates with instructions for such T-Mobile Lessor or its Affiliate, as applicable, to pay such amount to the applicable Ground Lessor. Tower Operator shall abide by, comply with and perform all applicable terms, covenants, conditions and provisions of each Ground Lease (including terms, covenants, conditions and provisions relating to maintenance, insurance and alterations) as if Tower Operator were the “ground lessee” under the applicable Ground Lease and, to the extent evidence of such performance must be provided to a Ground Lessor, Tower Operator shall provide such evidence to such Ground Lessor. To the extent that any Ground Lease imposes or requires the performance of the “ground lessee” thereunder of any duty or obligation that is more stringent than or in conflict with any term, covenant, condition or provision of this Agreement, the applicable term, covenant, condition or provision of such Ground Lease shall control and shall constitute the duties and obligations of Tower Operator under this Agreement as to the subject matter of such term, covenant, condition or provision. Tower Operator shall be responsible for any breaches of, or defaults under, any Ground Lease that are caused by Tower Operator's authorized agents and employees. In no event shall Tower Operator have any liability to any T-Mobile Group Member for any breach of, or default under, a Ground Lease caused by an act or omission of any T-Mobile Lessor or any T-Mobile Group Member.

(b)Tower Operator Rights Under Ground Leases. Each T-Mobile Lessor hereby delegates to Tower Operator the sole and exclusive right to perform the obligations of, and assert and exercise the rights of, such T-Mobile Lessor and all T-Mobile Ground Lease Additional Parties under all Ground Leases. Tower Operator shall be entitled, subject to the provisions of Section 37, to review, negotiate and execute any Tower Operator Negotiated Renewal, waiver, amendment, extension, renewal, sequential lease, adjacent lease, non-disturbance agreement and other documentation relating to Ground Leases that (i) Tower Operator determines in good faith is on commercially reasonable terms, (ii) is of a nature and on terms to which Tower Operator would agree (in light of the circumstances and conditions that exist at such time) in the normal course of business if it owned the property to which the Ground Lease relates and (iii) otherwise satisfies the following requirements of this Section 4 (each, an “Authorized Ground Lease Document”). Each T-Mobile Lessor hereby grants Tower Operator a limited power of attorney and hereby appoints Tower Operator as its attorney in fact to review, negotiate and execute on behalf of such T-Mobile Lessor all Authorized Ground Lease Documents, all Authorized Collocation Agreement Documents related to the Managed Sites and all other documents contemplated and permitted by this Agreement or necessary to give effect to the intent of this Agreement and the transactions contemplated by this Agreement and the other Transaction Documents other than any Unauthorized Documents (as defined below). Each T-Mobile Lessor agrees to execute, from time to time, such other documents and certificates (including a separate power of attorney) as Tower Operator may reasonably request to evidence the power of attorney granted hereby and the appointment of Tower Operator as such T-Mobile Lessor's attorney hereunder. T-Mobile Parent agrees to cause each T-Mobile Ground Lease Additional Party to grant and execute a limited power of attorney and to appoint Tower Operator as its attorney in fact to review, negotiate and execute on behalf of such T-Mobile Ground Lease Additional Party all Authorized Ground Lease Documents, all Authorized Collocation Agreement Documents related to the Managed Sites and all other documents contemplated and permitted by this Agreement or necessary to give effect to the intent of this Agreement and the transactions contemplated by this Agreement and the other Transaction Documents other than any Unauthorized Documents. T-Mobile Parent and each T-Mobile Lessor agrees, and T-Mobile Parent agrees to cause each T-Mobile Ground Lease Additional Party to, execute and deliver, as promptly as reasonably practicable and in any event within 10 Business Days following request therefor by Tower Operator, any Authorized Ground Lease Document, any Authorized Collocation Agreement Document and any other document contemplated and permitted by this Agreement or necessary to give effect to the intent of this Agreement and the other Transaction Documents. “Unauthorized Document” means any document that (i) provides for the acquisition of a fee simple interest in real property or the purchase of assets by Tower Operator in the name of any T-Mobile Lessor or any of its Affiliates;

(ii) provides for the incurrence of indebtedness for borrowed money in the name of any T-Mobile Lessor or any of its Affiliates; (iii) is between or among Tower Operator or any of its Affiliates, on the one hand, and any T-Mobile Lessor or any of its Affiliates, on the other hand; (iv) waives, terminates, amends or exercises (or purports to waive, terminate, amend or exercise) any right expressly granted to and reserved for the benefit of any T-Mobile Lessor or any of its Affiliates under this Agreement and the Transaction Documents; or (v) settles or compromises any Dispute and the settlement or compromise thereof involves an admission of any violation of Law or admission of wrongdoing by any T-Mobile Lessor or any of its Affiliates.

(c)Exercise of Existing Ground Lease Extensions. During the Term of any Ground Lease relating to any Site, Tower Operator agrees to exercise prior to the expiration of the applicable Ground Lease and in accordance with the provisions of the applicable Ground Lease, any and all extension options existing as of the Effective Date. Notwithstanding the foregoing, Tower Operator shall not be required to exercise any Ground Lease extension option (A) if T-Mobile Collocator at the Site covered by such Ground Lease is in default of its obligations under the MPL Site MLA as to the Site beyond applicable notice and cure periods provided herein, (B) if the then remaining term of such Ground Lease (determined without regard to such extension option) shall extend beyond the term of the MPL Site MLA as to such Site taking into account all renewal options that may be exercised by T -Mobile Collocator under the MPL Site MLA or (C) if T-Mobile Collocator has given termination notice under the MPL Site MLA relating to such Site.

(d)Negotiation of Additional Ground Lease Extensions.

(i)Tower Operator shall be entitled to negotiate and obtain, in accordance with the provisions of Section 37, the further extension of the term of all Ground Leases subject to the provisions of Section 4(b) and this Section 4(d). Each T-Mobile Lessor, if requested by Tower Operator, shall use commercially reasonable efforts to assist Tower Operator (and not interfere with Tower Operator) in obtaining such further extensions; provided that such T-Mobile Lessor shall not be required to expend any funds in connection therewith.

(ii)Tower Operator shall provide T-Mobile Lessors with (A) a quarterly summary of all Tower Operator Negotiated Renewals entered into for such given quarter, (B) promptly upon execution thereof, a copy of any Tower Operator Negotiated Renewal or any other document executed by Tower Operator as attorney for any T-Mobile Lessor or any T-Mobile Additional Ground Lease Party pursuant to a power of attorney granted pursuant to or as contemplated by Section 4(b), which may be provided in electronic form (including by posting a copy of such document to an electronic data room to which T-Mobile Lessors have been granted access) and (C) such related material documents executed in connection with any Tower Operator Negotiated Renewal as may be reasonably requested by any T-Mobile Lessor (except privileged or confidential documents or where such disclosure is prohibited by Law).

(iii)Tower Operator shall provide the applicable T-Mobile Lessor with notice (a “Tower Operator Extension or Relocation Notice”) 180 days prior to the expiration of any Ground Lease which does not include provisions of renewal beyond the scheduled expiration date (other than any such Ground Lease that is scheduled to expire within 24 months following the Effective Date). The Tower Operator Extension or Relocation Notice shall set forth (A) Tower Operator's intent to negotiate an extension or renewal of such Ground Lease (in which case Tower Operator shall provide subsequent notification of the progress of such negotiations, including the successful completion of the negotiations) or (B) Tower Operator's intent to pursue an alternative site that is in all material respects suitable for T-Mobile Collocator's use at no additional cost to T-Mobile Collocator (in which case such notice shall also describe Tower Operator's plans to relocate T-Mobile Communications Equipment in a manner that shall result in no costs to T-Mobile Collocator and no interruption of T-Mobile Collocator's business).

(iv)If Tower Operator fails to timely deliver a Tower Operator Extension or Relocation Notice or T-Mobile Collocator, in its reasonable discretion, determines that Tower Operator's plans for an alternative site are not acceptable, the applicable T-Mobile Lessor shall have the right, but not the obligation, to commence negotiations with the applicable Ground Lessor under the expiring Ground Lease (provided that such T-Mobile Lessor (and its Affiliates) may not commence such negotiations until the date that is 120 days prior to the expiration date of the applicable Ground Lease (or until the date that is 60 days prior to the expiration date of the applicable Ground Lease in the case of a Ground Lease the Ground Lessor in respect of which is a Governmental Authority)) and shall act in good faith to not undermine or adversely affect Tower Operator's economic interests in the applicable Site at any time (including by enlisting the direct or indirect support of a Lease Buyout Firm). Upon notice from the applicable T-Mobile Lessor that it intends to commence such negotiations, Tower Operator shall cease all efforts to negotiate an extension or renewal of the applicable Ground Lease and such T-Mobile Lessor may negotiate an extension or renewal of the applicable Ground Lease on terms and conditions that such T-Mobile Lessor determines in its reasonable discretion. If the applicable T-Mobile Lessor completes the foregoing negotiations for, and executes, such Ground Lease extension or renewal, then such T-Mobile Lessor shall provide notice to Tower Operator of same (the “T-Mobile Lessor Extension Notice”) and this Agreement shall terminate as to the applicable Site as of the day immediately preceding the commencement of such Ground Lease extension or renewal and shall have no further force and effect except for the obligations accruing prior to or as of the termination date for such Site, unless Tower Operator elects to resume its obligations under Section 4(a) to comply with all terms, covenants, conditions and provisions of such Ground Lease as if Tower Operator were the “ground lessee” under such Ground Lease by notifying such T-Mobile Lessor of same within 30 days of its receipt of the T-Mobile Lessor Extension Notice. If Tower Operator elects to resume its obligations under Section 4(a), then (x) Tower Operator shall indemnify the applicable T-Mobile Lessor for all reasonable costs incurred in connection with the extension or renewal of such Ground Lease and shall be responsible for all incremental costs relating to such Ground Lease going forward, (y) Tower Operator shall accept and comply with the terms of such Ground Lease as negotiated by such T-Mobile Lessor and (z) this Agreement shall continue in full force and effect as if such extension or renewal was a Tower Operator Negotiated Renewal.

(v)The failure of Tower Operator to provide a Tower Operator Extension or Relocation Notice shall not constitute an event of default or allow any T-Mobile Lessor to exercise remedies under this Agreement if the expiring Ground Lease is nevertheless extended or renewed, or a new Ground Lease or similar arrangement is entered into, prior to the Ground Lease's expiration.

(vi)If Tower Operator does not extend or otherwise secure the tenure of a Ground Lease in accordance with this Section 4(d), then this Agreement shall expire as to the Site to which such Ground Lease applies (but not with respect to any other Site) as of the day before the expiration date of the applicable Ground Lease and this Agreement shall have no further force and effect as to such Site except for the obligations accruing prior to or as of the expiration date that are then unperformed.

SECTION 5.T-Mobile Lessor Rights and Obligations With Respect to the Ground Leases.

(a)As to any Site, no T-Mobile Lessor or any other T-Mobile Group Member shall be deemed to have assumed any duty or obligation of the Ground Lessor under the applicable Ground Lease and shall not be liable or responsible in any manner whatsoever for any failure of such Ground Lessor to perform any such duty or obligation.

(b)Upon receipt by any T-Mobile Lessor or any other T-Mobile Group Member of any notice of default or notice of an act or omission that could with the passing of time or the giving of notice constitute an event of default under a Ground Lease or non-compliance with a term of a Ground Lease (a “Default Notice”), such T-Mobile Lessor shall, within 10 Business Days after receipt of such Default Notice, provide Tower Operator with a copy of the Default Notice. If such default or non-compliance with a term of a Ground Lease is caused by any Person other than any T-Mobile Lessor, T-Mobile Collocator or any other T-Mobile Group Member or any of their agents or employees, Tower Operator shall cure or otherwise remedy such default or noncompliance at its sole cost and expense. If such default or non-compliance is caused by any T-Mobile Lessor, T-Mobile Collocator or any other T-Mobile Group Member or any of their agents or employees, T-Mobile Lessors or T-Mobile Collocator shall cause such default or non-compliance to be cured or otherwise remedied at its sole cost and expense.

SECTION 6.Collocation Agreements with Third Parties.

(a)Collocation Agreements Generally. Tower Operator acknowledges that, as to each Site, this Agreement is subject to all Collocation Agreements currently in effect with respect to such Site.

(b)Collocation Agreements for Lease Sites. In respect of each Lease Site, by execution of this Agreement as to the Initial Lease Sites and thereafter as of the Conversion Closing Date for each additional Lease Site, the applicable T-Mobile Lessor does transfer, assign and convey over unto Tower Operator, for the Term as to such Lease Site, all of its rights, title and interest in, to or under any Collocation Agreements affecting or relating to such Lease Site, and shall execute all documentation reasonably necessary to confirm same to a counterparty under a Collocation Agreement within 10 Business Days of receipt of a request therefor from Tower Operator; provided, however, that, if unduly burdensome, such T-Mobile Lessor and each T-Mobile Ground Lease Additional Party shall not be required to obtain any new board resolutions from any Person that is a corporation or similar resolutions or approvals from any Person that is a limited liability company, partnership or trust. In accordance with the provisions of Section 37, Tower Operator may enter into waivers, amendments, extensions, renewals and any other documentation relating to any Collocation Agreements, to the extent they apply to the Lease Sites, or enter into new site supplements or site subleases applicable to the Lease Sites (collectively, the “Authorized Collocation Agreements Documents”). Each T-Mobile Lessor hereby assigns and delegates to Tower Operator the sole and exclusive right to perform the obligations of and assert and exercise the rights of such T-Mobile Lessor under and enforce the terms of all Collocation Agreements with respect to Lease Sites subject to the provisions of Section 37.

(c)Collocation Agreements for Managed Sites. In respect of each Managed Site, the applicable T-Mobile Lessor and each T-Mobile Ground Lease Additional Party does hereby (on its behalf and on behalf of any Affiliate thereof that is a party thereto) delegate all of its respective rights, duties, obligations and responsibilities under the Collocation Agreements to Tower Operator for the Term as to such Site for periods occurring from and after the Effective Date, and shall execute all documentation reasonably requested by Tower Operator to confirm same to a counterparty under a Collocation Agreement within 10 Business Days of receipt of a request therefor from Tower Operator; provided, however, that, if unduly burdensome, such T-Mobile Lessor and each T-Mobile Ground Lease Additional Party shall not be required to obtain any new board resolutions from any Person that is a corporation or similar resolutions or approvals from any Person that is a limited liability company, partnership or trust. In accordance with the provisions of Section 37, Tower Operator may amend, modify, enforce or waive any terms of any Collocation Agreements, to the extent they apply to the Managed Sites, or enter into new site supplements or site subleases applicable to the Managed Sites. Each T-Mobile Lessor hereby assigns and delegates to Tower Operator the sole and exclusive right to perform the obligations of and assert and exercise the rights of such T-Mobile Lessor and all T-Mobile Ground Lease Additional Parties under all Collocation Agreements with respect to Managed Sites, subject to the provisions of Section 37.

(d)Tower Operator Assumption of Obligations and Benefits Under Collocation Agreements. Tower Operator does hereby assume and agree to pay and perform all of the duties, obligations, liabilities and responsibilities of T-Mobile Lessors and all T-Mobile Ground Lease Additional Parties under the Collocation Agreements affecting each Site arising from and after the Effective Date, except as otherwise expressly provided in this Agreement, and Tower Operator shall receive all revenue, rents, issues or profits payable under the Collocation Agreements accruing from and after the Effective Date and all revenue, rents, issues or profits received with respect to such agreements on or prior to the Effective Date for or with respect to periods from and after the Effective Date.

(e)Expiration of Term. Unless Tower Operator exercises the Purchase Option with respect to a Site under Section 20, the assignment by the applicable T-Mobile Lessor to Tower Operator of the Collocation Agreements in respect of each Site shall automatically terminate and expire and all Collocation Agreements shall automatically be (or be deemed) reassigned or assigned, as the case may be, to such T-Mobile Lessor or its designee, and such T-Mobile Lessor or its designee shall accept such reassignment or assignment, as the case may be, upon the expiration of the Term of, or earlier termination of, this Agreement in respect of such Site; provided, however, that T-Mobile Lessor may refuse to accept such reassignment or assignment of a Collocation Agreement if any Lien (other than any Lien (i) existing on the date of this Agreement (other than Liens created by Tower Operator), (ii) created by T-Mobile Lessor or any of its Affiliates or (iii) that does not diminish the value of such Collocation Agreement or the related Site) exists against such Collocation Agreement at the time of such reassignment or assignment and is not released or discharged upon the consummation of such reassignment or assignment.

(f)New Collocation Agreements. Subject to Section 37, Tower Operator shall be permitted to negotiate and enter into any new Collocation Agreements in its sole discretion, without the consent of any T-Mobile Lessor.

SECTION 7.Tower Operator Permitted Use.

(a)Tower Operator shall use, and shall permit the use of, the Included Property of each Site only for the Permitted Use.

(b)Each T-Mobile Lessor shall reasonably cooperate with Tower Operator, at Tower Operator's sole cost and expense, in executing documentation related to any easement or right of way necessary for Site related utilities or otherwise required in connection with the operation by Tower Operator of any Site for the Permitted Use; provided, however, that such easement or right of way shall not materially and adversely affect T-Mobile Collocator's operation, use or enjoyment of the T-Mobile Collocation Space on the applicable Site.

SECTION 8.Tower Operator Access.

Except to the extent limited by any restrictions contained in any applicable Ground Lease, the Permitted Encumbrances, the MPL Site MLA, this Agreement or by Law, the interest or rights of Tower Operator in or to each Site under this Agreement includes, as an appurtenance thereto, a non-exclusive right for access to the Included Property of each Site on a 24-hour, seven day per week basis, on foot or motor vehicle, including trucks and other heavy equipment. The Parties acknowledge and agree that the right to access any portion of the Included Property of each Site granted pursuant to this Section 8 shall be granted to Tower Operator and its authorized contractors, subcontractors, engineers, agents, advisors, consultants, representatives, or other persons authorized by Tower Operator, and to Tower Subtenants, subject to any restrictions contained in the applicable Ground Lease, the Permitted Encumbrances, the MPL Site MLA, this Agreement or by Law.
SECTION 9.Term and End of Term Obligations.

(a)Term. The term of this Agreement, as to each Lease Site, shall commence on the Effective Date with respect to the Initial Lease Sites and Conversion Closing Date with respect to all other Lease Sites and shall expire on the Site Expiration Date for such Site, subject to the termination rights under Section 29, Section 35 and Section 36, except as may be earlier terminated as provided herein. The term of this Agreement, as to each Managed Site, shall commence on the Effective Date and, except as may be earlier terminated as provided herein, shall expire on the Site Expiration Date for such Site; provided, however, that as of a Conversion Closing Date under the terms of the Master Agreement, such Managed Site shall become a Lease Site hereunder, and no further instrument shall be required to evidence such conversion; provided, however, that upon the request of any Party, the Parties shall promptly execute such instruments as may be reasonably required to further evidence such conversion. This Agreement shall remain in full force and effect until the expiration or earlier termination of the term of this Agreement as to all Sites, subject to the termination rights under Section 29, Section 35 and Section 36.

(b)Surrender. No surrender by Tower Operator to any T-Mobile Lessor of the Included Property of any Lease Site or any portion of such Site prior to the expiration or earlier termination of the Term as to such Lease Site shall be valid or effective unless agreed to and accepted in writing by the applicable T-Mobile Lessor, and no act by any T-Mobile Lessor, other than such a written acceptance, shall constitute an acceptance of any such surrender.

(c)Restoration and Removal.

(i)Upon the expiration or earlier termination of the Term as to any Site (other than as a result of the conversion of such Managed Site to a Lease Site hereunder) in the event of the expiration or termination of any Ground Lease, and if required by the applicable Ground Lease, Tower Operator, if requested by the applicable T-Mobile Lessor, shall, at its cost and expense and in accordance with instructions of such T-Mobile Lessor, within a reasonable period of time, but in no event less than the period of time as may be required under any applicable Ground Lease, (A) use commercially reasonable efforts to cause the Tower Subtenants on such Site to stop and cease the operation of their respective Communications Equipment on such Site (but only to the extent that any such Tower Subtenant, in Tower Operator's reasonable judgment, does not occupy such Site pursuant to a commercially reasonable Collocation Agreement) and such Collocation Agreement was entered into by Tower Operator after the Effective Date and (B) use commercially reasonable efforts to remove the Tower and any Improvements (whether or not constituting Severable Modifications) other than T-Mobile Improvements from such Site and to otherwise restore such Site to the condition required under the applicable Ground Lease.

(ii)The Tower and any Improvements so removed (to the extent not constituting Severable Modifications of Tower Operator) shall either be (A) delivered by Tower Operator to any Person designated by the applicable T-Mobile Lessor for disposition by such T-Mobile Lessor or its designee, who shall pay to Tower Operator its cost of removal thereof, up to the net sales proceeds such Person receives from the dispositions thereof, or (B) sold or otherwise disposed of by Tower Operator, and the net proceeds of such sale or other disposition after deducting Tower Operator's cost of removal thereof shall be paid to the applicable T-Mobile Lessor when and as received by Tower Operator.

(iii)Any Severable Modifications not removed by Tower Operator within such 30-day period shall, at the applicable T-Mobile Lessor's option, be deemed abandoned by Tower Operator and title to such Severable Modifications shall automatically, without further action, vest in such T-Mobile Lessor; provided, however, that Tower Operator shall remain liable for the costs of removal of such Severable Modifications.

(iv)Except as otherwise expressly provided in the Master Agreement or in any other Transaction Document, in the event of the expiration of the Term as to any Site prior to its applicable Site Expiration Outside Date, and without limiting any of Tower Operator's other rights or remedies hereunder or under the Master Agreement or any Collateral Agreement, Tower Operator shall have no right or claim to any refund or credit of any portion of the prepaid Rent or Pre-Lease Rent for such Site.

(d)Additional End of Term Obligations. Upon expiration or earlier termination of the Term as to any Lease Site or any Managed Site (other than as a result of the conversion of such Managed Site to a Lease Site hereunder), if Tower Operator has not exercised its Purchase Option with respect to such Lease Site or Managed Site (if such Site is a Purchase Site), Tower Operator shall (i) if requested by the applicable T-Mobile Lessor, deliver or cause to be delivered to such T-Mobile Lessor, at such T-Mobile Lessor's sole cost and expense, (A) copies of all written (and effective) Ground Leases, Collocation Agreements and material Governmental Approvals solely related to such Site or, to the extent not solely related, appropriate extracts thereof, that are in effect and in its possession and (B) copies of, or extracts from, all current files and records of Tower Operator solely related to the ownership, occupancy or leasing of such Site or, to the extent not so solely related, appropriate extracts thereof (including a current rent roll and a list of current expenditures and the payees thereof); provided that to the extent such documents are customarily maintained in electronic form accessible through commonly used business software, Tower Operator, in its sole discretion, may deliver such documents in electronic form, except privileged or confidential documents or where such disclosure is prohibited by Law, (ii) assign to such T-Mobile Lessor, at such T-Mobile Lessor's sole cost and expense, all Collocation Agreements, (iii) deliver notices of the expiration of the Term to any Ground Lessor, as applicable and as directed by such T-Mobile Lessor, (iv) execute, at such T-Mobile Lessor's sole cost and expense, any recordable documentation required by such T-Mobile Lessor in order to terminate any Memorandum of Site Lease Agreement with respect to such Sites, (v) use commercially reasonable efforts to provide to such T-Mobile Lessor transition services of the type such T-Mobile Lessor or its Affiliates are providing to Tower Operator in the Transition Services Agreement on commercially reasonable and then prevailing market terms and (vi) reasonably cooperate in good faith with such T-Mobile Lessor to effect the efficient and orderly transition of possession, operation, use or occupancy (as applicable) of such Sites and the related collocation business.

SECTION 10.Tower Operator Rent and Pre-Lease Rent; Treatment for US Federal Income Tax Purposes.

(a)Rent Payments. Tower Operator, or an Affiliate of Tower Operator on its behalf, shall prepay the T-Mobile Lessors (i) the Rent in respect of the Included Property of each Initial Lease Site for the entire Term as to such Lease Site in a single-up-front payment on the Effective Date, which payment is set forth on Exhibit C hereto and (ii) the Pre-Lease Rent in respect of the Included Property of each Managed Site for the entire Term as to such Managed Site in a single up-front payment on the Effective Date, which payment is set forth on Exhibit C hereto. Tower Operator agrees that the Rent and the Pre-Lease Rent are non-refundable and that Tower Operator shall have no right of abatement, reduction, setoff, counterclaim, rescission, recoupment, refund, defense or deduction with respect thereto, including in connection with any event of default by any T-Mobile Lessor, T-Mobile Collocator or their respective Affiliates or any casualty or condemnation except as otherwise expressly provided in this Agreement or the Master Agreement.

(b)Fixed Rent for Tax Purposes. Pre-Lease Rent and Rent are intended to constitute “fixed rent” (as such term is defined in Treasury Regulation §1.467-1(h)(3)).

(c)Tax Allocation of Rent. The Rent and Pre-Lease Rent shall be specifically allocated to each period for use of the Lease Sites and Managed Sites, as the case may be, as set forth in Exhibit D (“Allocated Rent”); provided, however, that if any Managed Site becomes a Lease Site as a result of a Conversion Closing, then the remaining portion of the Pre-Lease Rent allocable to the periods from and after the Conversion Closing Date shall thereafter be allocated to and constitute Rent for the applicable Site for the corresponding periods after such Conversion Closing Date; and provided, further, that such re-allocation of Pre-Lease Rent shall not be done in a manner that causes this Agreement to be a disqualified leaseback and long term agreement under Treasury Regulation §1.467-3. Notwithstanding that Rent and Pre-Lease Rent shall be payable in accordance with Section 10(a), and without limiting the Tower Operator's obligations under Section 10(a), for federal income Tax purposes only, the Allocated Rent allocated pursuant to this Section 10(c) shall represent and be the amount of Rent or Pre-Lease Rent, as applicable, for which Tower Operator becomes liable on account of the use of each applicable Site for each calendar year, in whole or in part, of the Term.

(d)Code Section 467 Provisions. It is the intention of the Parties that the allocation of Rent or Pre-Lease Rent to each Rent Payment Period as provided in Exhibit D constitutes a specific allocation of fixed rent within the meaning of Treasury Regulation § 1.467-1(c)(2)(ii)(A), with the effect that pursuant to Treasury Regulations §§ 1.467-1(d) and 1.467-2, the T-Mobile Lessors and Tower Operator, on any federal income Tax returns filed by each of them (or on any federal income Tax returns (and any state and local income Tax returns that follow the reporting on the relevant party's federal income Tax return) on which their income is included), will accrue the amounts of rental income and rental expense, respectively, set forth for each Rent Payment Period in Exhibit D under the caption “Proportional Rent” (the “Proportional Rent”) and will include such amounts in income for each taxable year in accordance with Treasury Regulation § 1.467-1(d)(1). Because there will be a difference from time to time between (i) the cumulative amount of Rent (or Pre-Lease Rent paid by Tower Operator (as set forth in Section 10(a)) and (ii) the cumulative amount of Rent allocated pursuant to Section 10(c) solely for purposes of determining the T-Mobile Lessors' and Tower Operator's Tax consequences under Section 467 of the Code and for no other purpose, there shall be considered to exist a loan from Tower Operator to the applicable T-Mobile Lessor for purposes of Section 467 of the Code with respect to each Site, the amount of which is based on the difference between the cumulative amount of the Rent paid by Tower Operator and the cumulative amount of the Proportional Rent accrued by Tower Operator adjusted to account for an interest component, as provided in Treasury Regulation § 1.467-4(b)(1), which amount is set forth in Exhibit D under the caption “Section 467 Loan” (the “Section 467 Loan”). Such positive amount represents a loan to the applicable T-Mobile Lessor and such T-Mobile Lessor shall deduct interest expense and Tower Operator shall accrue interest income, in each case, in an amount equal to that set forth in Exhibit D under the caption “Section 467 Interest” for the applicable Rent Payment Period. All Section 467 Interest and principal in respect thereof, Proportional Rent and Allocated Rent are already included as part of Rent, are payable as a portion thereof, and have been taken into account in the calculation of the percentages set forth under the heading “Rent Percentage” on Exhibit D. In no event shall any principal or interest on any Section 467 Loan, or any Proportional Rent or Allocated Rent be separately payable as such (including upon any termination of this Agreement with respect to a Site), it being agreed and understood that these items represent characterizations for federal income Tax purposes only, including in any case of termination of this Agreement.

(e)Termination, Tax Allocations and Section 467 Loans. In connection with any termination of this Agreement with respect to any Site for any reason, Allocated Rent for such Site shall cease to accrue and the Section 467 Loan balance (including all accrued interest thereon) for such Site shall be deemed to be repaid for all purposes.

(f)Net Lease. This Agreement, insofar as it relates to the lease or the use and operation by Tower Operator of any Site or the Included Property on any Site, is a net lease by Tower Operator.

SECTION 11.Condition of the Sites and Obligations of Tower Operator.

(a)Repair and Maintenance Obligations of Tower Operator. Tower Operator has the obligation, right and responsibility to repair and maintain each Site in accordance with tower industry standards, including an obligation to maintain the structural integrity of all of the Towers and to ensure that all of the Towers have at all times the structural loading capacity to hold and support all Communications Equipment then mounted on the Tower. Tower Operator shall maintain and conduct, annually and on a rolling basis, a regularly scheduled tower inspection program that meets or exceeds tower industry standards, and upon request of T-Mobile Collocator, Tower Operator shall provide T-Mobile Collocator with a quarterly summary of the results of such inspection (which summary may be provided in electronic form). Subject to the other provisions contained in this Agreement, Tower Operator, at its sole cost and expense, shall monitor (including tower marking/lighting systems and alarms, if required), maintain, reinforce and repair each Site such that T-Mobile Collocator and Tower Subtenants may utilize such Site to the extent permitted in this Agreement.

(b)Compliance with Laws. Tower Operator's installation, maintenance and repair of each Site shall comply in all material respects with all Laws and shall be performed in a manner consistent with the general standard of care in the tower industry. Tower Operator assumes all responsibilities, as to each Site, for any fines, levies or other penalties that are imposed as a result of non-compliance, commencing from and after the Effective Date with requirements of the applicable Governmental Authorities; provided that T-Mobile Collocator shall be responsible and shall indemnify Tower Operator for the portions of all such fines, levies or other penalties that are imposed for, or relating to, periods prior to the Effective Date and relate to non-compliance that existed prior to or on the Effective Date. T-Mobile Collocator assumes all responsibilities, as to each Site, for any fines, levies or other penalties imposed as a result of T-Mobile Collocator's current or future non-compliance with such requirements of the applicable Governmental Authorities unless due to Tower Operator's failure to perform its obligations under this Agreement. Without limiting the foregoing, Tower Operator at its own cost and expense, shall make (or cause to be made) all Modifications to the Sites as may be required from time to time to meet in all material respects the requirements of applicable Laws.

(c)Access. Tower Operator agrees to maintain access roads to the Sites in such order and repair as would be required in accordance with tower industry standards and agrees not to take any action (except as required by Law, a Governmental Authority, a Ground Lease, a Collocation Agreement or any other agreement affecting the Site) that would materially diminish or impair any means of access to any Site existing as of the Effective Date. In the event that the applicable T-Mobile Lessor requires access to a Site but snow or some other obstruction on or in the access area is preventing or materially hindering access to the Site, Tower Operator shall use commercially reasonable efforts to arrange, at its sole cost and expense, to have such snow or other obstruction removed within 48 hours of notice therefrom from such T-Mobile Lessor.

SECTION 12.Tower Operator Requirements for Modifications; Title to Modifications; Work on the Site.

(a)Subject to the requirements of this Section 12, Tower Operator may from time to time make such Modifications as Tower Operator deems desirable in the proper conduct of its business in accordance with this Agreement, including the addition or removal of land, construction, modification or addition to the Tower or any other structure it owns or the reconstruction, replacement or alteration thereof. Notwithstanding anything to the contrary contained herein, in no event may Tower Operator make any Modification to any T-Mobile Improvement or modify or replace any T-Mobile Communications Equipment except in the event of an Emergency.

(b)Whenever Tower Operator or any Tower Operator Indemnitee makes Modifications to any Site or installs, maintains, replaces or repairs any Tower Operator Equipment or Improvements, or permits Tower Subtenants (or any Tower Subtenant Related Party) to install, maintain, replace or repair any Tower Subtenant Communications Equipment or Tower Subtenant Improvement (collectively, the “Tower Operator Work”), the following provisions shall apply:

(i)No Tower Operator Work shall be commenced until all certificates, licenses, permits, authorizations, consents and approvals necessary for such Tower Operator Work, from all Governmental Authorities having jurisdiction with respect to any Site or such Tower Operator Work, have been obtained. Each T-Mobile Lessor shall reasonably cooperate with Tower Operator, at Tower Operator's sole cost and expense, as is reasonably necessary for Tower Operator or a Tower Subtenant to obtain such certificates, licenses, permits, authorizations, consents and approvals.

(ii)No Tower Operator Work may be performed in violation of Section 12(a).

(iii)Tower Operator shall (or shall require Tower Subtenant to) commence and perform the Tower Operator Work in accordance with then-current tower industry standards.

(iv)Tower Operator shall require the Tower Operator Work to be done and completed in compliance in all material respects with all Laws.

(v)All Tower Operator Work shall be performed at Tower Operator's sole cost and expense and Tower Operator shall be responsible for payment of same. Tower Operator may pass through these costs and expenses in whole or in part to a Tower Subtenant. Tower Operator shall (or shall require the Tower Operator Indemnitees or Tower Subtenant Related Parties to) provide and pay for all labor, materials, goods, supplies, equipment, appliances, tools, construction equipment and machinery and other facilities and services necessary for the proper execution and completion of the Tower Operator Work. Tower Operator shall (or shall require the Tower Operator Indemnitees or Tower Subtenant Related Parties to) promptly pay when due all costs and expenses incurred in connection with the Tower Operator Work. Tower Operator shall (or shall require the Tower Operator Indemnitees or Tower Subtenant Related Parties to) pay, or cause to be paid, all fees and Taxes required by Law in connection with the Tower Operator Work.

SECTION 13.Tower Operator's Obligations With Respect to Tower Subtenants.

(a)Tower Subtenant Communications Equipment in Violation of Laws. If Tower Operator obtains knowledge that any Tower Subtenant has installed or operates any Communications Equipment in violation of any applicable Law, Tower Operator shall enforce all remedies available to it under the applicable Collocation Agreement to cause such Tower Subtenant to come into compliance with all applicable Laws as promptly as practicable.

(b)Rights of Tower Subtenants under Collocation Agreements. Notwithstanding anything to the contrary contained herein, the obligations of Tower Operator hereunder as to any Site are subject to any limitations imposed by any applicable Law and the rights of any Tower Subtenant under any Collocation Agreement in existence as of the Effective Date at such Site. To the extent that any such Collocation Agreement or any applicable Law prohibits Tower Operator from performing the obligations of Tower Operator hereunder, Tower Operator shall be required to perform such obligations only to the extent not so prohibited and shall have no liability with respect thereto to T-Mobile Lessors.

SECTION 14.Limitations on Tower Operator Liens.

(a)Other than as expressly permitted by the Transaction Documents, Tower Operator agrees that, during the Term, it shall not directly or indirectly, without the written consent of the applicable T-Mobile Lessor, which such consent shall not be unreasonably conditioned, withheld or delayed, incur, grant or permit to exist any Liens against any Site or any part of any Site (other than Tower Operator Permitted Liens). If any such Lien created or permitted by Tower Operator (other than Tower Operator Permitted Liens) is filed against all or any part of any Site without such T-Mobile Lessor's prior written consent, Tower Operator shall be required to cause such Lien to be discharged by payment, satisfaction or posting of bond within 30 days after Tower Operator has obtained knowledge of such Lien except as expressly permitted in connection with a contest of such Lien in accordance with Section 14(b). If Tower Operator fails, after notice and opportunity to cure, to cause any Lien not being contested as provided in Section 14(b) (other than Tower Operator Permitted Liens) to be discharged within the permitted time and a Risk of Forfeiture exists, the applicable T-Mobile Lessor may cause it to be discharged and may pay the amount of such Lien in order to do so. If the applicable T-Mobile Lessor makes any such payment, all amounts paid by such T-Mobile Lessor shall be payable by Tower Operator to such T-Mobile Lessor within 10 days of demand. For the avoidance of doubt, and notwithstanding anything to the contrary in this Agreement, nothing herein shall in any way affect or impair (i) Tower Operator's ability to incur, grant or permit to exist any Liens on any revenue, rents, issues or profits derived from the Sites (including under or pursuant to any Collocation Agreements) or (ii) the ability of any parent company of Tower Operator to pledge any equity interests in Tower Operator.

(b)To the extent not prohibited under any applicable Ground Lease, Tower Operator may, at Tower Operator's sole cost and expense, in its own name and on its own behalf or in the name of and on behalf of the applicable T-Mobile Lessor, diligently and in good faith, contest any claim of Lien and, in the event of any such contest, may permit such claim of Lien so contested to remain unpaid, unsatisfied and undischarged during the period of such contest and any appeal from such contest; provided, however, that if any portion of any Site is subject to imminent danger of loss or forfeiture by virtue of or by reason of such claim of Lien (a “Risk of Forfeiture”), such claim of Lien shall be complied with as promptly as practicable, but in any event prior to any loss or forfeiture. Each T-Mobile Lessor, at the sole cost and expense of Tower Operator, shall use commercially reasonable efforts to cooperate fully with Tower Operator in any such contest.

(c)Any Secured Tower Operator Loan (including any Mortgage executed in connection therewith) shall be subject to each and every term, covenant, condition, agreement, requirement, restriction and provision set forth in this Agreement.

SECTION 15.Tower Operator Indemnity; T-Mobile Lessor Indemnity; Procedure For All Indemnity Claims.

(a)Tower Operator Indemnity.

(i)     Without limiting Tower Operator's other obligations under this Agreement, Tower Operator agrees to indemnify, defend and hold each T-Mobile Indemnitee harmless from, against and in respect of any and all Claims that arise out of or relate to:

(A)    any default, breach or nonperformance by Tower Operator of its obligations and covenants under this Agreement;
(B)    Tower Operator's use, operation, maintenance or occupancy of any part of a Site in violation of the terms of this Agreement or any applicable Ground Lease;
(C)    the acts or omissions of a Tower Operator Indemnitee or any of its engineers, contractors or subcontractors; and
(D)    all brokers, agents and other intermediaries alleging a commission, fee or other payment to be owing by reason of their respective dealings, negotiations or communications with Tower Operator and its Affiliates, agents, employees, engineers, contractors, subcontractors, licensees or invitees in connection with this Agreement, in each case, other than any such Claims that are the subject of, or are addressed by, paragraphs (ii) through (iv) of this Section 15(a); provided that Tower Operator shall not be obliged to indemnify, defend and hold the T-Mobile Indemnitees harmless from, against and in respect of Claims arising from or relating to any default, breach or nonperformance of any term of this Agreement that requires Tower Operator to comply in all respects with any applicable Law (including, for the avoidance of doubt, any applicable Environmental Law) or any Ground Lease if (1) Tower Operator complies with such Law or such Ground Lease, as applicable, in all material respects and (2) no claims, demands, assessments, actions, suits, fines, levies or other penalties have been asserted against or imposed on any T-Mobile Lessor by any Governmental Authority as a result of Tower Operator's non-compliance in all respects with such Law or by the applicable Ground Lessor as a result of Tower Operator's non-compliance in all respects with such Ground Lease.
(ii)    In the event that (A) Tower Operator shall have extended a Ground Lease with respect to a Site beyond the applicable Site Expiration Outside Date, (B) Tower Operator shall not have exercised the Purchase Option with respect to such Site and (C) T-Mobile Collocator shall have vacated such Site, Tower Operator further agrees to indemnify, defend and hold each T-Mobile Indemnitee harmless from, against and in respect of all costs and expenses that are incurred by the applicable T-Mobile Lessor from and after the fifth year anniversary of the Site Expiration Outside Date for such Site until the earliest scheduled expiration of such Ground Lease (without giving effect to any further amendments, extensions or modifications thereof).
(iii)    In the event that (A) Tower Operator shall enter into a new Collocation Agreement that extends beyond the applicable Site Expiration Outside Date of the Site to which such Collocation Agreement relates, (B) Tower Operator shall not have exercised the Purchase Option with respect to the Site to which such Collocation Agreement relates and (C) such Collocation Agreement is not on commercially reasonable terms with respect to the period following the Site Expiration Outside Date, Tower Operator further agrees to indemnify, defend and hold each T-Mobile Indemnitee harmless for such Collocation Agreement (without giving effect to any amendment, extension or modification thereof by any Person other than Tower Operator or any of its Affiliates), but only with respect to the period following the applicable Site Expiration Outside Date (and only if such agreement cannot be terminated by the applicable T-Mobile Lessor without cost or penalty).
(iv)    In the event that Tower Operator does not exercise the Purchase Option with respect to any Purchase Site, Tower Operator shall indemnify, defend and hold the applicable T-

Mobile Lessor harmless for any losses incurred by such T-Mobile Lessor as a result of the use of such Site by Tower Operator in a manner outside of the uses contemplated by this Agreement that materially impairs or adversely affects such T-Mobile Lessor's right, title and interest in, to and under such Site or in a manner that makes possible a claim of adverse possession by the public or a claim of implied dedication to the public with respect to such Site (it being understood, for the avoidance of doubt, that Tower Operator shall not have any obligation to monitor or control the use of any Site by T-Mobile Collocator or its Affiliates and shall not be required to indemnify, defend or hold such T-Mobile Lessor harmless with respect to any losses or Claims arising from or relating to the use of any Site by T-Mobile Collocator or any of its Affiliates).
(v)    Tower Operator further agrees to indemnify, defend and hold each T-Mobile Indemnitee harmless under any other provision of this Agreement which expressly provides that Tower Operator shall indemnify, defend and hold harmless any T-Mobile Indemnitee with respect to the matters covered in such provision.
(b)T-Mobile Lessor Indemnity.

(i)    Without limiting any T-Mobile Lessor's other obligations under this Agreement, T-Mobile Lessors agree, jointly and severally, to indemnify, defend and hold each Tower Operator Indemnitee harmless from, against and in respect of any and all Claims that arise out of or relate to:
(A)    any default, breach or nonperformance of its obligations and covenants under this Agreement;
(B)    the acts or omissions of a T-Mobile Indemnitee or any of their respective engineers, contractors or subcontractors;
(C)    any work at a Site performed at by or at the direction of a T-Mobile Indemnitee (but not including any work at any Site that Tower Operator is required to perform pursuant to this Agreement that any T-Mobile Lessor elects to perform under Section 28);
(D)    any T-Mobile Indemnitee's use, operation, maintenance or occupancy of any T-Mobile Communications Equipment or any portion of any Site (including the T-Mobile Collocation Space) in violation of the terms of the MPL Site MLA or any applicable Ground Lease; and
(E)    all brokers, agents and other intermediaries alleging a commission, fee or other payment to be owing by reason of their respective dealings, negotiations or communications with any T-Mobile Lessor or its agents, employees, engineers, contractors, subcontractors, licensees or invitees in connection with this Agreement.
(ii)    T-Mobile Lessors further agree, jointly and severally, to indemnify, defend and hold each Tower Operator Indemnitee harmless under any other provision of this Agreement which expressly provides that any T-Mobile Lessor shall indemnify, defend and hold harmless any Tower Operator Indemnitee with respect to the matters covered in such provision.
(c)Indemnification Claim Procedure.

(i)Any Indemnified Party shall promptly notify the Party or Parties alleged to be obligated to indemnify (the “Indemnifying Party”) in writing of any relevant pending or threatened

Claim by a third party (a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of the Claim; provided, however, that delay in providing such notice shall not release the Indemnifying Party from any of its obligations under Section 15(a) or Section 15(b), except to the extent (and only to the extent) the delay actually and materially prejudices the Indemnifying Party's ability to defend such Claim.

(ii)The Indemnifying Party may assume and control the defense of any Third Party Claim with counsel selected by the Indemnifying Party that is reasonably acceptable to the Indemnified Party by accepting its obligation to defend in writing and agreeing to pay defense costs (including attorney's fees and expenses) within 30 days of receiving notice of the Third Party Claim. If the Indemnifying Party declines, fails to respond to the notice, or fails to assume defense of the Third Party Claim within such 30-day period, then the Indemnified Party may control the defense and the Indemnifying Party shall pay all defense costs as incurred by the Indemnified Party. The Party that is not controlling the defense of the Third Party Claim shall have the right to participate in the defense and to retain separate counsel at its own expense. The Party that is controlling the defense shall use reasonable efforts to inform the other Party about the status of the defense. The Parties shall cooperate in good faith in the defense of any Third Party Claim. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by the Indemnified Party in defending such Third Party Claim) if the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot reasonably be separated from any related claim for money damages. If such equitable relief or other relief portion of the Third Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages.

(iii)The Indemnifying Party shall not consent to a settlement of, or the entry of any judgment arising out of or in connection with, any Third Party Claim, without the consent of any Indemnified Party; provided, however, that the Indemnified Party shall not withhold its consent if such settlement or judgment involves solely the payment of money, without any finding or admission of any violation of Law or admission of any wrongdoing. The Indemnifying Party shall pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement and obtain, as a condition of any settlement or judgment, a complete and unconditional release of each relevant Indemnified Party from any and all liability in respect of such Third Party Claim.

(iv)For indemnification Claims other than Third Party Claims, the Indemnified Party promptly shall notify the Indemnifying Party in writing of any Claim for indemnification, describing in reasonable detail the basis for such Claim. Within 30 days following receipt of this notice, the Indemnifying Party shall respond, stating whether it disputes the existence or scope of an obligation to indemnify the Indemnified Party under this Section 15. If the Indemnifying Party does not notify the Indemnified party within such 30-day period that the Indemnifying Party disputes its liability to the Indemnified Party under Section 15(a) or Section 15(b), as applicable, such Claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnifying Party under Section 15(a) or Section 15(b), as applicable, and the Indemnifying Party shall pay the amount of such Claim to the Indemnified Party on demand or, in the case of any notice in which the amount of the Claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined. If the Indemnifying

Party disputes the existence or scope of an obligation to indemnify for the Claim within such 30-day period, it shall explain in reasonable detail the basis for the dispute. If the Parties disagree on the scope or existence of an indemnification obligation for the Claim, management representatives of the Indemnified Party and the Indemnifying Party, at the Vice President level or higher, shall meet or confer by telephone within 20 Business Days in an attempt in good faith to resolve such dispute. If such Persons are unable to resolve the dispute, either Party may act to resolve the dispute in accordance with Section 38(i) and Section 38(j).

(d)During the Term, for any dispute or litigation that arises during the Term in connection with any Ground Lessor, Ground Lease, Collocation Agreement, Tower Subtenant or any other issue relating to the operation of the Sites (collectively, “Disputes”), Tower Operator shall have the right to control, prosecute, settle or compromise such Disputes; provided, however, that Tower Operator shall not settle or compromise such Disputes (i) for which Tower Operator is seeking a claim for indemnification under the Master Agreement or (ii) if the settlement or compromise involves an admission of any violation of Law or admission of wrongdoing by any T-Mobile Lessor, in each case without such T-Mobile Lessor's consent which shall not be unreasonably withheld, conditioned or delayed.

(e)The provisions of this Section 15 do not apply to any Claim for Taxes.

SECTION 16.Tower Operator's Waiver of Subrogation; Insurance.

(a)Mutual Waiver of Subrogation. To the fullest extent permitted by applicable Law, Tower Operator and each T-Mobile Lessor each hereby waives any and all rights of recovery, claim, action or cause of action against the other and the other's Affiliates, for any loss or damage that occurs or is claimed to occur to its property at any Site, by reason of any cause insured against, or required to be insured against, by the waiving party under the terms of this Agreement, regardless of cause or origin. In addition, Tower Operator and each T-Mobile Lessor shall each ensure that any property insurance policy it carries with respect to each Site shall provide that the insurer waives all rights of recovery, claim, action or cause of action by way of subrogation against any other Party with respect to Claims for damage to property covered by such policy.

(b)Tower Operator Insurance. For each Site, Tower Operator shall procure, and shall maintain in full force and effect at all times during the Term as to such Site, the following types of insurance with respect to such Site, including the Tower and Improvements on such Site (but excluding T-Mobile Communications Equipment or any other Tower Subtenant's Communications Equipment), paying as they become due all premiums for such insurance:

(i)commercial general liability insurance insuring against all liability of Tower Operator and Tower Operator's officers, employees, agents, licensees and invitees arising out of, by reason of or in connection with the use, occupancy or maintenance of each Site (including Tower and the Improvements), in an amount of not less than $1.0 million for bodily injury or property damage or as a result of one occurrence, and not less than $2.0 million for bodily injury or property damage in the aggregate;

(ii)umbrella or excess liability insurance with limits not less than $25.0 million per occurrence and in the aggregate;

(iii)property insurance (in an amount not less than $100.0 million in the aggregate for all Sites) against direct and indirect loss or damage by fire and all other casualties and risks covered under “all risk” insurance respecting the Tower and Improvements (but excluding any T-Mobile Communications Equipment and T-Mobile Improvements);

(iv)workers' compensation insurance affording statutory coverage for all employees of Tower Operator and any employees of its Affiliates performing activities on all Sites, with employer's liability coverage with a minimum limit of $1.0 million each occurrence;

(v)commercial automobile liability insurance, including coverage for all owned, hired and non-owned automobiles. The amount of such coverage shall not be less than $1.0 million combined single limit for each accident and for bodily injury and property damage; and

(vi)any other insurance required under the terms of the applicable Ground Lease.

(c)Insurance Premiums; Additional Insureds, Loss Payees and Notice of Cancellation. Tower Operator shall pay all premiums for the insurance coverage that Tower Operator is required to procure and maintain under this Agreement. Each insurance policy shall (i) name each T-Mobile Lessor as an additional insured if such insurance policy is for liability insurance (other than any workers' compensation policies) or a loss payee if such insurance policy is for casualty insurance and (ii) provide that the policy cannot be canceled by the insurer as to any T-Mobile Lessor except after the insurer gives such T-Mobile Lessor 30 days' written notice of cancellation except for non-payment of premium. Regardless of the prior notice of cancellation required of the insurer(s), Tower Operator agrees to provide any T-Mobile Lessor with at least 20 days' written notice of cancellation of any and all policies of insurance required by this Agreement. For each Site, Tower Operator shall deliver to each T-Mobile Lessor a certificate or certificates of insurance evidencing the existence of all insurance with respect to each Site that Tower Operator is required to maintain hereunder, such delivery to be made promptly after such insurance is obtained (but not later than the Effective Date) and prior to the expiration date of any such insurance.

(d)Increased Policy Amounts. All policy amounts set forth in this Section 16 shall be evaluated by Tower Operator and increased (if Tower Operator deems necessary) every five years during the Term of this Agreement to such amounts as are customarily carried by prudent landlords and tenants in the telecommunications industry to insure risks associated with their respective interests in facilities comparable to the Sites. All policies of insurance required under this Section 16 shall be written on companies rated “A-VII” by AM Best or a comparable rating and licensed in the state where the applicable Site to which such insurance applies is located.

(e)Other Insurance. Tower Operator shall not, on its own initiative or pursuant to the request or requirement of any Tower Subtenant or other Person, take out separate insurance concurrent in form or contributing in the event of loss with that required to be carried by Tower Operator pursuant to this Section 16, unless each T-Mobile Lessor is named in the policy as an additional insured or a loss payee, if and to the extent applicable. Tower Operator shall immediately notify each T-Mobile Lessor whenever any such separate insurance is taken out by it and shall deliver to such T-Mobile Lessor original certificates evidencing such insurance.

SECTION 17.Estoppel Certificate; T-Mobile Lessor Financial Reporting.

(a)Each of Tower Operator and each T-Mobile Lessor, from time to time upon 30 days' prior request by the other, shall execute, acknowledge and deliver to the other, or to a Person designated by the other, a certificate stating that this Agreement is unmodified and in full effect (or, if there have been modifications, that this Agreement is in full effect as modified, and setting forth such modifications) and the dates to which Rent, Pre-Lease Rent and other sums payable under this Agreement have been paid, and either stating that to the knowledge of the signer of such certificate no default exists under this Agreement or specifying each such default of which the signer has knowledge. The Party requesting such certificate shall, at its cost and expense, cause such certificate to be prepared for execution by the requested Party. Any such certificate may be relied upon by any prospective Mortgagee or purchaser of any portion of a Site.

(b)Tower Operator shall provide each T-Mobile Lessor, at such T-Mobile Lessor's cost and expense, with such financial information, financial reports and Tax returns regarding, and any material documents executed by Tower Operator in connection with, the business, operations and financing activities of Tower Operator and its Affiliates with respect to the Sites as reasonably requested and required by such T-Mobile Lessor for the purposes of such T-Mobile Lessor and its Affiliates preparing financial statements, complying with the requirements of GAAP and IFRS or addressing the accounting treatment and financial and Tax reporting in respect of the transactions contemplated by this Agreement and the Master Agreement, except privileged or confidential documents or where such disclosure is prohibited by Law.

SECTION 18.Assignment, Transfer and Subletting Rights.

(a)Tower Operator Assignment and Transfer Rights.

(i) Without the prior written consent of each T-Mobile Lessor, Tower Operator may not assign this Agreement or any of Tower Operator's rights, interests, duties or obligations under this Agreement to any Person; provided that T-Mobile Lessors' consent shall not be required if the assignee meets the Assumption Requirements and is (x) a Qualified Tower Operator (as defined below), (y) an Affiliate of Tower Operator or (z) a successor Person of Tower Operator by way of merger, consolidation or other reorganization or by the operation of law or a Person acquiring all or substantially all of the assets of Tower Operator. For the avoidance of doubt, notwithstanding anything to the contrary contained in this Agreement, nothing herein shall affect or impair (i) Tower Operator's ability to transfer any revenue, rents, issues or profits derived from the Sites (including under or pursuant to any Collocation Agreements) or its rights to receive the same, (ii) Tower Operator's ability to incur, grant or permit to exist any Liens on any revenue, rents, issues or profits derived from the Sites (including under or pursuant to any Collocation Agreements), (iii) the ability of any parent company of Tower Operator to sell, convey, transfer, assign, encumber, mortgage or otherwise hypothecate or dispose of any equity interests in Tower Operator, (iv) Tower Operator's ability, subject to any required consent of any Ground Lessor, to enter into Mortgages or Liens in favor of any Tower Operator Lender (in which case such Tower Operator Lender shall have the right to exercise remedies under any such Mortgage or Lien in a manner consistent with the provisions of this Agreement and any Transaction Document) or (v) Tower Operator's right, subject to any required consent of any Ground Lessor and otherwise in accordance with the terms of this Agreement, to lease, sublease, license or otherwise make available Available Space to Tower Subtenants. A “Qualified Tower Operator” means a tower operator that has a good business reputation and is experienced in the management and operation of communication towers.

(ii)Tower Operator shall deliver to each T-Mobile Lessor documentation reasonably satisfactory to such T-Mobile Lessor confirming that any party to which Tower Operator assigns any of its duties and obligations hereunder in accordance with this Agreement shall, from and after the date of any such assignment, assume all such duties and obligations to the extent of any such assignment.

(iii)If Tower Operator assigns, in accordance with this Agreement, its rights, interests, duties or obligations under this Agreement with respect to less than all of the Sites, the Parties hereto shall, simultaneously therewith, enter into such agreements as are reasonably necessary to appropriately bifurcate the rights, interests, duties and obligations of Tower Operator under this Agreement.

(iv)Tower Operator hereby agrees that any attempt of Tower Operator to assign its interest in this Agreement, in whole or in part, in violation of this Section 18 shall constitute a default under this Agreement and shall be null and void ab initio.

(b)T-Mobile Lessor and T-Mobile Collocator Assignment and Subletting Rights.

(i)Subject to Section 20, none of T-Mobile Parent, any T-Mobile Lessor or any T-Mobile Ground Lease Additional Party or any of their respective Affiliates shall sell, convey, transfer, assign, lease, sublease, license, encumber, mortgage or otherwise hypothecate or dispose of its interest in and to any Site or any portion of any Site, or grant concessions or licenses or other rights for the occupancy or use of all or any portion of any Site during the Term.

(ii)Nothing contained in this Agreement shall prohibit T-Mobile Collocator from transferring or otherwise disposing of its interests in the T-Mobile Collocation Space in accordance with the terms and conditions of the MPL Site MLA.

(iii)Neither T-Mobile Parent nor any T-Mobile Lessor may assign, sell, convey, transfer, lease, sublease, license or otherwise dispose of this Agreement or any of its rights, duties or obligations under this Agreement in whole or in part without the consent of Tower Operator. T-Mobile Parent and each T-Mobile Lessor hereby agrees that any attempt of T-Mobile Parent or such T-Mobile Lessor to assign its interest in this Agreement or any of its rights, obligations or duties under this Agreement, in whole or in part, in violation of this Section 18 shall constitute a default under this Agreement and shall be null and void ab initio.

(iv)For the avoidance of doubt, nothing herein shall affect or impair the ability of any parent company of T-Mobile Lessor to sell, convey, transfer, assign or otherwise dispose of its limited liability company interest in T-Mobile Lessor to T-Mobile Parent or a direct or indirect wholly owned subsidiary of T-Mobile Parent.

SECTION 19.Tower Operator Environmental Covenants.

Tower Operator covenants and agrees that (i) Tower Operator shall not conduct or allow to be conducted upon any Site any business operations or activities, or employ or use a Site, to generate, manufacture, refine, transport, treat, store, handle, dispose of, transfer, produce, or process Hazardous Materials; provided, however, that Tower Operator shall have the right to bring, use, keep and allow any Tower Subtenant to bring and keep on any Site in customary quantities and in compliance with all applicable Laws, batteries, generators and associated fuel tanks and other Hazardous Materials commonly used in the tower industry reasonably necessary for the operation and maintenance of each Site or that are being used at the relevant Site on the Effective Date; (ii) Tower Operator shall carry on its business and operations at each Site in compliance with all applicable Environmental Laws; (iii) Tower Operator shall not create or permit to be created any Lien against any Site for the costs of any response, removal or remedial action or clean-up of Hazardous Materials; (iv) except as otherwise specified in Section 17(b)(iv) of the MPL Site MLA, Tower Operator shall promptly conduct and complete all investigations, studies, sampling and testing, and all remedial, removal, and other actions necessary to clean up and remove all Hazardous Materials on, from or affecting each Site in accordance with, and to the extent necessary to comply with, all applicable Environmental Laws after the Effective Date.
SECTION 20.Tower Operator Purchase Option.

(a)Right to Purchase. Tower Operator shall have the option (each such option, the “Purchase Option”) to purchase each T-Mobile Lessor's and each T-Mobile Ground Lease Additional Party's (collectively, the “Option Sellers”) right, title and interest in the 23 Year Lease Purchase Sites, the 24 Year Lease Purchase Sites, the 25 Year Lease Purchase Sites, the 26 Year Lease Purchase Sites, the 27 Year Lease Purchase Sites, the 28 Year Lease Purchase Sites, the 29 Year Lease Purchase Sites, the 30 Year Lease Purchase Sites, the 31 Year Lease Purchase Sites, the 32 Year Lease Purchase Sites, the 33 Year Lease Purchase Sites, the 34 Year Lease Purchase Sites, the 35 Year Lease Purchase Sites, the 36 Year Lease Purchase Sites and the 37 Year Lease Purchase Sites (collectively, the “Purchase Sites”), respectively, on the 23 Year Lease Purchase Option Closing Date, the 24 Year Lease Purchase Option Closing Date, the 25 Year Lease Purchase Option Closing Date, the 26 Year Lease Purchase Option Closing Date, the 27 Year Lease Purchase Option Closing Date, the 28 Year Lease Purchase Option Closing Date, the 29 Year Lease Purchase Option Closing Date, the 30 Year Lease Purchase Option Closing Date, the 31 Year Lease Purchase Option Closing Date, the 32 Year Lease Purchase Option Closing Date, the 33 Year Lease Purchase Option Closing Date, the 34 Year Lease Purchase Option Closing Date, the 35 Year Lease Purchase Option Closing Date, the 36 Year Lease Purchase Option Closing Date and the 37 Year Lease Purchase Option Closing Date, respectively (collectively, the “Purchase Option Closing Dates”). On each of the fifteen Purchase Option Closing Dates, Tower Operator may exercise its Purchase Option with respect to all (but not less than all) of the applicable Purchase Sites comprising the applicable Tranche of Sites as of the applicable Purchase Option Closing Date, for the Option Purchase Price attributable to such Purchase Sites (and on the other terms and subject to the conditions specified in this Agreement), by submitting to the Option Sellers, no earlier than two years and no later than 120 days prior to the applicable Purchase Option Closing Date, a written offer to purchase all such Purchase Sites in accordance with the terms hereof; provided, however, that the only condition to such exercise shall be that both on the applicable date of submission of such written offer and the Purchase Option Closing Date, this Agreement shall not have been terminated. The Option Sellers shall be obligated to sell, and T-Mobile Parent shall cause the Option Sellers to sell, and Tower Operator shall be obligated to buy, all such Purchase Sites hereunder at a single closing to be held on and effective as of the applicable Purchase Option Closing Date.

(b)Payment of the Option Purchase Price. Tower Operator shall pay to the Option Sellers the Option Purchase Price for the Purchase Sites in cash or immediately available funds on or prior to the applicable Purchase Option Closing Date. The “Option Purchase Price” means, with respect to each Tranche of Sites on the applicable Purchase Option Closing Date, the purchase price that is set forth opposite such Tranche of Sites on Exhibit E hereto multiplied by a fraction (i) the numerator of which is equal to the number of Purchase Sites comprising such Tranche of Sites on the applicable Purchase Option Closing Date and (ii) the denominator of which is equal to the number of Sites comprising such Tranche of Sites on the Effective Date. At the closing of such sale, each of the Option Sellers shall transfer or cause to be transferred its applicable Purchase Sites, at the Option Sellers' expense, to Tower Operator and the Term as to the Purchase Sites shall end. Risk of loss for the Purchase Sites purchased pursuant to this Section 20 shall pass from the Option Sellers to Tower Operator upon payment of the applicable purchase price by Tower Operator to the Option Sellers.

(c)Transfer by Option Sellers. Any transfer of Purchase Sites by the Option Sellers to Tower Operator pursuant to this Section 20 shall include the following (the “Transferred Property” of the Purchase Sites):

(i)(A) An assignment of the Option Sellers' interest in any Ground Lease and other related rights for such Purchase Site (which shall contain an assumption by Tower Operator of all of the obligations of such Option Sellers under such Ground Lease and an agreement by Tower Operator to indemnify such Option Sellers and each other T-Mobile Indemnitee from claims, losses or damages related to such obligations) and (B) a sale, conveyance, assignment, transfer and delivery of all such Option Sellers' right, title and interest in, to and under the applicable Tower, Improvements, Equipment, related Tower Related Assets and other related assets (other than T-Mobile Improvements or T-Mobile Communications Equipment) and all appurtenances thereto;

(ii)To the extent not included in clause (i) above, and to the extent legally transferable (and, if such rights cannot be transferred to Tower Operator, such rights shall be enforced by the Option Sellers at the direction of and for the benefit of the Tower Operator), a transfer of all rights of such Option Sellers under or pursuant to warranties, representations and guarantees made by suppliers or manufacturers in connection with such Purchase Site, but excluding any rights to receive amounts under such warranties, representations and guarantees representing reimbursements for items paid by such Option Sellers; and

(iii)To the extent legally transferable (and, if such rights, claims, credits and causes of action cannot be transferred to Tower Operator, such rights, claims, credits and causes of action shall be enforced by the Option Sellers at the direction of and for the benefit of the Tower Operator), a transfer of all known and unknown rights, claims, credits, causes of action or rights to commence any causes of action or rights of setoff of each such Option Seller against third parties relating to such Purchase Site arising on or after the date of transfer, including unliquidated rights under manufacturers' and vendors' warranties, but excluding all amounts representing reimbursements for items paid by such Option Sellers.

(d)Evidence of Transfer. Each of the Option Sellers and Tower Operator shall enter into, and T-Mobile Parent shall cause the Option Sellers to enter into, assignments, deeds (with warranties of title as to actions by such Option Seller and its Affiliates), bills of sale and such other documents and instruments as the other may reasonably request to evidence any transfer of such Purchase Sites.

(e)Transfer Taxes. Any Transfer Taxes incurred in connection with the transfer of Purchase Sites by the Option Sellers to Tower Operator pursuant to this Section 20 shall be governed by Section 22(e).

(f)Permitted Encumbrances. Any transfer of a Purchase Site by any Option Seller to Tower Operator pursuant to this Agreement shall be subject to all Permitted Encumbrances applicable to such Purchase Site and any Liens created or incurred after the Initial Closing Date (other than any Liens created or incurred by, or consented to by, any of the Option Sellers or their respective Affiliates or any of their respective Representatives).

(g)Actions by Option Sellers. The Option Sellers shall not, and T-Mobile Parent shall not permit the Option Sellers or any of their Affiliates to, take or fail to take any action which action or omission could reasonably be expected to (i) impair or adversely affect the Option Seller's right, title and interest in, to and under any Purchase Site (including the Transferred Property thereof), (ii) diminish the expected residual value of any Purchase Site (including the Purchased Property thereof) in any material respect or (iii) shorten the expected remaining economic life of any Purchase Site (including the Purchased Property thereof), in each case, unless such action or failure to act by the Option Sellers or any of their Affiliates is expressly authorized by the terms and conditions of this Agreement and the Transaction Documents (by way of example, the election by T-Mobile Collocator not to extend the term of the MPL Site MLA beyond its initial 10 year term, in and of itself, shall not be deemed to have violated this covenant, solely as a result of such election). The Option Sellers shall not, and T-Mobile Parent shall not permit the Option Sellers or any of their Affiliates to, sell, dispose of, transfer, lease, license or encumber any of their interests in any of the Purchase Sites (including the Included Property), other than Permitted Encumbrances. The Option Sellers shall take, and T-Mobile Parent shall cause the Option Sellers and their respective Affiliates to take, all actions necessary, appropriate or desirable, or reasonably requested from time to time by Tower Operator, to preserve and protect the Option Sellers' right, title and interest in, to and under the Purchase Sites (including the Purchased Property thereof).

(h)Further Assurances. T-Mobile Parent and the Option Sellers, at their cost and expense, shall use their reasonable best efforts to obtain any consent or waiver required to give effect to the sale of the Purchase Sites upon the exercise of the Purchase Option. In the event that any Option Seller is unable to obtain any consent or waiver required to give effect to the sale of any Purchase Site and such Purchase Site cannot be transferred without violating the terms of the applicable Ground Lease, the Option Sellers shall appoint, and T-Mobile Parent shall cause the Option Sellers to appoint, Tower Operator, in perpetuity, as the exclusive operator of the Included Property of such Purchase Site. In furtherance of the foregoing, the Option Sellers and Tower Operator shall enter into documentation (including applicable powers of attorney) that is reasonably acceptable to Tower Operator to provide for Tower Operator's management rights with respect to such Purchase Site, which documentation shall grant and confer to Tower Operator all rights and privileges (including all rights to receive the revenue derived from such Site and all rights and powers with respect to the operation, maintenance, leasing and licensing of such Site) granted or conferred to Tower Operator pursuant to this Agreement in respect of a Managed Site, but shall otherwise treat Tower Operator as if Tower Operator was the owner of such Purchase Site and shall not impose on Tower Operator any of the covenants or restrictions imposed upon it by this Agreement and the Transaction Documents.

(i)Deliveries if Purchase Option Not Exercised. If Tower Operator does not exercise its Purchase Option with respect to any Site, it shall deliver to T-Mobile, promptly after the applicable Site Expiration Date, all documents and information as reasonably requested by the applicable T-Mobile Lessor to allow such T-Mobile Lessor to operate and manage such Site.

SECTION 21.Tower Operator Lender Protections.

(a)Tower Operator Lender Protections. If T-Mobile Lessors are given written notice from Tower Operator specifying the name and address of the Tower Operator Lender, or its servicing agent and the applicable title of an officer or other responsible individual charged with processing notices of the type required under this Section 21, then the following provisions shall apply with respect to such Tower Operator Lender for so long as any Mortgage granted by Tower Operator to such Tower Operator Lender shall remain unsatisfied of record:

(i)The Tower Operator Lender shall not be bound by any modification or amendment of this Agreement in any respect so as to materially increase the liability of Tower Operator hereunder or materially increase the obligations or materially decrease the rights of Tower Operator without the prior written consent of the Tower Operator Lender, which consent shall not be unreasonably conditioned, withheld or delayed.

(ii)Further, this Agreement may not be surrendered or terminated other than in compliance with the provisions of this Section 21. Any such modification, amendment, surrender or termination not in accordance with the provisions of this Section 21 shall not be binding on any such Tower Operator Lender or any other Person who acquires title to its foreclosed interest.

(b)Notice and Cure Rights.

(i)T-Mobile Lessors, upon serving Tower Operator with any notice of default under the provisions of, or with respect to, this Agreement, shall also serve a copy of such notice upon the Tower Operator Lender (in the same manner as required for notices to Tower Operator) at the address specified herein, or at such other address that a Tower Operator Lender designates in writing to T-Mobile Lessors.

(ii)In the event of a default or breach by Tower Operator under this Agreement, the Tower Operator Lender shall have the right, but not the obligation, to remedy such event, or cause the same to be remedied, within 10 days after the expiration of all applicable grace or cure periods provided to Tower Operator in this Agreement, in the event of a monetary default or breach, or within 60 days after the expiration of all applicable grace or cure periods provided to Tower Operator in this Agreement in the event of any other breach or default, and T-Mobile Lessors shall accept such performance by or at the instance of the Tower Operator Lender as if the same had been made by Tower Operator; provided, however, that if any such non-monetary default or breach that is capable of cure requires Tower Operator Lender to acquire possession of the Tower Operator's interest in the Sites that are the subject of such breach or default, such period shall be extended for such reasonable period as may be required to obtain such possession and cure such default or breach; provided, however, that during such extended period, Tower Operator Lender must continue to cure other defaults and breaches in accordance with the provisions of this Section 21(b)(ii).

(iii)In the event of the termination of this Agreement prior to the expiration of the Term of this Agreement as provided herein for any reason (other than Tower Operator's failure to cure under (ii) above), including pursuant to Section 365 of the federal Bankruptcy Code, as amended from time to time, including any successor legislation thereto, or otherwise, T-Mobile Lessors shall serve upon Tower Operator Lender written notice that this Agreement has been terminated, together with a statement of any and all sums due under this Agreement and of all breaches and events of default under this Agreement, if any, then known to T-Mobile Lessors.

Tower Operator Lender thereupon shall have the option, which option must be exercised by Tower Operator Lender's delivering notice to T-Mobile Lessors within 10 Business Days after the Tower Operator Lender's receipt of such notice from T-Mobile Lessors, to cure any such Tower Operator breaches or Tower Operator events of default (and any Tower Operator breaches or Tower Operator events of default not susceptible of being cured by the Tower Operator Lender shall be deemed to have been waived) and the right (subject to such cure) to enter into a new lease (the “New Lease”) (A) effective as of the date of termination of this Agreement, (B) for the remainder of what otherwise would have been the Term of this Agreement but for such termination, (C) at and upon all the agreements, terms, covenants, and conditions of this Agreement (provided that Tower Operator Lender shall not have any obligation to pay T-Mobile Lessors Rent or Pre-Lease Rent), and (D) including any applicable right to exercise the Purchase Option under Section 20. Upon the execution and delivery of a New Lease under this Section 21, all Collocation Agreements and other agreements which theretofore may have been assigned to the any T-Mobile Lessor (or reverted back to such T-Mobile Lessor as a matter of Law) thereupon shall be assigned and transferred, without recourse, representation or warranty, by such T-Mobile Lessor to the lessee named in such New Lease.

(iv)Any notice or other communication that a Tower Operator Lender desires or is required to give to or serve upon T-Mobile Lessors shall be made in the same manner as required for notices to T-Mobile Lessors in accordance with the provisions of this Agreement at the address set forth herein or such other address as T-Mobile Lessors may provide to Tower Operator Lender from time to time.

(c)Participation in Certain Proceedings and Decisions. Any Tower Operator Lender shall have the right, subject to Tower Operator's consent, to intervene and become a party, but only with respect to Tower Operator's involvement in any Arbitration, litigation, condemnation or other proceeding affecting this Agreement to the extent of its security interest herein. Tower Operator's right to make any election or decision under this Agreement that is required or permitted to be made by Tower Operator with respect to the negotiation or acceptance of any Award or insurance settlement shall be subject to the prior written approval of such Tower Operator Lender.

(d)No Merger. Without the written consent of each Tower Operator Lender, the leasehold interest created by this Agreement shall not merge with the fee interest in all or any portion of the Sites, notwithstanding that the fee interests and the leasehold interests are held at any time by the same Person.

(e)Encumbrances on Personal Property and Subleases. In addition to the rights granted in Section 18(a), each T-Mobile Lessor hereby consents to Tower Operator's grant, if any, to any Tower Operator Lender of a security interest in the personal property owned by Tower Operator and located at the Sites and a collateral assignment of subleases of the interest of Tower Operator in all or any portion of the Sites and the revenue, rents, issues and profits derived therefrom (including under or pursuant to any Collocation Agreements), if any, and a pledge of any equity interests in Tower Operator. Each T-Mobile Lessor agrees that any interest that such T-Mobile Lessor may have in such personal property (but not its interest in the Included Property or this Agreement), whether granted pursuant to this Agreement or by Law, shall be subordinate to the interest of any Tower Operator Lender.

(f)Notice of Default Under any Secured Tower Operator Loan. Tower Operator shall promptly deliver to T-Mobile Lessors a true and correct copy of any notice of default, notice of acceleration or other notice regarding a default by Tower Operator under any documents comprising a Secured Tower Operator Loan after the receipt of such notice by Tower Operator.

(g)Casualty and Condemnation Proceeds. Notwithstanding anything in this Agreement to the contrary, in the event of any casualty to or condemnation of any Site or any portion thereof during such time that any Secured Tower Operator Loan remains unsatisfied, the Tower Operator Lender shall be entitled to receive all insurance Proceeds or condemnation awards (up to the amount of the indebtedness secured by the Tower Operator Loan) otherwise payable to Tower Operator and apply same to restoration of the Included Property in accordance with the provisions of this Agreement (to the extent required by the terms of this Agreement); provided, however, that if the Included Property is not required to be restored pursuant to the terms of this Agreement, such Proceeds may be applied to the Secured Tower Operator Loan. Upon the Tower Operator Lender's request, the name of such Tower Operator Lender may be added to the “Loss Payable Endorsement” of any and all insurance policies required to be carried by Tower Operator hereunder.

(h)Other. Notwithstanding any other provision of this Agreement to the contrary, (i) T-Mobile Lessors shall not be obligated to provide the benefits and protections afforded to Tower Operator Lenders in this Section 21 to more than three Tower Operator Lenders at any given time and (ii) in no event whatsoever shall there be any subordination of this Agreement or the rights and interests of T-Mobile Lessors under this Agreement or in and to the Included Property, or of the rights and interests of T-Mobile Collocator or its Affiliates under the MPL Site MLA or in and to the T-Mobile Collocation Space by virtue of any Mortgage granted by Tower Operator to any Tower Operator Lender and each Tower Operator Lender shall, upon request, confirm such fact in writing. If there is more than one Tower Operator Lender subject to the provisions of this Section 21, except as otherwise jointly directed in writing by such Tower Operator Lenders, T-Mobile Lessors shall recognize the Tower Operator Lender exercising rights afforded by this Section 21, whose Secured Tower Operator Loan is most senior in lien (unless a Tower Operator Lender junior in lien requires that the holder thereof have a superior entitlement to such rights, and the other Tower Operator Lender senior in lien shall agree in writing to such request, in which event such recognition shall be of the holder of that Secured Tower Operator Loan); provided, however, that such Tower Operator Lender shall have complied with the provisions of this Section 21; provided, further, that T-Mobile Lessors shall have no obligation to determine which Tower Operator Lender is indeed senior in lien and shall have no liability to any Tower Operator Lender for an erroneous determination if T-Mobile Lessors attempt to make such a determination so long as such determination is made in good faith based upon the evidence and information of lien priority provided to T-Mobile Lessors by the Tower Operator Lenders. Each Tower Operator Lender which has complied with the notice requirements of this Section 21 shall have the right to appear in any arbitration or other material proceedings arising under this Agreement and to participate in any and all hearings, trials and appeals in connection therewith, but only to the extent related to the rights or obligations of Tower Operator in the matter that is the subject of the arbitration or proceedings or to protect the security interest of Tower Operator in the Included Property.

(i)Subordination of Mortgages. All Mortgages that at any time during the Term of this Agreement may be placed upon a Site or any portion of a Site and all documents and instruments evidencing and securing any Secured Tower Operator Loan secured by such Mortgages shall be subject and subordinate to the terms and conditions hereof.

(j)Estoppel Certificate. From time to time upon request of a Tower Operator Lender (but not more than three times in any one year period (excluding the first year following the Effective Date)), T-Mobile Lessors shall execute and deliver to such Tower Operator Lender an estoppel certificate with respect to this Agreement in a form reasonably acceptable to T-Mobile Lessors and Tower Operator Lender stating, if true, that as of the date of such estoppel certificate: (1) this Agreement is in full force and effect and has not been assigned, modified or amended (or, if it has, then specifying the dates and terms of any such assignment or amendment) and (2) Tower Operator is not in default under this Agreement to the knowledge of T-Mobile Lessors or, if such is not the case, stating the nature of the default.

(k)Notification of Termination. Tower Operator shall notify T-Mobile Lessors in writing immediately upon the satisfaction repayment or termination of any Secured Tower Operator Loan.

SECTION 22.Taxes.

(a)Subject to Section 20(e), Section 22(b), Section 22(c), Section 22(d), Section 22(e) and Section 34(b), and except as provided below, Tower Operator shall be responsible for and shall pay, as additional rent hereunder, all Taxes upon or with respect to any action taken by, or the business activities of, Tower Operator, Tower Operator Affiliates, Tower Operator Lender and any Tower Subtenant in connection with the acquisition, purchase, sale, financing, leasing, subleasing, maintenance, Modification, repair, redelivery, alteration, insuring, control, use, operation, delivery, possession, repossession, location, storage, refinancing, refund, transfer of title, registration, re-registration, transfer of registration, return or other disposition of any of the Included Property or any portion of such Included Property, or interest in such Included Property. Tower Operator shall receive any refunds for Taxes paid by Tower Operator pursuant to this Agreement. Notwithstanding the foregoing, Tower Operator shall not be required to pay any Taxes payable with respect to a Site, if the applicable Ground Lease provides that the Ground Lessor is responsible for such Taxes without pass-through to the applicable ground lessee and the Ground Lessor actually pays any such Taxes. If the Ground Lessor does not pay any such Taxes and either Party becomes aware of it, the Parties shall, at Tower Operator's expense, cooperate and use commercially reasonable efforts to cause the Ground Lessor to pay such Taxes.

(b)In the taxable periods occurring during the Term as to any Site, any Taxes (determined without regard to the Term) for which Tower Operator is responsible under this Section 22 and that are calculated or assessed on the basis of a time period any portion of which is not included within the Term as to such Site (e.g., Property Taxes assessed annually) shall be prorated proportionately between the applicable T-Mobile Group Member and Tower Operator based on the number of days in each such period during the time period of assessment that is included within the Term as to such Site. Tower Operator shall pay to T-Mobile its proportionate share of such Taxes for any such partial year of the Term. Tower Operator's obligations for Taxes under this Section 22 shall be limited to that proportionate amount of such Taxes attributable to the period during which this Agreement is in effect with respect to such Site; provided, however, that any Taxes resulting from special assessments or appraisals of any Site occurring during the period during which this Agreement is in effect shall be the sole responsibility of Tower Operator. Any other Taxes that are not calculated or assessed on the basis of a time period, but for which Tower Operator is responsible under this Section 22 or Section 34(b), shall be prorated using a fair and equitable proration method that considers, among other things, the basis upon which such Taxes are assessed.

(c)Notwithstanding anything to the contrary herein (other than Section 34(g)), the Parties agree as follows with respect to Property Taxes payable during the Term of this Agreement: (i) T-Mobile Lessors or the applicable T-Mobile Group Member shall pay all Property Taxes on a timely basis to the appropriate Governmental Authority and Tower Operator shall have no responsibility for Property Taxes other than the payment of (A) the Tower Operator Property Tax Charge to the applicable T-Mobile Lessor, (B) any Landlord Reimbursement Taxes to the applicable payee and (C) any Property Taxes with respect to any personal property installed by Tower Operator on the Included Property; and (ii) for each calendar year, or portion thereof, that is included in the Term as to each Site, Tower Operator shall pay to the applicable T-Mobile Lessor the Tower Operator Property Tax Charge on or before July 1 of the respective calendar year; provided that if the Effective Date is after July 1, the payment for the first calendar year (or portion thereof) shall be made on the Effective Date; provided, however, that if the Term ends prior to July 1, the payment for the final year shall be made on the last day of the Term. Notwithstanding the foregoing, T-Mobile Lessors or the applicable T-Mobile Group Member shall not be required to pay any Property Taxes payable with respect to a Site, if the applicable Ground Lease provides that the Ground Lessor is responsible for such Property Taxes without pass-through to the applicable ground lessee and the Ground Lessor actually pays any such Taxes. If the Ground Lessor does not pay any such Property Taxes and either Party becomes aware of it, the Parties shall, at Tower Operator's expense, cooperate and use commercially reasonable efforts to cause the Ground Lessor to pay such Taxes. T-Mobile Lessors, Tower Operator and the applicable T-Mobile Group Member shall cooperate with each other, and make available to each other such information as shall reasonably be necessary, in connection with the preparation of tax returns for Property Taxes and any audit or judicial or administrative proceeding relating to the same. To the extent a T-Mobile Group Member, other than T-Mobile Lessors or T-Mobile Collocator, has an obligation under this Section 22, T-Mobile Collocator shall cause such T-Mobile Group Member to perform such obligation. “Tower Operator Property Tax Charge” shall mean an amount equal to $1,730 per annum (prorated for partial years).

(d)Tower Operator shall be responsible for and shall pay, as additional rent, all Landlord Reimbursement Taxes for which the applicable Ground Lessor seeks reimbursement under the provisions of the Ground Lease after the Effective Date and during the Term with respect to each Site; provided, however, the Parties shall prorate such amounts relating to tax periods that include the Effective Date or the Site Expiration Date in a manner consistent with the provisions of Section 22(b) and the paying Party shall be entitled to reimbursement from the non-paying Party for the non-paying Party's portion of the Property Taxes and the Landlord Reimbursement Taxes paid. To the extent either Party is entitled to reimbursement from the other Party for the payment of prorated Landlord Reimbursement Taxes, such reimbursement shall be due within 60 days of the presentation of a statement reflecting amounts due and appropriate other documentation supporting the calculation and payment of such amounts to the applicable Ground Lessor.

(e)All sales, use, license, value added, documentary, stamp, gross receipts, registration, real estate transfer, conveyance, excise, recording and other similar Taxes and fees (“Transfer Taxes”) imposed as a result of the transactions contemplated by this Agreement shall be borne equally by T-Mobile Lessors, on the one hand, and Tower Operator, on the other hand. For the avoidance of doubt, Tower Operator shall have no responsibility for any Transfer Taxes with respect to a Site imposed with respect to (x) the transactions contemplated by the T-Mobile Internal Transfers Agreement that occur before the Applicable Closing with respect to such Site or (y) in the case of a Site that is transferred pursuant to Section 2.7(d) of the Master Agreement on a

Technical Closing, any Transfer Taxes relating to such Site with respect to (or that occur before) the transactions contemplated by Section 2.7(d) of the Master Agreement and that arise on or before a transfer to a T-Mobile SPE (all items in this clause (y) as defined in the Master Agreement). To the extent permitted by applicable Law, Tower Operator shall prepare and duly and timely file all Tax returns in respect of such Transfer Taxes and all Tax returns where no Tax is due, but filing is required as a result of the transactions contemplated by this Agreement. Tower Operator shall promptly notify T-Mobile Lessors if Tower Operator is not permitted by applicable Law to file any such return. T-Mobile Lessors shall prepare and timely file all Tax returns in respect of Transfer Taxes that Tower Operator is not permitted to file under applicable Law. Prior to the filing of any Tax return in respect of Transfer Taxes, the filing Party shall provide such return and a calculation of the associated Transfer Taxes (if any) to the non-filing Party for the non-filing Party's review and approval, which approval shall not be unreasonably conditioned, withheld or delayed. Where a Party remits Transfer Taxes to the applicable Taxing Authority, the other Party shall reimburse the portion of such Transfer Taxes for which such other Party is responsible to the first mentioned Party by the earlier of 30 days after the date such Taxes are remitted to the taxing authority or 30 days after the filing due date of the applicable Tax return. The Tax liability and payment provisions of this Section 22(e) shall survive until the expiration of the longest applicable period of limitations. To the extent that any Party fails to timely reimburse the other Party for any Transfer Taxes paid by such other Party, the Parties agree that such other Party shall be entitled to offset such unpaid reimbursements against any other amounts due to it. T-Mobile Lessors and Tower Operator agree to cooperate in good faith in order to take actions to minimize, within the fullest extent of the Law, the application or imposition of Taxes imposed on the transactions contemplated by this Agreement, which may include, for example, providing documentation to qualify for exemption from any applicable Tax or agreeing to cooperate in good faith to resolve an audit by a Taxing Authority involving the operation or application of this Agreement.

(f)Bulk Sales. Tower Operator and T-Mobile Lessors hereby waive compliance by Tower Operator and T-Mobile Lessors with the provisions of the “bulk sales,” “bulk transfer” and similar Laws.

SECTION 23.Utilities.

The rights and obligations of T-Mobile Collocator with respect to the use and payment of utilities and similar services to any Site shall be as set forth in the MPL Site MLA. Except as otherwise provided in the MPL Site MLA, (i) Tower Operator shall be responsible for the provision and payment of utilities and similar services used at any Site and (ii) T-Mobile Lessors shall have no obligation to make arrangements for or to pay any charges for connection or use of utilities and similar services to any Site, including electricity, telephone, power, and other utilities.
SECTION 24.Compliance with Law; Governmental Permits.

(a)Tower Operator shall, at its own cost and expense, obtain and maintain in effect all certificates, permits, licenses and other approvals relating to Government Approvals (including those relating to FCC and FAA regulations) and comply with all Laws, required or imposed by Governmental Authorities, in connection with the operation and maintenance of the Included Property of each Site (including the Tower on such Site). Without limiting the generality of the immediately preceding sentence, Tower Operator shall maintain and repair (i) any ASR signs or radio frequency emission caution, notice, or alert signs at each Site in good and legible order in compliance with applicable Law and (ii) any AM detuning equipment present at each Site and, if required but not present at a Site, provide any necessary AM detuning equipment so that such Site complies with applicable Law. Each FCC-required ASR sign shall contain Tower Operator's contact information. Tower Operator shall conduct annual inspections of all Sites of T-Mobile Lessors; provided that until the requisite waiver from the FCC has been obtained by the applicable T-Mobile Lessor, Tower Operator shall conduct quarterly inspections of all Sites with lighted Towers of such T-Mobile Lessor. Each T-Mobile Lessor shall, at its own cost and expense, comply with all Laws, required or imposed by Governmental Authorities, in connection with its use of each Site. Each T-Mobile Lessor agrees, promptly after the conversion of the Tower monitoring system at the Sites to Tower Operator's network operations center, to petition the FCC to waive its rights to quarterly inspection of all lighted Towers of such T-Mobile Lessor for which such waiver has not already been obtained.

(b)Tower Operator shall, at its own cost and expense, reasonably cooperate with T-Mobile Lessors or their respective Affiliates in their efforts to obtain and maintain in effect any certificates, permits, licenses and other approvals and to comply with any Laws required or imposed on T-Mobile Lessors by Governmental Authorities applicable to the T-Mobile Communications Equipment and the T-Mobile Collocation Space. Without limiting the generality of the immediately preceding sentence, Tower Operator shall, at its own cost and expense, provide to T-Mobile Lessors any documentation that may be necessary for T-Mobile Lessors to comply with all FCC reporting requirements relating to the T-Mobile Communications Equipment and the T-Mobile Collocation Space.

(c)Notwithstanding anything herein to the contrary, Tower Operator shall have no obligation to provide any information necessary for T-Mobile Lessors to obtain any certificate, permit or other approval relating to the T-Mobile Communications Equipment itself (e.g., FCC type certification).
(d)Each T-Mobile Lessor shall reasonably cooperate with Tower Operator in Tower Operator's efforts to provide required information and to comply with all Laws required or imposed by Governmental Authorities applicable to each Site. Tower Operator shall consider in good faith any advice provided by such T-Mobile Lessor to Tower Operator regarding compliance with FCC and FAA regulations and shall confer with such T-Mobile Lessor, from time to time in the ordinary course of business, regarding Tower Operator's protocols and procedures relating to compliance with FCC and FAA regulations.

(e)Each T-Mobile Lessor shall be afforded access, at reasonable times and upon reasonable prior notice, to all of Tower Operator's records, books, correspondence, instructions, blueprints, permit files, memoranda and similar data relating to the compliance of the Towers with all applicable Laws, except privileged or confidential documents or where such disclosure is prohibited by Law. Any information described in this Section 24(e) shall be open for inspection upon reasonable notice by such T-Mobile Lessor, at its cost, and its authorized representatives at reasonable hours at Tower Operator's principal office and shall be retained by Tower Operator for a period of three years after the expiration of this Agreement.

(f)If, as to any Site, any material certificate, permit, license, easement or approval relating to the operation of such Site is canceled, expires, lapses or is otherwise withdrawn or terminated (except as a result of the acts or omissions of any T-Mobile Lessor or its Affiliates, agents or employees) or Tower Operator has breached any of its obligations under this Section 24, and Tower Operator has not confirmed to the applicable T-Mobile Lessor, within 48 hours of obtaining notice thereof, that Tower Operator is commencing to remedy such non-compliance, or, after commencing to remedy such non-compliance, Tower Operator is not diligently acting to complete the remedy thereof, then such T-Mobile Lessor shall have the right, in addition to its other remedies pursuant to this Agreement, at law, or in equity, to take appropriate action to remedy any such non-compliance and be reimbursed for its costs from Tower Operator as provided in Section 28. Notwithstanding anything to the contrary contained herein, Tower Operator shall have no obligation to obtain or restate (or otherwise provide information for T-Mobile Lessors to obtain or restate) any certificates, permits, licenses, easements or approvals that (i) relate exclusively to T-Mobile Communications Equipment itself or (ii) were canceled, expired, lapsed or were otherwise withdrawn or terminated due to a violation by any T-Mobile Lessor that predated the Effective Date. Each T-Mobile Lessor shall, at all times, keep, operate and maintain T-Mobile Communications Equipment at each Site in a safe condition, in good repair, in accordance with applicable Laws and with the general standard of care in the tower industry.

(g)The following provisions shall apply with respect to the marking/lighting systems serving the Sites (but only if such marking/lighting systems are required by applicable Law (including approvals granted by the FAA, FCC, and any local zoning board or in place as of the Effective Date) or existing written agreements):

(i)In addition to the requirements set out elsewhere in this Section 24 and Section 25, for each Site, Tower Operator agrees to monitor the lighting system serving such Site in accordance with the requirements of applicable Law and file all required Notice To Airmen (“NOTAM”) and other required reports in connection therewith. In addition, Tower Operator agrees, as soon as practicable, to repair any failed lighting system and deteriorating markings in accordance with the requirements of applicable Law in all material respects. Tower Operator shall simultaneously provide T-Mobile Lessors with a copy of any NOTAM and a monthly report in electronic format describing all pertinent facts relating to the lighting system serving the Sites, including lighting outages, status of repairs, and location of outages.

(ii)In addition to and not in limitation of Section 29(b)(i), if Tower Operator defaults under this Section 24(g), and Tower Operator has not confirmed to the applicable T-Mobile Lessor, within 48 hours of obtaining notice thereof, that Tower Operator is commencing to remedy such default, or, after commencing to remedy such default, Tower Operator is not diligently acting to complete the remedy thereof, such T-Mobile Lessor, in addition to its other remedies pursuant to this Agreement, at law, or in equity, may elect to take appropriate action to repair or replace any aspect of the marking/lighting system, in which case such T-Mobile Lessor shall provide Tower Operator with an invoice for related costs on a monthly basis, which amount shall be paid by Tower Operator to such T-Mobile Lessor, as applicable, within 20 Business Days of Tower Operator's receipt of such invoice.

SECTION 25.Compliance with Specific FCC Regulations.

(a)Tower Operator understands and acknowledges that Tower Subtenants are engaged in the business of operating Communications Equipment at each Site. The Communications Equipment is subject to the regulations of the FCC, including regulations regarding exposure by workers and members of the public to the radio frequency emissions generated by T-Mobile Communications Equipment. Tower Operator acknowledges that such regulations prescribe the permissible exposure levels to emissions from the Communications Equipment which can generally be met by maintaining safe distances from such Communications Equipment. To the extent Tower Operator is required to do so under applicable FCC regulations, Tower Operator shall use commercially reasonable efforts to install, or require the Tower Subtenants to install, at its or their expense, such marking, signage or barriers to restrict access to any Site as Tower Operator deems necessary in order to comply with the applicable FCC regulations with respect to Communications Equipment other than T-Mobile Communications Equipment, and with respect to T-Mobile Communications Equipment, T-Mobile Collocator shall install same. Tower Operator further agrees to post, or to require the Tower Subtenants to post, prominent signage as may be required by applicable Law or by the order of any Governmental Authority at all points of entry to each Site regarding the potential RF emissions, with respect to Communications Equipment other than T-Mobile Communications Equipment, and with respect to T-Mobile Communications Equipment, T-Mobile Collocator shall install same. Tower Operator shall cooperate in good faith with T-Mobile Collocator to minimize any confusion or unnecessary duplication that could result in similar signage being posted with respect to any T-Mobile Communications Equipment at or near any Site in respect of any T-Mobile Collocation Space on such Site.

(b)From and after the Effective Date, each T-Mobile Lessor shall cooperate (and cause its Affiliates to cooperate) with each Tower Subtenant with respect to each Site regarding compliance with applicable FCC regulations.

(c)The Parties acknowledge that T-Mobile Collocator (or an Affiliate thereof) is licensed by the FCC to provide telecommunications services and that the Sites are used to provide those services. Nothing in this Agreement shall be construed to transfer control of any FCC authorization held by T-Mobile Collocator (or an Affiliate thereof) to Tower Operator with respect to telecommunications services provided by T-Mobile Collocator or its Affiliates, to allow Tower Operator to in any manner control the T-Mobile Communications Equipment, or to limit the right of T-Mobile Collocator (or an Affiliate thereof) to take all necessary actions to comply with its obligations as an FCC licensee or with any other legal obligations to which it is or may become subject (subject to the other terms of this Agreement with respect to actions T-Mobile Collocator or its Affiliates may take with respect to a Site).

(d)With respect to any Lease Site or Pre-Lease Site registered with the FCC pursuant to 47 C.F.R §17.7, T-Mobile Parent and T-Mobile Lessors shall ensure and cause the name of the owner of such Site on the FCC registry be changed to the appropriate T-Mobile Lessor.

SECTION 26.Holding Over.

If Tower Operator remains in possession of the Included Property of any Site after expiration or termination of the Term as to such Site, then Tower Operator shall be and become a tenant at sufferance, and there shall be no renewal or extension of the Term as to such Site by operation of Law. During any such holdover period with respect to a Site, Tower Operator shall pay monthly rent equal to 150% of all rent and other amounts payable by Tower Subtenants with respect to such Site on a monthly basis. In addition, T-Mobile Collocator shall not be required to pay any T-Mobile Ground Rent, T-Mobile Collocation Rent, T-Mobile Total Rent Amount or any other monthly charge to Tower Operator with respect to the use and occupancy of any Site during the period in which Tower Operator is a holdover tenant.
SECTION 27.Rights of Entry and Inspection.

With advance notice in accordance with and only to the extent required under Section 28, each T-Mobile Lessor and its representatives, agents and employees, at T-Mobile Lessor's sole cost and expense, shall be entitled to enter any Site at all reasonable times (but subject to giving Tower Operator at least one Business Day's prior notice) for the purposes of inspecting such Site, making any repairs or replacements, performing any maintenance, or performing any work on the Site, to the extent required or expressly permitted by this Agreement; provided that none of the T-Mobile Lessors or its representatives, agents and employees may make any repairs or replacements or perform any maintenance, inspection or other work on a Tower, Tower Operator Equipment or on any third party's property. Nothing in this Section 27 shall imply or impose any duty or obligation upon any T-Mobile Lessor to enter upon any Site at any time for any purpose, or to inspect any Site at any time, or to perform, or pay the cost of, any work that Tower Operator is required to perform under any provision of this Agreement, and no T-Mobile Lessor has any such duty or obligation.
SECTION 28.Right to Act for Tower Operator.

In addition to and not in limitation of any other remedy T-Mobile Lessors may have under this Agreement, if Tower Operator fails to make any payment or to take any other action when and as required under this Agreement in order to correct a condition the continued existence of which is imminently likely to cause bodily injury or have a material adverse effect on any Site, then subject to the following sentence, the applicable T-Mobile Lessor may, without demand upon Tower Operator and without waiving or releasing Tower Operator from any duty, obligation or liability under this Agreement, make any such payment or take any such other action required of Tower Operator, in each case in compliance with applicable Law in all material respects and in a manner consistent with the general standard of care in the tower industry. Unless Tower Operator's failure results in or relates to an Emergency, the applicable T-Mobile Lessor shall give Tower Operator at least 10 Business Days' prior written notice of such T-Mobile Lessor's intended action and Tower Operator shall have the right to cure such failure within such 10 Business Day period unless the same is not able to be remedied in such 10 Business Day period, in which event such 10 Business Day period shall be extended; provided Tower Operator has commenced such cure within such 10 Business Day period and continuously prosecutes the performance of the same to completion with due diligence. No prior notice shall be required in the event of an Emergency. The actions that the applicable T-Mobile Lessor may take include the payment of insurance premiums that Tower Operator is required to pay under this Agreement and the payment of Taxes that Tower Operator is required to pay under this Agreement. Each T-Mobile Lessor may pay all incidental costs and expenses incurred in exercising its rights under this Section 28, including reasonable attorneys' fees and expenses, penalties, re-instatement fees, late charges, and interest. An amount equal to 120% of the total amount of the costs and expenses incurred by any T-Mobile Lessor in accordance with this Section 28 shall be due and payable by Tower Operator upon demand and bear interest at the rate of the lesser of (A) the Prime Rate or (B) 10% per annum from the date five days after demand until paid by Tower Operator.
SECTION 29.Defaults and Remedies.

(a)T-Mobile Lessor Events of Default. The following events constitute events of default by any T-Mobile Lessor or any T-Mobile Ground Lease Additional Party (as applicable):

(i)In respect of this Agreement, any T-Mobile Lessor or any T-Mobile Ground Lease Additional Party fails to perform any of its obligations under any Ground Lease (other than any obligation assumed by Tower Operator) resulting in a default or breach of such Ground Lease and, after written notice from Tower Operator, fails to cure the breach or default within the applicable cure period or, if no cure period exists, within 30 days (provided, however, the foregoing shall not constitute an event of default if such T-Mobile Lessor is disputing in good faith the existence of such breach or default, and the Ground Lessor thereunder does not have a right to terminate the Ground Lease during such dispute);

(ii)Any T-Mobile Lessor or any T-Mobile Ground Lease Additional Party violates or breaches any term of this Agreement in respect of any Site, and such T-Mobile Lessor or such T-Mobile Ground Lease Additional Party (as applicable) fails to cure such breach or violation within 30 days of receiving notice thereof from Tower Operator or, if the violation or breach cannot be cured within 30 days (other than a failure to pay money), fails to take steps to cure such violation or breach within such 30 days and act continuously and diligently to complete cure of such violation or breach within a reasonable time; provided that if any such default causes Tower Operator to be in default under any Collocation Agreement existing prior to the Effective Date, the 30 day period referenced above in this Section 29(a)(ii) shall be reduced to such lesser time period as Tower Operator notifies such T-Mobile Lessor in writing that Tower Operator has to comply under such Collocation Agreement.

(iii)A Bankruptcy event occurs with respect to any T-Mobile Lessor or any T-Mobile Ground Lease Additional Party; any T-Mobile Lessor or any T-Mobile Ground Lease Additional Party becomes insolvent or makes an assignment for the benefit of creditors; or any action is brought by any T-Mobile Lessor or any T-Mobile Ground Lease Additional Party seeking its dissolution or liquidation of its assets or seeking the appointment of a trustee, interim trustee, receiver or other custodian for any of its property; or if any T-Mobile Lessor or any T-Mobile Ground Lease Additional Party commences a voluntary proceeding under the federal Bankruptcy Code; or any action or petition is otherwise brought by any T-Mobile Lessor or any T-Mobile Ground Lease Additional Party seeking similar relief or alleging that it is insolvent or unable to pay its debts as they mature; or any action is brought against any T-Mobile Lessor or any T-Mobile Ground Lease Additional Party seeking its dissolution or liquidation of any of its assets, or seeking the appointment of a trustee, interim trustee, receiver or other custodian for any of its property, and any such action is consented to or acquiesced in by any T-Mobile Lessor or any T-Mobile Ground Lease Additional Party, or is not dismissed within 90 days after the date upon which it was instituted; or any proceeding under the federal Bankruptcy Code is instituted against any T-Mobile Lessor or any T-Mobile Ground Lease Additional Party, and (A) an Order for relief is entered in such proceeding, or (B) such proceeding is consented to or acquiesced in by any T-Mobile Lessor or any T-Mobile Ground Lease Additional Party, or is not dismissed within 90 days after the date upon which it was instituted; or if any action or petition is otherwise brought against any T-Mobile Lessor or any T-Mobile Ground Lease Additional Party seeking similar relief or alleging that it is insolvent, unable to pay its debts as they mature or generally not paying its debts as they become due, and such action or petition is consented to or acquiesced in by any T-Mobile Lessor or any T-Mobile Ground Lease Additional Party, or is not dismissed within 90 days after the date upon which it was brought;

(iv)If the lease or pre-lease of any Site to Tower Operator is rejected under Section 365 of the federal Bankruptcy Code; or

(v)The occurrence of any event of default by T-Mobile Collocator under the MPL Site MLA or any Affiliate of T-Mobile Collocator under any Site Lease Agreement related to the MPL Site MLA (which shall be deemed a separate breach hereof and an event of default hereunder).

(b)Tower Operator Remedies; T-Mobile Cure Rights.

(i)In addition to the remedies, if any, that may be available to Tower Operator under the MPL Site MLA, upon the occurrence of events of default not cured during the applicable time period for curing the same (whether of the same or different types) (A) by any T-Mobile Lessor, any T-Mobile Ground Lease Additional Party or any Affiliate thereof under Section 29(a) or (B) by T-Mobile Collocator under Section 25(a) of the MPL Site MLA, which defaults hereunder and thereunder are in respect of more than 20% of the Sites, in the aggregate, during any consecutive 5 year period, which results in material harm to the business and operations of Tower Operator with respect to the Sites, and subject to arbitration under Section 29(f) or Section 25(f) of the MPL Site MLA, as applicable (it being understood if a right of arbitration is exercised with respect to whether an “event of default” has occurred under the MPL Site MLA as to any particular “event of default” declared thereunder, such right may not be exercised a second time hereunder as a result of the fact that such “event of default” is also an event of default under Section 29(a)(v) as to any dispute as to whether any event of default has occurred and is continuing), Tower Operator shall have the right to purchase each T-Mobile Lessor's and each T-Mobile Ground Lease Additional Party's right, title and interest in the Purchase Sites for an aggregate purchase price equal to the Default Option Purchase Price for the Purchase Sites by giving T-Mobile Lessors written notice of its exercise of such Purchase Option (which notice shall contain a reasonably specific description of each of such events of default), and such option shall be exercised pursuant to the provisions of Section 20, mutatis mutandis, except that such Purchase Option shall be immediately exercisable (and the exercise thereof shall not be subject to the timing or procedure restrictions set forth in Section 20(a)) and the aggregate Option Purchase Price shall be the Default Option Purchase Price.

(ii)Notwithstanding anything to the contrary contained herein, if any T-Mobile Lessor or a T-Mobile Ground Lease Additional Party is determined to be in default pursuant to Section 29(f), then such T-Mobile Lessor or such T-Mobile Ground Lease Additional Party shall have 20 days following such determination to initiate a cure of such default and so long as such cure is diligently completed, an event of default with respect to such T-Mobile Lessor or such T-Mobile Ground Lease Additional Party shall be deemed not to have occurred.

(c)Tower Operator Events of Default. The following events constitute events of default by Tower Operator:

(i)(A) Tower Operator fails to timely pay Ground Rent as provided in Section 4(a) or otherwise fails to perform any obligation assumed by Tower Operator hereunder under any Ground Lease as provided in Section 4(a), resulting in a default or breach of such Ground Lease and, after written notice from T-Mobile Lessors, fails to cure the breach or default within the applicable cure period or, if no cure period exists, within 30 days or (B) Tower Operator otherwise fails to make payment of any amount due under this Agreement and such failure continues for more than 10 days after written notice from T-Mobile Lessors (provided, however, the foregoing shall not constitute an event of default if Tower Operator is disputing in good faith the existence of such breach or default, or, if applicable, the Ground Lessor thereunder does not have a right to terminate the Ground Lease during such dispute);

(ii)Tower Operator violates or breaches any material term of this Agreement in respect of any Site, and Tower Operator fails to cure such breach or violation within 30 days of receiving notice thereof from T-Mobile Lessors or, if the violation or breach cannot be cured within 30 days (other than a failure to pay money), fails to take steps to cure such violation or breach within such 30 days and act diligently to complete cure of such violation or breach within a reasonable time;

(iii)A Bankruptcy event occurs with respect to Tower Operator; or Tower Operator becomes insolvent or makes an assignment for the benefit of creditors; or any action is brought by Tower Operator seeking its dissolution or liquidation of its assets or seeking the appointment of a trustee, interim trustee, receiver or other custodian for any of its property; or Tower Operator commences a voluntary proceeding under the federal Bankruptcy Code; or any action or petition is otherwise brought by Tower Operator seeking similar relief or alleging that it is insolvent or unable to pay its debts as they mature; or any action is brought against Tower Operator seeking its dissolution or liquidation of any of its assets, or seeking the appointment of a trustee, interim trustee, receiver or other custodian for any of its property, and any such action is consented to or acquiesced in by Tower Operator or is not dismissed within 90 days after the date upon which it was instituted; or any Bankruptcy proceeding is instituted against Tower Operator and (A) an Order for relief is entered in such proceeding, or (B) such proceeding is consented to or acquiesced in by Tower Operator or is not dismissed within 90 days after the date upon which it was instituted; or any action or petition is otherwise brought against Tower Operator seeking similar relief or alleging that it is insolvent, unable to pay its debts as they mature or generally not paying its debts as they become due, and such action or petition is consented to or acquiesced in by Tower Operator or is not dismissed within 90 days after the date upon which it was brought;

(iv)The leaseback to T-Mobile Collocator or other right by T-Mobile Collocator to use and occupy the T-Mobile Collocation Space is rejected by Tower Operator under Section 365 of the federal Bankruptcy Code; or
(v)The occurrence of any event of default by Tower Operator under the MPL Site MLA (which shall be deemed a separate breach of and an event of default under this Agreement).

Notwithstanding anything to the contrary contained herein, no event of default shall be deemed to occur and exist under this Agreement as a result of a violation or breach by Tower Operator of (i) any term of this Agreement as a result of the occurrence of any Force Majeure, (ii) any term of this Agreement that requires Tower Operator to comply in all respects with any applicable Law (including, for the avoidance of doubt, any applicable Environmental Law) or any Ground Lease if (x) Tower Operator complies with such Law or such Ground Lease, as applicable, in all material respects and (y) no claims, demands, assessments, actions, suits, fines, levies or other penalties have been asserted against or imposed on any T-Mobile Lessor by any Governmental Authority as a result of Tower Operator's non-compliance in all respects with such Law or by the applicable Ground Lessor as a result of Tower Operator's non-compliance in all respects with such Ground Lease or (iii) Section 4(a), Section 11, Section 19, Section 24 or Section 25 if such violation or breach arises out of or relates to any event, condition or occurrence that occurred prior to, or is in existence as of, the Effective Date unless such violation or breach has not been cured on or prior to the first anniversary of the Effective Date; provided, however, that if any T-Mobile Lessor gives Tower Operator notice of any event, condition or occurrence giving rise to an obligation of Tower Operator to repair, maintain or modify a Tower under Section 11(a), or Tower Operator otherwise obtains knowledge thereof, Tower Operator shall remedy such event, condition or occurrence in accordance with its standard protocol and procedures for remedying similar events, conditions or occurrences with respect to its portfolio of telecommunications tower sites (taking into account whether such event, condition or occurrence is deemed an emergency, a priority or a routine matter in accordance with Tower Operator's then current practices).
(d)T-Mobile Lessor Remedies.

(i)Upon the occurrence of any event of default by Tower Operator under Section 29(c)(i) or Section 29(c)(ii) in respect of any Site, T-Mobile Lessors or any applicable T-Mobile Ground Lease Additional Party may terminate this Agreement as to such Site by giving Tower Operator written notice of termination, and this Agreement shall be terminated as to such Site 30 days after Tower Operator's receipt of such termination notice; provided, however, that this Agreement shall otherwise remain in full force and effect.

(ii)Upon the occurrence of any event of default by Tower Operator under Section 29(c)(iii), Section 29(c)(iv) or Section 29(c)(v) (that relates to an event of default by any Tower Operator under Section 25(c)(ii) or Section 25(c)(iii) of the MPL Site MLA), T-Mobile Lessors may terminate this Agreement as to the lease or other use and occupancy of any Sites by Tower Operator by giving Tower Operator written notice of termination; termination with respect to the affected Site shall be effective 30 days after Tower Operator's receipt of such termination notice; provided, however, that this Agreement shall otherwise remain in full force and effect.

(iii)Upon the occurrence of events of default by Tower Operator (excluding those resulting from any default of any T-Mobile Lessor or T-Mobile Collocator or the occurrence of any Force Majeure) not cured by Tower Operator as provided for in Section 29(c) or in Section 25(c) of the MPL Site MLA relating to more than 20% of the Sites, in the aggregate, during any consecutive five-year period, so that the aggregate impact of those uncured defaults results in material harm to the business and operations of T-Mobile Lessors and T-Mobile Collocator, as a collective whole, and subject to arbitration under Section 29(f) and Section 25(f) of the MPL Site MLA, as applicable (it being understood if a right of arbitration is exercised with respect to whether an “event of default” has occurred under the MPL Site MLA as to any particular “event of default” declared thereunder, such right may not be exercised a second time hereunder as a result of the fact that such “event of default” is also an event of default under Section 29(a)(v) as to any dispute as to whether any event of default has occurred and is continuing), T-Mobile Lessors may, upon giving 60 days' prior written notice to Tower Operator, terminate this Agreement as to all Sites (which notice shall contain a reasonably specific description of each of such events of default), and this Agreement shall be terminated as to all Sites at the time designated by T-Mobile Lessors in its notice of termination to Tower Operator.

(iv)Notwithstanding anything to the contrary contained herein, if Tower Operator is determined to be in default pursuant to Section 29(c), then Tower Operator shall have 20 days following such determination to initiate a cure of such default and so long as such cure is diligently completed, an event of default with respect to Tower Operator shall not be deemed to have occurred.

(e)No Limitation on Remedies. T-Mobile Lessors or Tower Operator, as applicable, may pursue any remedy or remedies provided in this Agreement or any remedy or remedies provided for or allowed by law or in equity, separately or concurrently or in any combination, including (i) specific performance or other equitable remedies, (ii) money damages arising out of such default or (iii) in the case of Tower Operator's default, T-Mobile Lessors may perform, on behalf of Tower Operator, Tower Operator's obligations under the terms of this Agreement pursuant to Section 28.

(f)Arbitration. Notwithstanding anything in this Agreement to the contrary, any Party receiving notice of a default or termination under this Agreement may, within 10 days after receiving the notice, initiate arbitration proceedings to determine the existence of any such default or termination right. These arbitration proceedings shall include and be consolidated with any proceedings initiated after notices delivered at or about the same time under the applicable MPL Site MLA. Such arbitration proceedings shall be conducted in accordance with and subject to the procedures for arbitration set forth in the Master Agreement.

(g)Remedies Not Exclusive. Unless expressly provided herein, a Party's pursuit of any one or more of the remedies provided in this Agreement shall not constitute an election of remedies excluding the election of another remedy or other remedies, a forfeiture or waiver of any amounts payable under this Agreement as to the applicable Site by such Party or waiver of any relief or damages or other sums accruing to such Party by reason of the other Party's failure to fully and completely keep, observe, perform, satisfy and comply with all of the agreements, terms, covenants, conditions, requirements, provisions and restrictions of this Agreement.

(h)No Waiver. Either Party's forbearance in pursuing or exercising one or more of its remedies shall not be deemed or construed to constitute a waiver of any event of default or of any remedy. No waiver by either Party of any right or remedy on one occasion shall be construed as a waiver of that right or remedy on any subsequent occasion or as a waiver of any other right or remedy then or thereafter existing. No failure of either Party to pursue or exercise any of its powers, rights or remedies or to insist upon strict and exact compliance by the other Party with any agreement, term, covenant, condition, requirement, provision or restriction of this Agreement, and no custom or practice at variance with the terms of this Agreement, shall constitute a waiver by either Party of the right to demand strict and exact compliance with the terms and conditions of this Agreement. Except as otherwise provided herein, any termination of this Agreement pursuant to this Section 29, or partial termination of a Party's rights hereunder, shall not terminate or diminish any Party's rights with respect to the obligations that were to be performed on or before the date of such termination.

SECTION 30.Quiet Enjoyment.

Each T-Mobile Lessor covenants that Tower Operator shall, subject to the terms and conditions of this Agreement, peaceably and quietly hold and enjoy the Included Property of each Lease Site and shall have the right provided herein to operate each Managed Site during the Term thereof without hindrance or interruption from such T-Mobile Lessor, any Party comprising T-Mobile or any other T-Mobile Group Member.
SECTION 31.No Merger.

There shall be no merger of this Agreement or any subleasehold interest or estate created by this Agreement in any Site with any superior estate held by a Party by reason of the fact that the same Person may acquire, own or hold, directly or indirectly, both the subleasehold interest or estate created by this Agreement in any Site and such superior estate; and this Agreement shall not be terminated, in whole or as to any Site, except as expressly provided in this Agreement. Without limiting the generality of the foregoing provisions of this Section 31, there shall be no merger of the subleasehold interest or estate created by this Agreement in Tower Operator in any Site with any underlying fee interest that Tower Operator may acquire in any Site that is superior or prior to such subleasehold interest or estate created by this Agreement in Tower Operator.
SECTION 32.Broker and Commission.

(a)All negotiations in connection with this Agreement have been conducted by and between T-Mobile Lessors and Tower Operator and their respective Affiliates without the intervention of any Person or other party as agent or broker other than TAP Advisors and Deutsche Bank (the “Financial Advisors”), which are advising T-Mobile Parent in connection with this Agreement and related transactions and which shall be paid solely by T-Mobile Parent.

(b)Each T-Mobile Lessor and Tower Operator warrants and represents to the other that there are no broker's commissions or fees payable by it in connection with this Agreement by reason of its respective dealings, negotiations or communications other than the advisor's fees payable to the Financial Advisors which shall be payable by T-Mobile Parent.

SECTION 33.Recording of Memorandum of Site Lease Agreement; Preparation and Amendment to the Site Lease Agreement.

(a)Subject to the applicable provisions of the Master Agreement, for each Lease Site, following the execution of this Agreement or after any Conversion Closing, each T-Mobile Lessor and Tower Operator shall each have the right, at its sole cost and expense, to cause a Memorandum of Site Lease Agreement to be filed in the appropriate County property records (unless the Ground Lease for any applicable Lease Site prohibits such recording) to provide constructive notice to third parties of the existence of this Agreement and shall promptly thereafter provide or cause to be provided in electronic form a recorded copy of same to the other Party.

(b)In addition to and not in limitation of any other provision of this Agreement, the Parties shall have the right to review and make corrections, if necessary, to any and all exhibits to this Agreement or to the applicable Memorandum of Site Lease Agreement. After making such corrections, the Party that recorded the Memorandum of Site Lease Agreement shall re-record such Memorandum of Site Lease Agreement to reflect such corrections, at the sole cost and expense of the Party that requested such correction, and shall promptly provide in electronic form a recorded copy of same to the other Party.

SECTION 34.Tax Indemnities.

(a)Income Tax Indemnity.

(i)Tax Assumptions. In entering into this Agreement and related documents, the T-Mobile Group has made the following assumptions regarding the characterization of the transactions contemplated under this Agreement for federal income Tax purposes (the “Tax Assumptions”):

(A)For federal income Tax purposes, this Agreement shall be treated as a “true lease” with respect to all of the Included Property, the members of the T-Mobile Group shall be treated, directly or indirectly through one or more entities that are classified as partnerships or disregarded entities for federal income Tax purposes, as the owners and sublessors of the Included Property, and Tower Operator shall be treated (or, if Tower

Operator is a disregarded entity for federal income Tax purposes, the entity treated as the owner of Tower Operator for federal income Tax purposes) as the lessee of the Included Property;

(B)Following the execution of this Agreement, the T-Mobile Group shall be entitled to deduct, pursuant to Section 168(b) of the Code, depreciation deductions with respect to the T-Mobile Group's adjusted Tax basis in the Included Property using the same depreciation method(s) as in effect immediately before the execution of this Agreement (“Federal Depreciation Deductions”);

(C)Prepaid Rent and Pre-Lease Rent with respect to each Site shall be paid under a single lease subject to Section 467 of the Code and shall be characterized in part as a loan under Section 467 of the Code and Treasury Regulations issued under such section and the T-Mobile Group shall be entitled to deduct interest attributable thereto with respect to each Site as set forth in Exhibit D; and
(D)The only amounts that any T-Mobile Group Member shall be required to include in gross income with respect to the transactions contemplated by this Agreement and related documents shall be (1) Rent and Pre-Lease Rent as it accrues as rent in accordance with the terms of this Agreement and the application of Section 467 of the Code and Treasury Regulations issued under such section and as set forth in Exhibit D with respect to each Site; (2) any indemnity (including any gross up) pursuant to this Agreement; (3) any amounts paid or otherwise recognized pursuant to a voluntary sale or other disposition by any T-Mobile Group Member (other than a sale or disposition attributable to a default by Tower Operator or the exercise of remedies by any T-Mobile Lessor or T-Mobile or its Affiliates under this Agreement) of any Included Property, it being understood for these purposes that a sale or disposition that may be deemed to have occurred on the Effective Date is not a sale; (4) proceeds upon Tower Operator's exercise of the Purchase Option pursuant to Section 20; (5) any costs and expenses of any T-Mobile Lessor or T-Mobile (and any interest thereon) paid or reimbursed by Tower Operator pursuant to this Agreement; (6) income attributable to the reversion of Modifications made by Tower Operator to any T-Mobile Lessor at the end of the Term; (7) amounts expressly identified as interest in the Agreement and payable to any T-Mobile Lessor or any T-Mobile Group Member; and (8) any other amount to the extent such item of income results in an equal and offsetting deduction in the same taxable year.

(ii)Tower Operator's Representations and Covenants. Tower Operator hereby represents and covenants to each T-Mobile Group Member as follows:

(A)Tower Operator, any Affiliate of Tower Operator, any assignee or sublessee of Tower Operator and any user (other than any T-Mobile Lessor or T-Mobile or its Affiliates) of any portion of the Included Property shall not claim depreciation deductions as the owner of any of the Included Property for federal income Tax purposes during the Term (and thereafter unless Tower Operator purchases such property pursuant to Section 20), with respect to such Included Property or portion of such Included Property, except with respect to Modifications financed by Tower Operator or such assignee, sublessee, or other user, nor shall they take any other action in connection with filing a Tax return, make any public statement or otherwise undertake any action which would be inconsistent with (i) the treatment of the T-Mobile Group Members as the direct or indirect owners and lessors of the Included Property for federal income Tax purposes, (ii) the Tax Assumptions or (iii) Section 10 and Exhibit D.

(B)None of the Included Property shall constitute “tax-exempt use property” as defined in Section 168(h) of the Code other than solely as a result of use by any T-Mobile Lessor, T-Mobile or its Affiliates and any other Person that is a Tower Subtenant as of the date of the Master Agreement;

(C)On the Effective Date, no Modifications to any of the Included Property shall be required in order to render any of the Included Property complete for its intended use by Tower Operator except for ancillary Severable Modifications that are customarily selected and furnished by lessees of property similar in nature to the Included Property;

(D)Tower Operator has no current plan or intention of making any Modification or repair with respect to any of the Included Property that would not be treated as severable improvements or permitted non-severable improvements within the meaning of Rev. Proc. 2001-28, 2001-1 C.B. 1156;
(E)Tower Operator has no current plan or intention of making any Modification or repair with respect to any of the Included Property the value of which as of the end of the Term with respect to such Included Property would compel Tower Operator to exercise any of the Purchase Options under Section 20; and

(F)Tower Operator is not legally obligated or economically compelled to exercise any of the Purchase Options provided in Section 20 and Tower Operator has not decided whether it shall exercise any of the Purchase Options provided in Section 20, and it has no plans to enter into or incur such obligation or to make such decision in the immediate future.
(iii)Indemnity for Tax Losses.

(A)If, as a result of:
(1)the inaccuracy of any representation of Tower Operator, or the breach of any covenant of Tower Operator, set forth in the Transaction Documents;

(2)the failure by Tower Operator to perform any act required of it under any of the Transaction Documents;

(3)any disposition of Included Property in connection with a default by Tower Operator or the exercise of remedies under this Agreement; or

(4)the bankruptcy, insolvency or other proceeding for the relief of debtors of Tower Operator or any Affiliate thereof.

any T-Mobile Group Member (each a “Tax Indemnitee”) shall not claim on the relevant income Tax return based upon a written opinion from independent tax counsel reasonably acceptable to Tower Operator (setting forth in reasonable detail the facts and analysis upon which such opinion is based) that there is no reasonable basis (as defined in Treasury Regulation §1.6662-3(b)(3) as in effect from time to time) for claiming all or any portion of the Federal Income Tax Benefits, shall lose the right to claim all or any portion of the Federal Income Tax Benefits, shall suffer a loss of, disallowance of, or delay in obtaining all or any portion of the Federal Income Tax Benefits, or shall be required to recapture all or any portion of the Federal Income Tax Benefits, or any Tax Indemnitee shall suffer an Inclusion (any such event being referred to as a “Tax Event”), then, in any taxable year in which a Tax Indemnitee suffers a Tax Loss as a result of the Tax Event, Tower Operator shall pay to such Tax Indemnitee, at the time specified below, as an indemnity the amount of the Tax Loss for such taxable year. Subject to other adjustments required by this Section 34(a)(iii)(A), the “Tax Loss” for a taxable year shall equal the sum of (i) the excess of the actual additional federal and state income Taxes payable by the Tax Indemnitee (or its consolidated or affiliated group as applicable) for the taxable year, taking into account the Tax Event, over such Taxes that would have been payable in the absence of the Tax Event, (ii) any interest, penalties and additions to Tax actually payable by the Tax Indemnitee as a result of the Tax Event, and (iii) an additional gross-up amount so that the Tax Indemnitee is made whole on an after-Tax basis for its liabilities described in clause (i) and (ii), taking into account the income Taxes it actually pays on the payments it receives under this sentence, including those under this clause (iii). Tower Operator shall not be required to make any payment under this Section 34(a)(iii)(A) earlier than, (a) in the case of a Tax Loss that is not being contested pursuant to Section 34(d), the date such Tax Indemnitee (or the common parent of the consolidated group in which it is a member, as the case may be) files the applicable federal income Tax return, estimated or final as the case may be, which would first properly reflect the additional federal income Tax that would be due as a result of the Tax Loss, (b) in the case of a Tax Loss that is being contested pursuant to Section 34(d), 30 days after the date on which a Final Determination is made (or as otherwise provided in Section 34(d)) and (c) 20 days after the receipt by Tower Operator of a written demand from or on behalf of the Tax Indemnitee describing in reasonable detail the Tax Loss and the computation of the amount payable (a “Tax Indemnity Notice”). For the avoidance of doubt, a Tax Event may give rise to a Tax Loss in a future taxable year (e.g., if the Tax Indemnitee has a net operating loss in the year of the Tax Event and the loss could have been carried forward and used against unrelated income in the future year had it not been absorbed in the year of the Tax Event as a result of the Tax Event). If a Tax Indemnitee claims a Tax Loss in a particular taxable year on a Tax Indemnity Notice and Tower Operator indemnifies the Tax Indemnitee accordingly, and it is later determined that the Tax Indemnitee did not have a Tax Loss, or had a smaller Tax Loss, in such taxable year (e.g., as a result of an audit adjustment or a net operating loss carryback to such taxable year), the Tax Indemnitee shall reimburse Tower Operator so as to put the parties in the position they would have been in on the basis of the actual Tax Loss.
(B)Verification of Calculations. Tower Operator may timely request that any Tax Indemnity Notice be verified by a nationally recognized independent accounting firm or a lease advisory firm selected by Tower Operator and reasonably acceptable to such Tax Indemnitee. Such verification shall be at Tower Operator's expense unless such accounting firm determines that the amount payable by Tower Operator is more than five percent less than the amount shown on the Tax Indemnity Notice, in which event the Tax Indemnitee shall pay such costs. In order to enable such independent accountants to verify such amounts, the Tax Indemnitee shall provide to such independent accountants (for their confidential use and not to be disclosed to Tower Operator or any other person) all information reasonably necessary for such verification.

(iv)Exceptions.  Notwithstanding any provision of this Section 34(a) to the contrary (other than with respect to the loss of Tax Savings for which a T-Mobile Group Member has reimbursed or credited Tower Operator under Section 34(c), in which case only the exceptions listed in clauses (C), (F) and (G) shall apply), Tower Operator shall not be required to make any payment to any Tax Indemnitee in respect of any Tax Loss to the extent that any such Tax Loss occurs as a result of one or more of the following:

(C)Other than as a result of an event or circumstance described in Section 34(a)(iii), the determination that this Agreement is not a “true lease” for federal income Tax purposes or that the members of the T-Mobile Group, directly or indirectly through one or more entities that are classified as partnerships or disregarded entities for federal income tax purposes, are not the owners or sublessors of the Included Property, or that Section 467 of the Code does not apply to this Agreement in accordance with its terms;

(D)The voluntary sale, assignment, transfer or other disposition or the involuntary sale, assignment, transfer or other disposition attributable to the bankruptcy, insolvency or the breach of any covenant or obligation of the Tax Indemnitee set forth in the Transaction Documents of or by any such Tax Indemnitee or any of its Affiliates, in either case, of any of the Included Property or portion of such Included Property by any such Tax Indemnitee or any of its Affiliates other than a sale, assignment, transfer or disposition (1) contemplated by the Transaction Documents or to or at the request of Tower Operator; (2) otherwise resulting from the exercise by any T-Mobile Group Member of its rights or performance of its obligations under the Transaction Documents; or (3) in connection with a default by Tower Operator or exercise of remedies under this Agreement;

(E)The gross negligence or willful misconduct of such Tax Indemnitee;

(F)Penalties, interest or additions to Tax to the extent based upon issues unrelated to the transactions contemplated by this Agreement and related documents;

(G)Tower Operator's exercise of the Purchase Option provided in Section 20 or Section 29(b)(i);

(H)The failure by the T-Mobile Group or any T-Mobile Group Member timely or properly to claim any Federal Income Tax Benefits or to exclude income on the appropriate Tax return other than in accordance with Section 34(a)(iii);

(I)Any failure of the Tax Indemnitee to have taken all the actions, if any, required of it by Section 34(d) to contest the Loss and such failure materially prejudices the ability to contest, and Tower Operator had a reasonable basis for such contest;

(J)Any change in the Code enacted, adopted or promulgated on or after the date of the Master Agreement; provided that this exclusion shall not apply to any substitution or replacement of any Included Property after a change in Law;

(K)The failure of the T-Mobile Group, or any single T-Mobile Group Member, to have sufficient income or Tax liability to benefit from the Federal Income Tax Benefits (it being understood that except as provided herein, this exclusion shall not affect the amount of any indemnity to which an Indemnitee would otherwise be entitled);
(L)The inclusion of income by a T-Mobile Group Member as a result of the reversion of Modifications made by Tower Operator to any T-Mobile Lessor at the end of the Term;

(M)Other than as a result of an event or circumstance described in Section 34(a)(iii), a determination that T-Mobile is not holding the Included Property in the ordinary course of a trade or business or that T-Mobile did not enter into the transactions contemplated by the Transaction Documents for profit;

(N)The existence of, or any consequence of, the prepayment of the Rent, or the application of Section 467 of the Code or the Treasury regulations promulgated thereunder; provided that the Tower Operator makes all payments when due and accrues all rental expense in accordance with the Proportional Rent as set forth in Exhibit D and provided, further, that this exclusion shall not apply to the entry into a New Lease under Section 21 following the default or breach by Tower Operator;

(O)Any Tax election or Tax Position by a T-Mobile Group Member that is inconsistent with the Tax Assumptions to the extent of a resulting increase in the Tower Operator's indemnity obligations hereunder;

(P)A Tax Loss with respect to any period occurring (1) before the Term with respect to a Site, (2) after (and not simultaneously with) the expiration or earlier termination of the Term with respect to a Site or (3) after (and not simultaneously with) the return to T-Mobile of the Included Property related to a Site, in each case other than interest, fines, penalties and additions to Tax resulting from a Tax Loss that would not be excluded under this clause (N); and

(Q)The breach or inaccuracy of any representation, warranty or covenant by any T-Mobile Group Member in any of the Transaction Documents (except to the extent such breach or inaccuracy is attributed to a breach or inaccuracy of any representation, warranty or covenant of Tower Operator or an Affiliate under the Transaction Documents).

(b)General Tax Indemnity.

(i)Tower Operator agrees to pay and to indemnify, protect, defend, save, and keep harmless each T-Mobile Group Member on an after-Tax basis, from and against any and all Taxes for which Tower Operator is responsible under Section 22.

(ii)Exclusions from General Tax Indemnity. The provisions of Section 22 and Section 34(b)(i) shall not apply to, and Tower Operator shall have no responsibility under Section 22 and no liability under Section 34(b)(i) with respect to:

(A)Taxes on any T-Mobile Group Member imposed on any such member that are franchise Taxes, privilege Taxes, doing business Taxes or Taxes imposed on, based on or measured by, gross or net income, receipts, capital or net worth of any such member which are imposed by any state, local or other taxing authority within the United States or by any foreign or international taxing authority (in each case, other than Taxes that are or are in the nature of or in lieu of, sales, use, rental, property, stamp, document filing, license or ad valorem Taxes);

(B)Taxes imposed by any jurisdiction on any T-Mobile Group Member solely as a result of its activities in such jurisdiction unrelated to the transactions contemplated by this Agreement and related documents;

(C)Taxes on any T-Mobile Group Member that would not have been imposed but for the willful misconduct or gross negligence of any such member or an Affiliate of any T-Mobile Group Member or the inaccuracy or breach of any representation, warranty, or covenant of such Tax Indemnitee or any of its Affiliates under the Transaction Documents (except to the extent such inaccuracy or breach is attributed to an inaccuracy or breach of any representation, warranty or covenant of Tower Operator or an Affiliate under the Transaction Documents);

(D)Taxes that are attributable to any period or circumstance occurring before the Term with respect to a Site or after the expiration or earlier termination of such Term, except to the extent attributable to (1) a failure of Tower Operator or any of its transferees or sublessees or users of the Included Property (other than the T-Mobile Lessors or T-Mobile or its Affiliates) to fully discharge its obligations under this Agreement and related documents, (2) Taxes imposed on or with respect to any payments that are due after the expiration or earlier termination of the Term with respect to a Site and that are attributable to a period or circumstance occurring during such Term, or (3) the entry into a New Lease under Section 21 following the default or breach by Tower Operator;
(E)Any Tax that is being contested in accordance with the provisions of Section 34(d) during the pendency of such contest, but only for so long as such contest is continuing in accordance with Section 34(d) and payment is not otherwise required pursuant to Section 34(d);

(F)Taxes imposed on a Tax Indemnitee that would not have been imposed but for any act of such Tax Indemnitee (or any Affiliate thereof) that is expressly prohibited, or omission of an act that is expressly required, as the case may be, by any Transaction Document;

(G)Taxes that would not have been imposed but for any voluntary sale, assignment, transfer, pledge or other disposition or hypothecation or the involuntary sale, assignment, transfer or other disposition attributable to the Bankruptcy, insolvency or the breach of any covenant or obligation of the Tax Indemnitee set forth in the Transaction Documents of or by any such Tax Indemnitee, in either case, of any of the Included Property or portion of such Included Property by any such Tax Indemnitee other than a sale, assignment, transfer, or disposition (1) contemplated by the Transaction Documents or to or at the request of Tower Operator, (2) otherwise resulting from the exercise by any T-Mobile Group Member of its rights or performance of its obligations under the Transaction Documents or (3) in connection with a default by Tower Operator or exercise of remedies under this Agreement;

(H)Taxes imposed on a Tax Indemnitee that would not have been imposed but for such Tax Indemnitee's (or Affiliate's) breach of its contest obligations under Section 34(d) (but only to the extent such breach materially prejudices the Tower Operator's ability to contest such Taxes or results in an increase in the amount of Tower Operator's indemnification obligation hereunder);

(I)Taxes imposed on a Tax Indemnitee in the nature of interest, penalties, fines and additions to Tax to the extent based upon issues unrelated to the transactions contemplated by the Transaction Documents;

(J)Taxes imposed on any T-Mobile Group Member that are United States federal, state or local net income Taxes of any such member;

(K)Taxes imposed in connection with or as a result of the leasing or use of the T-Mobile Collocation Space by T-Mobile or its Affiliates or the payment or accrual of the T-Mobile Collocation Rent; or

(L)Taxes to the extent that they are not the responsibility of Tower Operator as described in Section 20(e) or Section 22 without regard to this subsection.

The provisions of this Section 34(b)(ii) shall not apply to any Taxes imposed in respect of the receipt or accrual of any indemnity payment made by Tower Operator on an after-Tax basis and, for purposes of the last sentence of Section 34(c), shall apply only with respect to the exclusions in clauses (C), (F) and (H).
(iii)Reports. If any report, return, certification or statement is required to be filed with respect to any Tax that is the responsibility of Tower Operator under Section 22 or is subject to indemnification under this Section 34(b), Tower Operator shall timely prepare and file the same to the fullest extent permitted by applicable Law (except for (A) any report, return or statement relating to any net income Taxes or, (B) any report, return or statement relating to any other Taxes not subject to indemnity under Section 34(b)(ii) or any Taxes in lieu of or enacted in substitution for any of the foregoing, except that, in such cases, Tower Operator shall timely provide appropriate information necessary to file such report, return or statement, (C) any report, return or statement relating to Property Taxes or (D) any other report, return, certification or statement that any T-Mobile Group Member has notified Tower Operator that such member intends to prepare and file); provided, however, that any T-Mobile Group Member shall have furnished Tower Operator, at Tower Operator's expense, with such information reasonably necessary to prepare and file such returns as is within such member's control. Tower Operator shall either file such report, return, certification or statement and send a copy of such report, return, certification or statement to the member, or, where not so permitted to file, shall notify the member of such requirement within a reasonable period of time prior to the due date for filing (without regard to any applicable extensions) and prepare and deliver such report, return, certification or statement to the member. In addition, within a reasonable time prior to the time such report, return, certification or statement is to be filed, Tower Operator shall, to the fullest extent permitted by applicable Law, cause all billings of such Taxes to be made to each T-Mobile Group Member in care of Tower Operator, make such payment and furnish written evidence of such payment. Each Party shall furnish promptly upon written request such data, records and documents as the other Party may reasonably require of such Party to enable the other Party to comply with requirements of any taxing authority arising out of such other Party's participation in the transactions contemplated by this Agreement and related documents.

(iv)Payments. Any Tax for which Tower Operator is responsible under Section 22 or any Tax indemnified under this Section 34(b) shall be paid by Tower Operator directly when due to the applicable taxing authority if direct payment is permitted, or shall be reimbursed to the appropriate T-Mobile Group Member on demand if paid by such member in accordance herewith. Property Taxes shall be paid in accordance with Section 22(c). Except as explicitly provided in Section 22 or as otherwise provided in this Section 34(b), all amounts payable to a T-Mobile Group Member under Section 22 or this Section 34 shall be paid promptly in immediately available funds, but in no event later than the later of (i) 10 Business Days after the date of such demand or (ii) 2 Business Days before the date the Tax to which such amount payable relates is due or is to be paid, provided that such amount shall only be payable after the applicable T-Mobile Group Member provides Tower Operator with a written statement describing in reasonable detail the Tax and the computation of the amount payable. Such written statement shall, at Tower Operator's request, as long as payment is not delayed, be verified by a nationally recognized independent accounting firm selected by Tower Operator. Such verification shall be at Tower Operator's expense unless the accounting firm determines that the amount payable by Tower Operator is more than five percent less than the amount shown on such written statement, in which event, the applicable T-Mobile Group Member shall pay such costs. In the case of a Tax subject to indemnification under this Section 34(b) which is properly subject to a contest in accordance with Section 34(d), Tower Operator (i) shall be obligated to make any advances with respect to such Tax whenever required under Section 34(d) and (ii) shall pay such Tax (in the amount finally determined to be owing in such contest) on an after-Tax basis prior to the latest time permitted by the relevant taxing authority for timely payment after a final determination.

(c)Tax Savings. If, by reason of any payment made, or any Tax Event or other event giving rise to such payment, to or for the account of any Tax Indemnitee by Tower Operator pursuant to Section 34(a) or Section 34(b) of this Agreement or Section 2.11(a) of the Master Agreement (a “Triggering Event”), such Tax Indemnitee realizes a Tax Savings in any taxable year which was not taken into account previously in computing such payment by Tower Operator to or for the account of the Tax Indemnitee, then the Tax Indemnitee shall promptly pay to Tower Operator an amount equal to such Tax Savings. The “Tax Savings” in a taxable year shall be (i) the actual federal and state income Taxes that would have been payable by the Tax Indemnitee (or its consolidated or affiliated group as applicable) for the taxable year in the absence of the Triggering Event, over such Taxes that are actually payable for such taxable year taking such Triggering Event into account, (ii) any interest actually received by the Tax Indemnitee as a result of a refund of tax relating to a Triggering Event, and (iii) an additional gross-up amount to reflect the amount of any additional reduction in Taxes of the Tax Indemnitee attributable to payments made by the Tax Indemnitee pursuant to this sentence, including this clause (iii). However, the Tax Indemnitee shall not be obligated to make such payment to the extent that the amount of such payment would exceed the excess of (x) all prior related indemnity payments (excluding costs and expenses incurred with respect to contests) made by Tower Operator over (y) the amount of all prior related indemnity payments by the Tax Indemnitee to Tower Operator; provided, that any such excess Tax Savings realized (or deemed realized) by such Tax Indemnitee which are not paid to Tower Operator as a result of this sentence shall be carried forward and reduce Tower Operator's obligations to make subsequent related indemnity payments to such Tax Indemnitee pursuant to this Section 34. For the avoidance of doubt, a Triggering Event may give rise to a Tax Savings in a past or future taxable year (e.g., if the Triggering Event caused or increased a net operating loss in the year of the Triggering Event and such loss is carried back or forwards and results in a reduction in Tax liability in a different taxable year). If a Tax Indemnitee pays or credits Tower Operator in respect of a Tax Savings in a particular taxable year, and it is later determined that the Tax Indemnitee did not have a Tax Savings, or had a smaller Tax Savings, in such taxable year (e.g., as a result of an audit adjustment or a net operating loss carryback to such taxable year), such lost or otherwise unavailable Tax Savings shall be treated as a Tax for which Tower Operator must indemnify the Tax Indemnitee pursuant to Section 34(a) or Section 34(b), as the case may be.

(d)Contest Rights. In the event that any Tax Indemnitee receives any written notice of any potential claim or proposed adjustment against such Tax Indemnitee that would result in a Tax Loss or a Tax against which Tower Operator may be required to indemnify pursuant to Section 34(a) or Section 34(b) (a “Tax Claim”), such Tax Indemnitee shall promptly notify Tower Operator of the claim and provide Tower Operator with information relevant to such claim; provided that the failure by the Tax Indemnitee to provide any such information shall not be treated as a failure to comply with this Section 34(d) except to the extent that the failure prejudices the conduct of such contest. With respect to Taxes indemnified under Section 34(b), Tower Operator shall control the contest at Tower Operator's expense. With respect to Taxes indemnified under Section 34(a), the Tax Indemnitee shall control the contest at Tower Operator's expense but shall consult with Tower Operator in good faith, but Tower Operator may require the Tax Indemnitee to contest such Tax Claim unless the Tax Indemnitee has waived its right to indemnification for the Tax payment that is being contested. The Tax Indemnitee is not obligated to contest any Tax Claim that requires payment of the Tax as a condition to pursuing the contest unless Tower Operator has loaned, on an interest-free basis, sufficient funds to the Tax Indemnitee to pay the Tax and any interest or penalties due on the date of payment, and has fully indemnified the Tax Indemnitee for any adverse Tax consequences resulting from such advance. The Tax Indemnitee shall not make, accept or enter into a settlement or other compromise with respect to any Taxes that the Tower Operator has the right to contest under this Agreement without the prior written consent of Tower Operator unless the Tax Indemnitee has waived its right to indemnification for the Tax payment that is being contested. The Tax Indemnitee shall not be required to appeal any adverse decision of the United States Tax Court, a Federal District Court or any comparable trial court unless (i) Tower Operator shall have furnished to the Tax Indemnitee an opinion of a nationally recognized, independent tax counsel chosen by Tower Operator and reasonably acceptable to the Tax Indemnitee, to the effect that there is substantial authority for the position to be asserted in appealing the matter in question, (ii) Tower Operator is paying the reasonable costs of such appeal and (iii) the Tax Indemnitee is otherwise required by this Section 34(d) to contest the Taxes at issue hereunder. T-Mobile Collocator shall cause its Affiliates to comply with their obligations under this Section 34(d).

(e)Tax Records. T-Mobile Lessors, T-Mobile and Tower Operator agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Sites (including access to books and records) as is reasonably necessary for Tax purposes. T-Mobile Lessors, T-Mobile and Tower Operator shall retain all books and records with respect to Taxes indemnifiable under Section 34(a) or Section 34(b) or payable under Section 22 pertaining to the Sites for a period of at least seven years following the close of the taxable year to which the information relates, or 60 days after the expiration of any applicable statute of limitations, whichever is later. At the end of such period, each Party shall provide the other with at least 60 days' prior written notice before destroying any such books and records, during which period the Party receiving such notice can elect to take possession, at its own expense, of any books and records reasonably required by such Party for Tax purposes. T-Mobile Lessors, T-Mobile and Tower Operator shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Sites.

(f)Netting of Losses; Tax Treatment. All payments made pursuant to this Section 34 shall, to the fullest extent permitted by applicable Law, be treated for all Tax purposes (to the extent such treatment is consistent with the rent allocations made for purposes of Section 467 of the Code pursuant to Section 10 of this Agreement) as adjustments to the Rent and Pre-Lease Rent. The amount of any claim under this Section 34 shall take into account any amounts actually recovered by the indemnitee pursuant to any indemnification by, or indemnification agreement with, any Ground Lessor.

(g)Post Purchase Option. In the event that Tower Operator acquires any T-Mobile Lessor's or any T-Mobile Ground Lease Additional Party's interest in any Site after the exercise of any Purchase Option under Section 20 or Section 29(b) of this Agreement, Tower Operator shall be liable for all Taxes (including all Landlord Reimbursement Taxes) with respect to such Site with respect to all periods after the exercise of the Purchase Option with respect to such Site (the “Post-Exercise Period”).  In the event that Tower Operator has been appointed, in perpetuity, as the exclusive operator of the Included Property of such Site in accordance with Section 20(h), Tower Operator agrees to pay and to indemnify, protect, defend, save and keep harmless each T-Mobile Group Member from and against any and all Taxes payable with respect to such Site with respect to the Post-Exercise Period; provided, however, that (i) the contest provisions set forth in Section 34(d) shall apply to indemnified Taxes with respect to such Site and (ii) Tower Operator shall not be required to indemnify for any gross-up for Taxes payable by any T-Mobile Group Member on any payments received under this paragraph.  If a Tax for which Tower Operator is responsible under this Section 34(g) (for which Tower Operator was not responsible prior to the Post-Exercise Period) is not calculated or assessed on the basis of a time period, such Tax shall be prorated using a fair and equitable proration method that considers, among other things, the basis upon which such Taxes are assessed.  Nothing in this Section 34(g) shall affect any liability for Taxes with respect to any Site prior to the exercise of a Purchase Option with respect to such Site or any liability for Taxes that any T-Mobile Group Member has under the MPL Site MLA.

(h)Survival. The agreements and indemnities contained in this Section 34 shall survive the termination of this Agreement with respect to any Site.

SECTION 35.Damage to the Site, Tower or the Improvements.

(a)If there occurs a casualty that damages or destroys all or a Substantial Portion of any Site, then within 60 days after the date of the casualty, Tower Operator shall notify the applicable T-Mobile Lessor in writing as to whether the Site is a Non-Restorable Site, which notice shall specify in detail the reasons for such determination by Tower Operator, and if such Site is not a Non-Restorable Site (a “Restorable Site”) the estimated time, in Tower Operator's reasonable judgment, required for Restoration of the Site (a “Casualty Notice”). If Tower Operator fails to give Casualty Notice to the applicable T-Mobile Lessor within such 60-day period, the affected Site shall be deemed to be a Restorable Site. If the applicable T-Mobile Lessor or the applicable T-Mobile Ground Lease Additional Party disagrees with any determination of Tower Operator in the Casualty Notice that the Site is a Non-Restorable Site, such Party may institute arbitration proceedings to determine any such matter in the manner described in Section 29(f). If such Site is a Non-Restorable Site, then either Tower Operator or the applicable T-Mobile Lessor or the applicable T-Mobile Ground Lease Additional Party, as applicable, shall have the right to terminate this Agreement as to such Site by written notice to the other Party (given within the time period required below), whereupon the Term as to such Site shall automatically expire as of the date of such notice of termination. Any such notice of termination shall be given not later than 30 days after receipt of the Casualty Notice (or after final determination that the Site is a Non-Restorable Site if arbitration is instituted as provided above). In all instances Tower Operator shall have the sole right to retain all insurance Proceeds related to a Non-Restorable Site.

(b)If there occurs, as to any Site, a casualty that damages or destroys (i) all or a Substantial Portion of such Site and the Site is a Restorable Site, or (ii) less than a Substantial Portion of any Site, then Tower Operator, at its sole cost and expense, shall promptly commence and diligently prosecute to completion, within a period of 60 days after the date of the damage, the adjustment of Tower Operator's insurance Claims with respect to such event and, thereafter, promptly commence, and diligently prosecute to completion, the Restoration of the Site. The Restoration shall be carried on and completed in accordance with the provisions and conditions of this Section 35.

(c)If Tower Operator is required to restore any Site in accordance with Section 35(b), all Proceeds of Tower Operator's insurance Claims with respect to the related casualty shall be held by Tower Operator or the Tower Operator Lender and applied to the payment of the costs of the Restoration and shall be paid out from time to time as the Restoration progresses. Any portion of the Proceeds of Tower Operator's insurance applicable to a particular Site remaining after final payment has been made for work performed on such Site may be retained by and shall be the property of Tower Operator. If the cost of Restoration exceeds the Proceeds of Tower Operator's insurance, Tower Operator shall pay the excess cost.
(d)Without limiting Tower Operator's obligations under this Agreement in respect of a Site subject to a casualty, the T-Mobile Collocator's rights and obligations in respect of a Site subject to a casualty are as set forth in the MPL Site MLA.

(e)The Parties acknowledge and agree that this Section 35 is in lieu of and supersedes any statutory requirements under the laws of any State applicable to the matters set forth in this Section 35.

SECTION 36.Condemnation.

(a)If there occurs a Taking of all or a Substantial Portion of any Site, other than a Taking for temporary use, then Tower Operator shall have the right to terminate this Agreement as to such Site by providing written notice to T-Mobile Lessors and T-Mobile Collocator within 30 days of the occurrence of such Taking, whereupon the Term shall automatically expire as to such Site, as of the earlier of (i) the date upon which title to such Site, or any portion of such Site, is vested in the condemning authority, or (ii) the date upon which possession of such Site or portion of such Site is taken by the condemning authority, as if such date were the Site Expiration Date as to such Site, and each Party shall be entitled to prosecute, claim and retain the entire Award attributable to its respective interest in such Site under this Agreement.

(b)If there occurs a Taking of less than a Substantial Portion of any Site, then this Agreement and all duties and obligations of Tower Operator under this Agreement in respect of such Site shall remain unmodified, unaffected and in full force and effect. Tower Operator shall promptly proceed with the Restoration of the remaining portion of such Site (to the extent commercially feasible) to a condition substantially equivalent to its condition prior to the Taking. Tower Operator shall be entitled to apply the Award received by Tower Operator to the Restoration of any Site from time to time as such work progresses. If the cost of the Restoration exceeds the Award recovered by Tower Operator, Tower Operator shall pay the excess cost. If the Award exceeds the cost of the Restoration, the excess shall be paid to Tower Operator upon completion of the Restoration.

(c)If there occurs a Taking of any portion of any Site for temporary use, then this Agreement shall remain in full force and effect as to such Site for the remainder of the Term as to such Site. Notwithstanding anything to the contrary contained in this Agreement, during such time as Tower Operator will be out of possession of such Site, if a Lease Site, or unable to operate such Site, if a Managed Site, by reason of such Taking, the failure to keep, observe, perform, satisfy and comply with those terms and conditions of this Agreement, compliance with which are effectively impractical or impossible as a result of Tower Operator's being out of possession of or unable to operate (as applicable), such Site shall not be a breach of or an event of default under this Agreement. Each Party shall be entitled to prosecute, claim and retain the Award attributable to its respective interest in such Site under this Agreement for any such temporary Taking.

SECTION 37.Operating Principles.

During the Term of a Site, Tower Operator shall manage, operate and maintain such Site (including with respect to the entry into, modification, amendment, extension, expiration, termination, structuring and administration of Ground Leases and Collocation Agreements related thereto), (i) in the ordinary course of business, (ii) in compliance with applicable Law in all material respects, (iii) in a manner consistent in all material respects with the manner in which Tower Operator manages, operates and maintains its portfolio of telecommunications tower sites and (iv) in a manner that shall not be less than the general standard of care in the tower industry. Without limiting the generality of the foregoing, during the Term of a Site, except as expressly permitted by the terms of this Agreement, Tower Operator shall not without the prior written consent of T-Mobile Lessors (A) manage, operate or maintain such Site in a manner that would (x) diminish the expected residual value of such Site in any material respect or shorten the expected remaining economic life of such Site, in each case determined as of the expiration of the Term of such Site, or (y) cause such Site or a substantial portion of such Site to become “limited use property” within the meaning of Rev. Proc. 2001-28, 2001-1 C.B. 1156 (except, in the case of this clause (y), as required by applicable Law or any Governmental Authority), (B) structure any related Ground Lease in a manner such that the amounts payable thereunder are above fair market value during any period following or upon the expiration of the Term of such Site (without regard to any amounts payable prior to the expiration of the Term of such Site) or (C) structure any related Collocation Agreement in a manner such that the amounts payable thereunder are less than fair market value during any period following or upon expiration of the Term of such Site (without regard to any amounts payable prior to the expiration of the Term of such Site), in each case unless otherwise expressly authorized by the terms and conditions of this Agreement and the Transaction Documents.

SECTION 38.General Provisions.

(a)Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

(b)Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including matters of validity, construction, effect, performance and remedies; provided, however, that the enforcement of this Agreement with respect to a particular Site as to matters relating to real property and matters mandatorily governed by local Law, shall be governed by and construed in accordance with the laws of the state in which the Site in question is located.

(c)Entire Agreement; Successors and Assignees. This Agreement (including, for the avoidance of doubt, the Exhibits), constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements, both written and oral, between the Parties with respect to the subject matter of this Agreement. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assignees.

(d)Fees and Expenses. Except as otherwise specifically set forth in this Agreement, whether the transactions contemplated by this Agreement are or are not consummated, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses.

(e)Notices. All notices, requests, demands, waivers and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been delivered (i) the next Business Day when sent overnight by a nationally recognized overnight courier service, or (ii) upon delivery when personally delivered to the receiving Party. All such notices and communications shall be mailed, sent or delivered as set forth below or to such other person(s) or address(es) as the receiving Party may have designated by written notice to the other Party. In addition to the addressees below, all such notices related to a specific Site or Sites shall be sent concurrently herewith to the addresses set forth in the Site Lease Agreement applicable to such Sites.

If to any T-Mobile Lessor, to:
T-Mobile USA, Inc.
12920 S.E. 38th Street
Bellevue, Washington 98006
Attention: Leasing Administration
and a copy of any notice given pursuant to Section 29 to:
T-Mobile USA, Inc.
12920 S.E. 38th Street
Bellevue, Washington 98006
Attention: Legal Department

with a copy to:
Jones Day
222 East 41st Street
New York, New York 10017
Attention: Robert A. Profusek
If to T-Mobile Parent, to:
T-Mobile USA, Inc.
12920 S.E. 38th Street
Bellevue, Washington 98006
Attention: Leasing Administration
and a copy of any notice given pursuant to Section 29 to:
T-Mobile USA, Inc.
12920 S.E. 38th Street
Bellevue, Washington 98006
Attention: Legal Department
If to Tower Operator, to:
Crown Castle International Corp.
1220 Augusta Drive, Suite 500
Houston, Texas 77057
Attention: CFO (Jay Brown)
Attention: General Counsel (E. Blake Hawk)
and a copy of any notice given pursuant to Section 29 to:
Crown Castle International Corp.
1220 Augusta Drive, Suite 500
Houston, Texas 77057
Attention: Legal Department
(f)Amendment; Modifications. This Agreement may be amended, modified or supplemented only by written agreement of the Parties.

(g)Time of the Essence. Time is of the essence in this Agreement, and whenever a date or time is set forth in this Agreement, the same has entered into and formed a part of the consideration for this Agreement.

(h)Specific Performance. Each Party recognizes and agrees that in the event of any failure or refusal to perform the obligations required by this Agreement, remedies at Law would be inadequate and that, subject to the terms of this Agreement, in addition to such other remedies as may be available to it at Law or in equity, either party may seek injunctive relief and to enforce its rights by an action for specific performance to the fullest extent permitted by applicable Law. Each Party hereby waives any requirement for security or the posting of any bond or other surety in connection with any temporary or permanent award of injunctive, mandatory or other equitable relief. Subject to Section 38(j) of this Agreement, nothing contained in this Agreement shall be construed as prohibiting any Party from pursuing any other remedies available to it pursuant to the provisions of this Agreement or applicable Law for such breach or threatened breach, including the recovery of damages.

(i)Jurisdiction and Consent to Service. Each of the Parties (i) agrees that any suit, action or proceeding arising out of or relating to this Agreement shall be brought solely in the state courts of the State of New York sitting in the County of New York or federal courts of the State of New York for the Southern District of New York, and appellate courts having jurisdiction of appeals from any of the foregoing, (ii) consents to the exclusive jurisdiction of each such court in any suit, action or proceeding relating to or arising out of this Agreement, (iii) waives any objection that it may have to the laying of venue in any such suit, action or proceeding in any such court, and (iv) agrees that service of any court paper may be made in such manner as may be provided under applicable Laws or court rules governing service of process.

(j)WAIVER OF JURY TRIAL. EACH PARTY TO THIS AGREEMENT WAIVES ITS RIGHT TO A JURY TRIAL IN ANY COURT ACTION ARISING AMONG ANY OF THE PARTIES HEREUNDER, WHETHER UNDER OR RELATING TO THIS AGREEMENT, AND WHETHER MADE BY CLAIM, COUNTERCLAIM, THIRD PARTY CLAIM OR OTHERWISE.

(k)Limitation of Liability. Notwithstanding anything in this Agreement to the contrary, neither Party shall have any liability under this Agreement, for: (y) any punitive or exemplary damages, or (z) any special, consequential, incidental or indirect damages, including lost profits, lost data, lost revenues and loss of business opportunity, whether or not the other Party was aware or should have been aware of the possibility of these damages.

(l)Severability. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nonetheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 39.T-Mobile Parent Guarantee.

(a)T-Mobile Parent unconditionally guarantees to the Tower Operator Indemnitees the full and timely payment and performance and observance of all of the terms, provisions, covenants and obligations of T-Mobile Lessors under this Agreement (the “T-Mobile Lessor Obligations”). T-Mobile Parent agrees that if any T-Mobile Lessor defaults at any time during the Term of this Agreement in the performance of any of the T-Mobile Lessor Obligations, T-Mobile Parent shall faithfully perform and fulfill all T-Mobile Lessor Obligations and shall pay to the applicable beneficiary all reasonable attorneys' fees, court costs and other expenses, costs and disbursements incurred by the applicable beneficiary on account of any default by any T-Mobile Lessor and on account of the enforcement of this guaranty.

(b)The foregoing guaranty obligation of T-Mobile Parent shall be enforceable by any Tower Operator Indemnitee in an action against T-Mobile Parent without the necessity of any suit, action or proceeding by the applicable beneficiary of any kind or nature whatsoever against any T-Mobile Lessor, without the necessity of any notice to T-Mobile Parent of such T-Mobile Lessor's default or breach under this Agreement, and without the necessity of any other notice or demand to T-Mobile Parent to which T-Mobile Parent might otherwise be entitled, all of which notices T-Mobile Parent hereby expressly waives. T-Mobile Parent hereby agrees that the validity of this guaranty and the obligations of T-Mobile Parent hereunder shall not be terminated, affected, diminished or impaired by reason of the assertion or the failure to assert by any Tower Operator Indemnitee against any T-Mobile Lessor any of the rights or remedies reserved to such Tower Operator Indemnitee pursuant to the provisions of this Agreement or any other remedy or right which such Tower Operator Indemnitee may have at law or in equity or otherwise.

(c)T-Mobile Parent covenants and agrees that this guaranty is an absolute, unconditional, irrevocable and continuing guaranty. The liability of T-Mobile Parent hereunder shall not be affected, modified or diminished by reason of any assignment, renewal, modification, extension or termination of this Agreement or any modification or waiver of or change in any of the covenants and terms of this Agreement by agreement of a Tower Operator Indemnitee and any T-Mobile Lessor, or by any unilateral action of either a Tower Operator Indemnitee or any T-Mobile Lessor, or by an extension of time that may be granted by a Tower Operator Indemnitee to any T-Mobile Lessor or any indulgence of any kind granted to any T-Mobile Lessor, or any dealings or transactions occurring between a Tower Operator Indemnitee and any T-Mobile Lessor, including any adjustment, compromise, settlement, accord and satisfaction or release, or any Bankruptcy, insolvency, reorganization or other arrangements affecting any T-Mobile Lessor. T-Mobile Parent does hereby expressly waive any suretyship defenses it might otherwise have.

(d)All of the Tower Operator Indemnitees' rights and remedies under this guaranty are intended to be distinct, separate and cumulative and no such right and remedy herein is intended to be to the exclusion of or a waiver of any other. T-Mobile Parent hereby waives presentment demand for performance, notice of nonperformance, protest notice of protest, notice of dishonor and notice of acceptance. T-Mobile Parent further waives any right to require that an action be brought against any T-Mobile Lessor or any other Person or to require that resort be had by a beneficiary to any security held by such beneficiary.

(e)For the avoidance of doubt, the T-Mobile Lessor Obligations shall not include any obligations of Crown Castle International Corp. under the terms of the Parent Indemnity Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and sealed by their duly authorized representatives, all effective as of the day and year first written above.

T-MOBILE LESSORS:

T-MOBILE USA TOWER LLC

By:     /s/ David A. Miller
Name:    David A. Miller
Title:    EVP & General Counsel

T-MOBILE WEST TOWER LLC

By:     /s/ David A. Miller
Name:    David A. Miller
Title:    EVP & General Counsel

T-MOBILE PARENT:

T-MOBILE USA, INC.

By:     /s/ David A. Miller
Name:    David A. Miller
Title:    EVP & General Counsel

TOWER OPERATOR:

CCTMO LLC

By:     /s/ Jay A. Brown
Name:    Jay A. Brown
Title:    Senior Vice President, Chief Financial
Officer and Treasurer

[Signature Page to Master Prepaid Lease]